UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors’ Meeting Held on March 26, 2024.

2.	Call Notice of the Annual and Extraordinary General Meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 26, 2024.

3.	Management proposal for the annual and extraordinary general shareholders’ meetings to be held on April 26, 2024.

4.	Handbook for participation in the annual and extraordinary general shareholders’ meetings to be held on April 26, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 28, 2024.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) 32.785.497/0001-97	A Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on March 26, 2024

I.   Date, Time and Place: March 26, 2024, at 8:00 am, Brasília time, at the headquarters of Natura &Co Holding S.A. ("Company" or "Natura &Co").

II.   Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors of the Company pursuant §2º of Article 15 of Natura &Co Holding S.A. (“Companhia”) bylaws.

III. Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, CoChairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Andrew George McMaster Jr., independent board member, Georgia Melenikiotou, independent board member; Bruno de Araújo Lima Rocha, independent board member and Maria Eduarda Mascarenhas Kertész, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.   Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.     Agenda: Deliberate on the following matters:

(i)     Examination, approval and recommendation of approval, at the annual and extraordinary general meetings, of the following topics: (a) number of members of the Board of Directors to be elected for the next term; (b) election of candidates for members of the Company's Board of Directors for the next term; (c) characterization of candidates for members of the Company's Board of Directors as independent; (d) definition of the annual global remuneration of the Company's managers for the 2024 fiscal year; (e) amendment of article 5 and the consolidation of the Company's Bylaws, to reflect the amount of the capital stock confirmed at the Board of Directors Meeting held on October 10, 2023 and the consolidation of the Company's Bylaws;

(ii)      the call for the Company's annual and extraordinary general meeting, to be held on April 26, 2023, at 9:30 am (“AGOE”) to deliberate on the matters indicated in item (i) above; and

(iii)     authorization for the Company's management to adopt all necessary measures to implement and comply with the approved resolutions.

VI.   Resolutions: After the analysis of the corresponding materials and the discussions related to the matters on the agenda, the members of the Board of Directors unanimously resolved, without reservation, to recommend, pursuant to the provisions of article 20, item (xiv) of the Company’s Bylaws:

(i)      To recommend the approval, by the Company’s shareholders to meet in the AEGM

(a)      the definition of 9 (nine) members to compose the Company's Board of Directors with a term of office of 2 (two) years, which will end on the date of the Annual General Meeting in which the Company's shareholders vote on the financial statements for the fiscal year ending on December 31, 2025;

(b)      recommend the approval, by the Company’s shareholders to meet at the annual and extraordinary general meetings, of the election of the candidates for members of the Board of Directors: (i) Guilherme Peirão Leal; (ii) Antonio Luiz da Cunha Seabra; (iii) Pedro Luiz Barreiros Passos; (iv) Andrew George McMaster Jr. (independent member); (v) Bruno de Araújo Lima Rocha (independent member); (vi) Carla Schmitzberger (independent member); (vii) Georgia Melenikiotou (independent member); (viii) Gilberto Mifano (independent member); (ix) Maria Eduarda Mascarenhas Kertész (independent member);

(b.1)      It is recorded that the nominees for members of the Board of Directors comply with the Company's Nomination Policy, in accordance with Article 25, sole paragraph I of Novo Mercado's Regulation, and that the management's proposal for the AGOE will reflect the Board of Directors' understanding. Furthermore, legal abstentions were observed, meaning that the current members of the Board of Directors did not evaluate their own compliance with the Nomination Policy.

(c)      recommend, in accordance with article 20, (xiv) of the Company's Bylaws, the characterization of candidates for the Board of Directors as independents, Srs. Andrew George McMaster Jr., Bruno de Araújo Lima Rocha, Carla Schmitzberger, Georgia Melenikiotou, Gilberto Mifano e Maria Eduarda Mascarenhas Kertész, as independents, in accordance with the independence criteria established in Article 16 of the Novo Mercado's Regulation, in Article 6 of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended, and as set out in Article 16, paragraph 1 of the Bylaws. And, also, in accordance with the prior analysis carried out internally and the prior analysis of the declarations of independence presented by the candidates, which will be archived at the Company's headquarters;

(c.1)      It is recorded that the legal abstentions were observed, and the current members of the Board of Directors did not deliberate on the characterization of independence itself. The management proposal for the AGOE will reflect the Board of Directors' decision regarding the characterization of candidates' independence for independent directors in specific deliberation.

(d)    recommend the approval, by the Company’s shareholders, to meet at the AEGM, of the proposal of the global compensation of the Company’s managers, to be paid up to the date of the annual general meeting in which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2024;

(e)      recommend the approval, by the Company’s shareholders to be convened at annual and extraordinary general meetings of the Company, pursuant to article 20 (xiv) of the Company’s Bylaws, of the amendment to article 5 of the Company’s Bylaws to reflect the amount of capital stock consigned at the Board of Directors' Meeting held on October 10, 2023 and the consolidation of the Company's Bylaws, to reflect the above change;

(ii)      Approve the call for the Company's AGOE, so that the matters indicated in item (i) above can be resolved.

(iii)     Authorize the Company's Statutory Officers to adopt all necessary measures to implement and comply with the resolutions approved at this meeting.

VII.    Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved, according to votes cast by e-mail and signed by the presiding board and by the attending board members.

São Paulo, March 26, 2024.

_________________________________

Moacir Salzstein

Secretary

JUR_SP - 48285064v4 - 2324006.507077

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly Held Company	State Registration (NIRE) 35.300.531.582

CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meeting to be jointly held, at first call, at 9:30 a.m. of April 26, 2024 (“General Meeting” or “AEGM”), exclusively online, with participation through Ten Meetings’ online platform and with the possibility of sending a remote voting ballot, in order to resolve upon the following matters:

At the Annual General Meeting:

(1)    Review the management accounts, examine, discuss, and vote on the financial statements, together with the report of the independent auditors, the Audit, Risk Management and Finance Committee’s report, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2023;

(2)     Define the number of members for the Company’s Board of Directors;

(3)     Resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors;

(4)     Elect the members of the Company’s Board of Directors, to serve for a unified mandate of two (2) years; and

(5)     Define the global compensation of the Company’s managers, to be paid until the date of the annual general meeting in which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2024.

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At the Extraordinary General Meeting:

(1)     Update article 5 of the Company’s Bylaws reflecting the share capital established at the Board of Directors’ Meeting held on October 10, 2023, and consolidate the Company’s Bylaws.

General Information:

The Handbook for Participation in the General Meeting (“Handbook”) and the Management Proposal, as well as the other documents provided by law and applicable regulation are available to the shareholders at the Company’s principal place of business, located at Avenida Alexandre Colares, n.º 1.188, Sala A17, Bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, at the Company‘s Investor Relations website (https://ri.naturaeco.com), at CVM’s website (https://www.gov.br/cvm/pt-br) and at B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br).

In accordance with Law No. 6,404, of December 15, 1976 (“Corporations Law”), and CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), the Company will conduct the AEGM exclusively in an online manner, through Ten Meetings’ online platform, with no option for in-person attendance.

As the AEGM will be held exclusively online, the shareholders' attendance may only occur via: (i) remote voting ballot; or (ii) online platform. Shareholders holding common registered shares without par value issued by the Company may attend the General Meeting by themselves, by their legal representatives or by their attorneys-in-fact, provided that their shares are registered in their name at the financial depository institution responsible for the Company’s book-entry share services (bookkeeping agent), namely, Itaú Corretora de Valores S.A. (CNPJ/ME no. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of the Corporations Law.

Pursuant to CVM Resolution No. 70, of March 22, 2022, as amended, the minimum percentage interest in the Company’s voting capital required for adoption of the multiple voting mechanism for election of members of the Board of Directors is five percent (5%). The requirement for adoption of the multiple voting mechanism must be delivered by the shareholders in up to forty-eight (48) hours prior to the General Meeting, pursuant to paragraph 1 of article 141 of the Corporations Law.

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 Remote Voting Ballot

If the shareholder opts to exercise the right to vote by submitting a remote voting ballot (“Ballot”) made available by the Company under the terms of CVM Resolution No. 81, the shareholder may send the Ballot through the following channels: (1) in case of shares issued by the Company deposited with Itaú, the financial depositary institution responsible for the Company’s book-entry share services (bookkeeping agent), submit the voting instructions to Itaú, subject to the procedures established and documents requested by Itaú, as informed in the Handbook; (2) in case they have shares issued by the Company deposited with a custodian, submit the voting instructions to the respective custodian, which will send the votes to the Depositary Center of B3 S.A. – Brasil, Bolsa, Balcão, pursuant to the procedures and required documentation set forth by the respective custodian, as informed in the Handbook; (3) by sending the voting instructions directly to the Company, in digital or hard copy, according to the instructions in the Handbook; or (4) by sending the Ballot digitally via the "Ten Meetings" online platform, in accordance with the guidelines and deadlines set out in the Handbook.

For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Resolution No. 81, as well as the instructions and terms contained in the Handbook and in the Ballots published by the Company.

Since the Company will hold an Annual General Meeting and an Extraordinary General Meeting on the same day, the shareholders must deliver separate Ballots for each General Meeting for which they wish to cast their vote.

Notwithstanding the possibility of sending the Ballot and other documents on hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to preferably send the Ballot in a digital manner via the "Ten Meetings" online platform, in accordance with the guidelines and deadlines set out in the Manual.

The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 27 of CVM Resolution No. 81) is April 19, 2023 (inclusive). Ballots received after such date will be disregarded.

Pursuant to CVM Resolution No. 81, shareholders who attend the General Meeting in person or through a representative, or which remote voting ballot is deemed valid by the Company, shall be deemed present at the General Meeting.

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Online Participation

Shareholders will be able to participate online in the General Meeting, through Ten Meetings’ online platform, pursuant to the Handbook and Management Proposal. Pursuant to article 28, paragraphs 2 and 3 of CVM Resolution No. 81, shareholders shall have the option of:

(i) simply participate in the General Meeting, regardless of whether or not a Ballot was submitted; or

(ii) participate and cast votes at the General Meeting. If a Shareholder that previously sent a Ballot decides to vote at the General Meeting, any voting instructions received through the Ballot will be disregarded.

Shareholders or proxies/representatives that wish to participate in the General Meeting using the Ten Meetings electronic system must visit the following website https://assembleia.ten.com.br/808431682, complete the registration, and submit all requisite documents through the website for qualification to participate and/or vote at the General Meeting. This process must be completed within two (2) days prior to the date of the General Meeting, that is, by April 24th, 2024.

For registration purposes, Shareholders must send to the Company, no later than April 24, 2024, the following documents:

(i) individual shareholders: a photo ID;

(ii) shareholders that are legal entities: the latest consolidation of the bylaws or articles of association and documentation proving representation (minutes of election of directors and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s);

(iii) shareholders that are investment funds: the latest consolidated regulations of the fund, bylaws, or articles of association of its manager or administrator, documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents, whether drafted or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

São Paulo, March 26, 2024.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

4

Natura &Co

Management Proposal

Annual and Extraordinary General Meeting
to be held on April 26, 2024.

5

I am pleased to invite you to the 2024 Annual and Extraordinary General Meetings of the Company, to be held on April 26, at 09:30 a.m., Brasília time, exclusively virtual, with attendance through a webcast link.

In 2023, Natura &Co underwent a transformative journey marked by rebuilding, refocusing, and a remarkable turnaround. Despite facing challenges on multiple fronts that tested our values, I take pride in the accomplishments and the strategic path we forged. Natura &Co persevered without compromising its core values, making tough yet necessary decisions that have set the stage for renewed growth.

Crucially, the year's successes wouldn't have been possible without the exceptional dedication of our team. Their discipline and resilience in navigating a year of profound change were truly commendable. I deeply appreciate the collective effort and professionalism displayed by the team, playing a pivotal role in positioning the company on a stronger foundation for the future.

In 2023, our adjusted EBITDA reached double-digits, and we successfully shifted our cash generation from negative to positive, in line with our plans. We also successfully reduced our debt through a robust liability management plan, including extending debt maturities. This streamlined capital structure frees up resources and creates a more solid financial foundation for sustainable growth in the next years, allowing us to fully concentrate on our core strengths and drive long-term value creation.

Over the past decade, our vision of global expansion was initially supported by a vibrant worldwide economy influenced by low-interest rates. However, unforeseen challenges, such as the pandemic and subsequent inflationary pressures, posed significant obstacles to our ambitions. By mid-2022, adverse consumer scenarios, especially in retail foot traffic, combined with our debt ratio, hindered our ability to make essential investments so that all our brands could thrive as they should. Consequently, our initial resolution was to streamline the Holding structure, focus on working capital management, and grant more autonomy to business units to allocate resources and pursue strategic priorities. Importantly, we consciously prioritized margins and cash generation over sales growth.

In 2023, we took further steps, including the sale of Aesop in August, unlocking significant value to improve our capital structure and deleverage our balance sheet. Simultaneously, we concluded that The Body Shop needed additional expertise and focus for its transformation, leading to its sale in December. It has been a true privilege to work with both Aesop and The Body Shop, whose values and purpose are deeply aligned with our own.

Moving forward, these strategic moves signify a return to basics for Natura &Co, with a renewed focus on our core strength, the relationship selling model, and the evolution towards omnichannel capabilities. With a simplified capital structure and a commitment to profitability, we aim to protect margins and achieve sustainable sales growth.

In Latin America, under the leadership of João Paulo Ferreira, our aim is to continue the integration of Natura and Avon’s operations. We're focused on capturing synergies and aligning the brands to foster future growth. This will be driven by product innovation and the diversification of shopping experiences and occasions, facilitated by enhanced digitalization of Direct Selling and omnichannel integration. Avon International will continue to optimize its operations and reduce costs, while focusing on key geographies to return to a growth path. Gratitude is expressed to Angela Cretu for her leadership, and a warm welcome is extended to Kristof Neirynck as the new CEO of Avon International.

Looking ahead, we recognize the changing landscape of business accountability and the continued importance of addressing social and environmental issues. As we approach COP-30 in Belém, Brazil, in 2025, we are committed to embracing partnerships to unlock the potential of nature-based solutions. Collaboration and regeneration will be pivotal in navigating the urgent challenges posed by climate change.

Throughout this journey, we have remained committed to the values upon which Natura &Co was built. Despite facing difficult circumstances, maintaining transparency, engaging in social issues, and prioritizing environmental impact have remained at the core of our business.

We take pride in our decision to refocus on our core strengths while upholding our values, and maintaining Natura &Co as a business with the ESG agenda at its core.

Lastly, I encourage you to read our 2024 Management Proposal. We remain committed to creating sustainable long-term value for our shareholders.

On behalf of the Board of Directors and management team we thank you for choosing to invest in Natura &Co.

We look forward to continuing our journey side by side with you,

With gratitude,

Fábio Barbosa,

Natura &Co CEO

6

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    1.Information on the matters subject to resolution

    All information and documents set forth in CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution 81”) related to the matters subject to resolution in the Annual and Extraordinary General Meetings of the Company, to be held at 9:30 a.m., on April 26, 2024, exclusively online, with attendance through Ten Meetings electronic system (“AEGM” or “General Meetings”), as well as the further information and documents relevant for the exercise of voting rights by the shareholders are available to the shareholders at the Company’s principal place of business and on the Investor Relations website (https://ri.naturaeco.com), the Brazilian Securities and Exchange Commission – CVM (“CVM”) website (www gov.br/cvm) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

    Under the Call Notice to be disclosed pursuant to Law No. 6,404/76 (“Corporations Law”), the General Meetings shall have the following agenda:

    At the Annual General Meeting:

    (1)Review the management accounts, examine, discuss, and vote on the financial statements, together with the report of the independent auditors, the Audit, Risk Management and Finance Committee’s report, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2023;

    (2)Define the number of members for the Company’s Board of Directors;

    (3)Resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors;

    (4)Elect the members of the Company’s Board of Directors, to serve for a unified mandate of two (2) years; and

    (5)Define the global compensation of the Company’s managers, to be paid until the date of the annual general meeting in which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2024.

    At the Extraordinary General Meeting:

    (1)Update article 5 of the Company’s Bylaws reflecting the share capital established at the Board of Directors’ Meeting held on October 10, 2023, and consolidate the Company’s Bylaws.

8

    BOARD OF DIRECTORS

    2. Management Proposal

    In compliance with the provisions of CVM Resolution No. 80, and of CVM Resolution No. 81, in order to instruct the Shareholders regarding the matters to be resolved at the AEGM, to be held at 9:30 a.m., on April 26, 2024, exclusively online, pursuant to article 5, paragraph 2, item 1, and article 28, paragraphs 2 and 3 of CVM Resolution 81, this document provides the Company’s management proposal about the matters to be submitted to the resolution of the Shareholders in the AEGM, as well as the information relevant for the exercise of the voting right by the Shareholders.

    At the Annual General Meeting:

    (1) Review the management accounts, examine, discuss, and vote on the financial statements, together with the report of the independent auditors, the Audit, Risk Management and Finance Committee’s report, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2023.

    The annual management report and the financial statements, together with the report of the independent auditors, the Audit, Risk Management and Finance Committee’s report, for the fiscal year ended on December 31, 2023, were approved by the Board of Directors at a meeting held on March 07, 2024, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2023, were disclosed on March 11, 2024, at the Company’s website and by means of the Empresas.Net System, pursuant to CVM Resolution No. 166, dated September 01, 2022, as amended.

    In addition to the other applicable documents, pursuant to CVM Resolution 81, the documents below are available for consultation at the Investor Relations’ website (https://ri.naturaeco.com/en) at the CVM’s website (www.gov.br/cvm) and on the B3 website (www.b3.com.br):

    •         Management Report;

    •         Financial Statements;

    •         Management comments about the Company’s financial situation, pursuant to item 2 of the Reference Form and CVM Resolution 81, which is also in Exhibit I to this Proposal;

    •         Independent Auditors' Report;

    •         Fiscal Council Opinion concerning the Financial Statements;

    •         Annual Report of the Audit, Risk Management and Finance Committee;

    •         Declaration on the Financial Statements; and

    •         Declaration on the Auditors' Report.

    As indicated in the Company's financial statements and pursuant to article 191 of the Corporations Law, the Company's result for the year ended December 31, 2023, was R$ 2,973,731,000.00 (two billion nine hundred seventy-three million seven hundred thirty-one thousand Brazilian Reais).

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    Pursuant to article 189 of the Corporations Law, the accumulated losses of the Company in the amount of R$ 1,994,555.000.00 (one billion nine hundred ninety-four million five hundred fifty-five thousand Brazilian Reais) were fully deducted from the result of the year, resulting in a net profit of R$979,176,000.00 (nine hundred seventy-nine million one hundred seventy-six thousand Brazilian Reais).

    The net profit will be allocated as follows:

Allocation	Value - BRL
Result for the year	R$2,973,731,000.00
Offsetting of accumulated losses from previous fiscal years	(-)R$1,994,555,000.00
Net profit (article 191 of the Corporations Law)	R$979,176,000.00
Legal Reserve	-
Advance distribution of dividends, as approved by the Board of Directors on March 11, 2024	R$979,176,000.00

    Considering that on March 11, 2024, the Board of Directors approved the distribution of dividends totaling R$979,176,000.00 (nine hundred seventy-nine million, one hundred seventy-six thousand reais), corresponding to 100% (one hundred percent) of the net profit for the fiscal year 2023, there will be no distribution of additional dividends.

    The Management clarifies that there was no allocation of part of the net profit to the legal reserve, considering that the Company currently has capital reserves exceeding 30% of its share capital, in accordance with § 1 of article 193 of the Corporate Law.

    The Management proposes the approval of the management accounts, of the management report and of the financial statements, together with the report of the independent auditors, and of the Audit, Risk Management and Finance Committee’s report, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2023.

    For more information on this matter, see Exhibit II to this Management Proposal, which contains the information required by “Exhibit A” of CVM Resolution 81.

    (2) Define the number of members for the Company’s Board of Directors.

    In alignment with the strategic decision to maintain the governance structure approved at the Annual and Extraordinary General Meeting held on April 26, 2023, the Management proposes that the Board of Directors, in the event of election by majority vote or through the adoption of the multiple vote procedure, be composed of nine (9) members, maintaining the same number currently in force. The Management believes that this format currently ensures the efficient functioning of the Company’s Board of Directors.

    Without prejudice to the proposal above, in the event that the separate election by minority shareholders is requested for the election of the members of the Company’s Board of Directors, pursuant to article 141, paragraph 4, of Corporations Law, the Management proposes that the fixed number of Directors be ten (10), in order to permit the election of the Board of Directores members indicated by the Management.

10

    (3) Resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors.

    Under article 17 of the Novo Mercado Rules, the characterization of the persons nominated to the Board of Directors as independent board members shall be resolved by the Company’s General Meeting.

    The candidates to Independent Board Members are Andrew George McMaster Jr., Bruno de Araújo Lima Rocha, Carla Schmitzberger, Georgia Melenikiotou, Gilberto Mifano and Maria Eduarda Mascarenhas Kertész.

    Pursuant to article 17, I of the Novo Mercado Rules and Exhibit K of the CVM Resolution 80, the Company obtained a declaration from the candidates indicated above, in which they attested their compliance with the criteria established in the Novo Mercado Rules. In addition, the Company's Board of Directors issued a favorable statement for the qualification of the candidates indicated above in accordance with the independence criteria set forth in the Novo Mercado Rules and Exhibit K of the CVM Resolution 80.

    In view of the foregoing, the Management recommends that the shareholders approve, within the scope of the Annual General Meeting, the classification of Andrew George McMaster Jr., Bruno de Araújo Lima Rocha, Carla Schmitzberger, Georgia Melenikiotou, Gilberto Mifano and Maria Eduarda Mascarenhas Kertész as candidates to independent members of the Company’s Board of Directors.

    For more information about the candidates to members of the Board of Directors, see document in Exhibit III to this Proposal.

    (4) Elect the members of the Company’s Board of Directors, to serve for a unified mandate of two (2) years.

    In alignment with the strategic decision to uphold the governance structure approved at the Annual and Extraordinary General Meeting held on April 26, 2023, the Management recommends the reappointment of the candidates listed below to the Company’s Board of Directors. Their term of office will be of two (2) years, concluding on the date of the annual general meeting during which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2024.

    Guilherme Peirão Leal

    Antonio Luiz da Cunha Seabra

    Pedro Luiz Barreiros Passos

    Andrew George McMaster Jr. (independent member)

    Bruno de Araújo Lima Rocha (independent member)

    Carla Schmitzberger (independent member)

    Georgia Melenikiotou (independent member)

    Gilberto Mifano (independent member)

    Maria Eduarda Mascarenhas Kertész (independent member)

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    The Management confirmed that the candidates adhere to the Company’s Policy for Appointment of Managers.

    For more information about the candidates to members of the Board of Directors, see document in Exhibit III to this Proposal.

    Voting on the candidates above will be on one single slate, to be elected through the majority vote.

    The Company's Shareholders representing at least 5% of the corporate capital may require, in writing, adoption of the multiple voting procedure to the Company, under CVM Resolution No. 70, dated of March 22, 2022, and CVM Resolution 81.

    If validly required the adoption of a multiple voting procedure, the vote will be carried out individually instead of through a slate, and each share will be attributed as many votes as the positions to be filled in the Company’s Board of Directors, and the shareholder will be entitled to accumulate votes in one single candidate or distribute them among several candidates.

    Shareholders wishing to request the adoption of the multiple voting procedure must do so, in writing, to the Company, by 9:30 a.m. on April 24, 2024, through the email address ri@natura.net (Subject: "Voto Múltiplo AGOE 2024”) or by correspondence delivered to the Company's headquarters located at Avenida Alexandre Colares, No. 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, to the attention of “Ana Carolina Lopes – Voto Múltiplo AGOE 2024”.

    According to CVM Resolution 81, once the multiple voting procedure is adopted for the election of members of the Board of Directors, the votes cast by shareholders who, through the Remote Voting Ballot, have chosen to "abstain" in the specific item that inquiries about the prior distribution of votes for the candidates listed in the Remote Voting Ballot will be considered as abstention in the corresponding resolution of the AGM. As a result, the votes of such shareholders are not counted in the resolution quorum, and therefore, these shareholders do not participate in the election of the Board of Directors members.

    Additionally, the minority shareholders holding, individually or collectively, in accordance with the provision of article 141 of the Corporations Laws and the Company’s bylaws, of ten percent (10%) or more of the Company’s shares, will have the right to elect, in a separate voting, one member of the Company’s Board of Directors. In the event of a separate election, the Management proposes that the Board of Directors be composed of ten (10) members.

12

    Only shareholders who evidence uninterrupted ownership of the minimum shareholding required to exercise this right during three (3) months immediately preceding the General Meeting may exercise the right to separately elect members of the Company’s Board of Directors.

    (5) Define the global compensation of the Company’s managers, to be paid until the date of the annual general meeting in which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2024.

    The Company’s Management proposes to set the managers’ global compensation, to be paid until the date of the annual general meeting in which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2024, considering the period from May 2024 to April 2025, in the total amount of up to R$82,422,812.14, including fixed, variable and share-based compensation.

    The proposed amount for the global compensation of the managers for the period of May 2024 to April 2025 is 5.93% higher than the amount of R$77,810,117.47 approved at the Annual General Meeting held on April 26, 2023, for the period May 2023 to April 2024.

    Remuneration program in line with the new strategic direction of the Natura Group and transition to a simpler structure.

    The proposed compensation for the Company's management in 2024 continues to align with the streamlined structure approved in 2023, which included a reduction in the number of Board of Directors members from a minimum of 7 and up to 9, as provided in the Company bylaws, as well as the preservation of the unified role of the Chief Executive Officer.

    The remuneration of the Natura &Co CEO, as of the Annual Shareholders General Meeting of 2023, is reported as part of the compensation of the Statutory Officers, moving away from the Board of Directors. This change has ensured that the presentation of remuneration data is no longer differentiated from other globally listed companies.

    How our value-oriented compensation program contributes to our strategic transformation.

    Entering 2023, Natura &Co embarked on a strategic transformation amidst the complex macroenvironment shaped by a backdrop of global geopolitical events and uncertainties surrounding post-pandemic shifts in consumer behavior, supply chain disruptions, inflation, and pandemic-related constraints posed significant hurdles. Despite these challenges, the beauty and cosmetics sector, where Natura &Co operates, demonstrated resilience, yielding positive results and, in response, Natura &Co proactively reassessed its growth model since mid-2022, steering the Company into a new stabilization cycle.

    Strategic changes were implemented, with a heightened emphasis on profitability and cash conversion, accompanied by adjustments in incentives and cost structures. The role of Natura &Co was redefined, and substantial revisions were made to its global footprint to position the business for future success.

13

    Each business unit within Natura &Co embarked on structural steps aimed at creating sustainable shareholder value. Despite anticipating continued challenges in 2024, the unwavering focus on cash generation and enhancing the Company’s capital structure empowers strategic investments, paving the way for substantial value creation in the future.

    Confident in the effectiveness of our actions, we believe Natura &Co is poised for financial strength but also for renewed growth. As we seek shareholders’ approval for the global compensation, we invite you to read the Natura &Co CEO Letter on page 2, access the 4Q23 and full-year 2023 results (https://ri.naturaeco.com/en/results-and-presentations/results-center/) for further updates on financial performance, strategy and governance.

    Compensation structure

    The Company’s compensation strategy continues to be rooted in its general mission focused on “people, planet and profit” as we progress into the year 2024. As a conglomerate multi-channel, purpose-driven cosmetics brands, Natura &Co recognizes the significance of having a highly qualified management team to guide the complexities of its operations, steer the Group’s growth path, execute a purposeful business strategy, and create value for all stakeholders.

    The Company’s compensation structure remains adaptive, considering market-specific competitive standards, regulatory requirements, business strategy, and alignment with shareholder interests. As a market practice and in line with the objectives of our talents, our compensation structure comprises both fixed and variable components, with the latter encompassing short and long-term incentives. Predominantly variable, compensation is contingent on meeting performance thresholds, ensuring accountability. Notably, in light of the challenges faced in the year 2023 and looking forward, compensation metrics and key performance indicators (KPIs) were realigned to harmonize with the Company's new focus. This realignment emphasized increased autonomy and responsibility for each business unit. The proposal for 2024 includes maintaining these KPIs in the short term incentives, but removing performance conditions from the long-term incentives.

    For more information on the total compensation of the Board of Directors, Statutory Officers and Fiscal Council with respect to the fiscal years ending December 31, 2023, and 2024, see Exhibit IV to this Management Proposal, which contains the information of item 8.1 of the Reference Form.

14

    Total Compensation for the period of May 2024 – April 2025

    The Annual Variable Compensation (short-term incentive) will be granted with a minimum EBITDA target that must be reached for the funds to be released. Assuming the minimum amount is reached, performance is evaluated based on a scorecard, which brings together financial metrics such as cash generation, among others, as well as growth and social and environmental goals.

    Share-Based Compensation (long-term incentive) has a vesting term of three years and comprises a “Co-investment Program” and a “Long-Term Incentive Program” to strengthen the alignment of the management’s interests with that of our shareholders. The Variable pay identified above represents the variable pay specific to each group. i.e for the Board Of Directors, variable pay represents share-based compensation only, whereas for Statutory Officers the variable pay represents annual variable compensation and share-based compensation, which are both dependent on performance.

15

    To strengthen this commitment, Natura &Co, as a purpose-driven group, has established material weighting for environmental and social metrics in the short and long-term incentive programs, as presented in the chart below:

    The variable component, predominantly based on shares, represents a significant portion of the compensation of the Board of Directors and Statutory Officers to enable the development and performance of the long-term strategy and creation of value for all stakeholders, as shown in the graphs above.

    For more information on the management compensation structure, see item 8 of the Reference Form in Exhibit IV to this Management Proposal.

    The Company’s Management Compensation Policy was approved by the Board of Directors on July 17, 2019, and is available for consultation on the Company’s investor relations website and on the CVM website (https://www.gov.br/cvm).

    (6)Instatement of the Fiscal Council.

    Despite not being on the agenda for the AEGM, CVM Resolution. 70, allows shareholders representing at least 2% of the total voting shares issued by the Company to request the instatement of the Fiscal Council. In this sense, as a legal requirement, the Remote Voting Ballot contains the following simple question:

    “Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404, of 1976?

    [ ] Yes                            [ ] No                            [ ] Abstain.”

    The Company understands that the Audit, Risk Management and Finance Committee, suffices to properly perform the surveillance functions. The Committee currently comprised of two independent directors and one external member, all highly skilled and renowned for their professional expertise, has the mission of ensuring the operationalization and monitoring of the internal and external audit procedures, of the mechanisms and controls related to the risk management and coherence of financial policies with the strategic guidelines and the business risk profile in light of the applicable law and regulation and has performed its duties impeccable historically. Thus, consistent with its pursuit of a slim corporate structure and the reasons above, the Company understands that instating the Fiscal Council would be redundant and would represent an additional cost to the current structure.

16

    At the Extraordinary General Meeting:

    (1) Update article 5 of the Company’s Bylaws reflecting the share capital established at the Board of Directors’ Meeting held on October 10, 2023 and consolidate the Company’s Bylaws.

    The Company’s Management proposes updating the wording of article 5 of the Company’s Bylaws to reflect the current value of the share capital established at the Board of Directors’ Meeting held on October 10, 2023, of R$12,697,285,074.75, divided into 1,386,848,066 registered common shares, without par value, as a result of the exercise of options to purchase or subscribe to common shares issued by the Company, as authorized by article 6, paragraph 2, of the Company's Bylaws.

    Thus, it is proposed to amend article 5 of the Company's Bylaws to have the following new wording:

    “Article 5 - The Company’s share capital, fully subscribed and paid up, is R$12,697,285,074.75 (twelve billion, six hundred and ninety-seven million, two hundred and eighty-five thousand, seventy-four reais and seventy-five cents), divided into 1,386,848,066 (one billion, three hundred and eighty-six million, eight hundred and forty-eight thousand, and sixty-six) registered common shares without par value.”

    In compliance with the provisions of article 12 of CVM Resolution 81, Exhibit V to this Proposal includes a comparative chart containing the current wording, the proposed wording, and the justification for the amendment. In addition, Exhibit V also includes the marked version of the Bylaws containing the proposed amendment.

    * * *

17

     NATURA &CO HOLDING S.A.

    MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

    TO BE HELD ON APRIL 26, 2024.

    Exhibit I

    Managers’ comments about the Company’s financial status, pursuant to item 2 of the Reference Form and under CVM Rule No. 81

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    2.1     General financial and equity conditions

    In this item 2.1, the Company's Officers provide their vision and perception of the Company's business, activities, and performance, and take into account the financial information for the fiscal year ended December 31, 2023.

    For more identified information on the subject, we suggest reading, together, our audited consolidated financial statements, especially the one referring to the fiscal year ended on December 31, 2023, available on the Company's website, as well as those of CVM (gov.br/cvm) and B3 (www.b3.com.br).

    On the Company's Investor Relations website (ri.naturaeco.com), click on “Results and Presentations”, “Results Center” and, finally, on the link in “pdf” corresponding to “Financial Statements in International Standards – 4Q” or directly through the link https://ri.naturaeco.com/en/results-and-presentations/results-center/. To access the results referring to previous years, simply select the corresponding year in the upper right corner of the available information table and then click on the “pdf” link corresponding to the desired document.

    For the purposes of this Section 2 of the Reference Form, it is worth noting that:

•

    Consolidated financial statements, statements of income and cash flows and all other transactions in assets and liabilities, unless otherwise noted, are in reais and have been rounded to the nearest thousand, unless otherwise indicated.

•

    The terms “AH” and “AV” in the columns of certain tables in this section 2 of the Reference Form mean “Horizontal Analysis” and “Vertical Analysis”, respectively. Horizontal Analysis compares ratios or line items in our financial statements over a period. Vertical Analysis represents a percentage or line item of net operating income for the years indicated, or of total assets on the applicable dates, unless otherwise indicated.

    a)     general financial and equity conditions

    The Company’s Board of Officers believe that the Company's financial and equity conditions are sufficient for the implementation of its business plan and fulfillment of its short- and long-term obligations. The Board of Officers regularly review the key liquidity and financial metrics described below to evaluate its current business and priorities for new investments.

    The Company's cash generation, together with the facilities available at financial institutions, is able to support the financing of its activities and cover the need for resources to carry out the Company's business plan, which is evidenced on the data regarding the fiscal year ended on December 31, 2023, such as current liquidity ratios (total current assets divided by total current liabilities) and general ratios (sum of current assets and non-current assets divided by the sum of current liabilities and non-current liabilities), which corresponds to 1.5 and 2.2, respectively, and by the amount held in cash by the Company, in the amount of R$7.8 billion.

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    The table below represents the Company’s consolidated indebtedness as of December 31, 2023 (in millions of BRL):

Borrowings, financing and debentures (current liabilities)	163.8
Borrowings, financing and debentures (non-current liabilities)	5,947.8
Lease liabilities (current liabilities)	298.6
Lease liabilities (non-current liabilities)	851.8
Debt	7,262.0

Derivative financial instruments (current and non-current liabilities)	5.7
Lease liabilities (current liabilities)	(298,6)
Lease liabilities (non-current liabilities)	(851,8)
Gross debt	6,117.3
Cash and cash equivalents and bonds short term securities (current and non-current)	7,775.0
Net Debt	(1,657.7)

    b)     capital structure

    The Company's Board of Officers believes that the Company's capital structure is adequate for its business model and meets its objectives, guaranteeing the capacity of business continuity and offering return to shareholders and benefits to other stakeholders. Additionaly, the Board of Officers understands that the capital structure is capable of reducing that cost.

    The table below shows the Company’s capital structure as of December 31, 2023 (in millions of Reais, except percentages):

Equity	23,120.5
Borrowings, financing, and debentures (current and non-current liabilities) including lease liabilities	7,262.0
Total source of capital	30,382.5
Equity (i)	76.1%
Borrowings, financing, and debentures (current and non-current liabilities) including lease liabilities (ii)	23.9%
(i)	Equity divided by total source of capital.
(ii)	Borrowings, financing, and debentures (current and non-current liabilities) including lease liabilities, divided by the total source of capital.

20

    During the fiscal year ended December 31, 2023, the reduction in amounts referring to current and non-current borrowings, financing, and debentures, including lease liabilities was achieved due to:

    - new borrowing and financing during the year ended December 31, 2023 refer basically to the utilization of a revolving credit facility obtained by the Company’s subsidiary, Natura &Co Luxembourg Holdings S.à.r.l (“Natura &Co Luxembourg”) during the fiscal year, fully paid during the third quarter of 2023, with funds from the sale of the Company’s former subsidiary, Aesop.

    - the amortizations made in the fiscal year ended December 31, 2023, refer mainly to the debt rebalancing process initiated on the third quarter of 2023, through which the Company conducted and settled (i) an offer to the holders of bonds of the Company's subsidiary, Avon Products, Inc., to repurchase approximately 90% of the bonds issued for the amount of R$1,156,743 (comprising R$934,742 of principal, R$193.086 of premium and R$28,915 of accrued interest); and (ii) offer to the holders of bonds of Natura &Co Luxembourg (maturing in 2028 and 2029) to repurchase approximately 55% of the bonds issued for the amount of R$4,412,906 (comprising R$4,049,329 of principal, R$5,800 of premium and R$87,778 of accrued interest). Other amortizations conducted in the year also include the payment of amounts of working capital debt in Natura &Co Luxembourg in the total amount of R$2,402,790 (of which R$1,283,025 refer to the liquidation of the outstanding position in the aforementioned credit facility in borrowings and financing for the fiscal year.

    Cash and Cash Equivalents, Bonds and Short-Term Securities

    As of December 31, 2023, the Company’s cash and cash equivalents and short-term securities totaled R$7.75 billion, an increase of approximately 29% compared to the previous fiscal year, due to remaining resources received for the sale of the former subsidiary of the Company, Aesop. Cash and cash equivalents and bonds and short-term securities in current assets represented 18.1% of total assets as of December 31, 2023, compared to 11.0% as of December 31, 2022.

    c)     ability to pay in relation to the financial commitments assumed

    In the fiscal year ended December 31, 2023, the Company fully complied with its financial commitments, and there is no prospect of financial incapacity to the Company.

    Based on the cash cycle of retail operations and the minimum capital required to guarantee credit operations, the Company manages its cash by establishing a strategic minimum cash amount. The Board of Officers continually monitors forecast liquidity requirements, taking into account debt financing plans, to ensure that there is sufficient cash to meet operating needs.

    Additionally, the Board understands that the Company's commitment to fulfilling its obligations enables the Company to access additional lines of credit under comfortable conditions for raising funds via debt with financial institutions or even issuing new shares to increase capital, when necessary.

    The analysis of current liquidity and general liquidity indices demonstrates the Company's ability to settle its short-term commitments. As already mentioned above, the Company's current liquidity (represented by current assets divided by current liabilities) and general liquidity ratios (represented by total assets divided by the sum of current liabilities and non-current liabilities) as of December 31, 2023 were of 1.5 and 2.2, respectively.

21

    d)     sources of financing for working capital and investments in non-current assets used by the Company

    Traditionally, the Company’s cash need have consisted of working capital, maintenance of its indebtedness, capital expenditures related to investments in operations, maintenance, and expansion of facilities, as well as acquisitions.

    The Company’s sources of liquidity come from cash flows from its operations (which may vary according to fluctuations in its operating income, cost of goods sold, operating expenses and financial results) and short-term and long-term borrowings. The Company financed its acquisitions through third-party loans and share exchange structures, as it has accomplished with its subsidiary, Avon Products, Inc. Thus, in short, the Company’s main sources of financing for working capital, investments in non-current assets and any additional needs are: (i) cash generated from its operating activities and (ii) loans and financing. The Executive Board understands that the financing sources are considered adequate for the Company's business.

    The Company has some credit facilities that provide financial coverage to the Natura Group's companies.

    e)     funding sources for working capital and investments in non-current assets intended to cover liquidity deficiencies

    The company believes, based on current operational and investment plans, that working capital, along with other sources of financing and cash flow generated by the Company's operations, will be sufficient to meet the cash needs for working capital, financial liabilities, capital expenditures, and business expansion for the next 12 months. If necessary, the Company may also consider increasing its financial flexibility and it may cover any possible deficits in its working capital needs through short and long-term loans or debt offerings in the national and international capital markets.

    f)     indebtedness levels and debt characteristics

    (i)    relevant loan and financing agreements

    As of December 31, 2023, our loans and financing consist mainly of issues of debentures, commercial notes, bonds (“Notes”), pursuant to Law No. 4,131, and financial leasing.

    As of December 31, 2023, borrowings, financing and debentures and issues of current and non-current bonds, including lease liabilities, totaled R$7,262.0 million, of which R$462.4 million were current and R$6,799.6 million were non-current.

22

    The table below shows the maturities of the Company’s consolidated non-current debt, including lease liabilities, as of December 31, 2023, noting that the amounts are indicated in millions of R$:
Consolidated	Less than a year	From one to five years	More than five years	Total expected cash flow	Interests to incur	Book Value
Borrowings, financing and debentures (current and non-current liabilities	357.6	4,194.5	4,078.5	8,630.6	(2,518.8)	6,111.8
Lease liabilities	401.2	912.5	135.2	1,448.9	(298.5)	1,150.4

    The summary of current and non-current loans and financing and debentures and issues of bonds for the years ended December 31, 2023, is shown below:

	Balance on 12/31/2023	Currency	Maturity	Interest	Security/ Guarantee
Local Currency
FINEP (Financing Agency for Studies and Projects)	3.5	Real	June 2023	3.5% per year.	Bank-issued guarantee letter.
Debentures	1,962.2	Real	July 2027 to September 2032	CDI+1.65%, CDI+0.8%, CDI+1.34% and CDI+1.60%	Guarantee of Natura &Co Holding
Commercial notes	517.5	Real	September 2025	CDI + 1.55%	Guarantee of Natura &Co Holding
Financial lease	1,150.4	Real	Several up to 2036	9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital – Operations - Avon	1.8	Various	May 2022	SOFR + 7.7% per year	N/A
Notes – Avon	129.5	U.S. Dollar	March 2043;	Annual interest of 8.45%	N/A
Notes – Lux	3,497.1	U.S. Dollar	May 2028	4.125% per year	Guarantee Natura &Co Holding and Natura Cosméticos

Total in local currency	7,262.0
Overall total
Current	462.4
Noncurrent	6,799.6
Debentures
Current	68.2
Noncurrent	1,852.7

    (i) CDI Rate - Interbank Loan Rate.

    (ii) IPCA - Broad Consumer Price Index.

    (iii) SOFR - Secured Overnight Financing Rate - is an interest rate published by the Federal Reserve Bank of New York.

23

    (ii)     other long-term relationships with financial institutions

    The Company has a long-term relationship with local and international financial institutions that, over the last few years, have enabled the growth of its activities through loans and financing.

    (iii)    degree of subordination between debts

    None of the Company’s existing debts as of December 31, 2023 have a specific subordination clause, so that there is no preference relationship between them. Gross debt comprises the sum of loans and financing and debentures (current and non-current), guaranteed by personal guarantees, such as accommodation and suretyship. The degree of subordination between the Company's debts is determined in accordance with the provisions of the Brazilian legislation in force, namely: (i) social and labor obligations; (ii) taxes payable; (iii) lease liabilities; (iv) loans and financing; (v) unsecured claims; (vi) subordinated claims; and (vii) dividends and interest on equity.

    (iv)    any restrictions imposed on the Company, in particular in relation to indebtedness limits and the contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions

    With the maturity and early settlement of the 9th and 10th series of debentures from the Company's subsidiary, Natura Cosméticos, in December 2022, as of December 31, 2023, the Company and its subsidiaries are no longer required to calculate and disclose covenants, which establish the maintenance of minimum financial indicators resulting from the quotient of the division of net treasury debt by the EBITDA of the last 12 months.

    The Company is also subject to covenants related to non-financial indicators as provided for in each contract described below. The Company is in compliance with such clauses as of December 31, 2023.

    ESG Notes Covenants, Natura &Co Luxembourg Notes, debenture, and commercial notes

    The contracts governing the aforementioned debt securities contains certain customary covenants (including office or agency maintenance, corporate existence maintenance, property maintenance, liens limitations and purchase of notes on change of control), customary default events, cross-default clauses and change of control clauses.

    g)     limits of contracted financing and percentages already used

    Please see items 2.1 (d) and (e) for further information.

    h)     significant changes in income and cash flow statement items

    Statement of income

    The tables in this item present a summary of the main information contained in the Company's consolidated statements of income for the fiscal years of 2022 and 2023, accompanied by comments by the Company's Officers regarding the significant changes that occurred in such periods.

24

(In Millions of R$)	2023	2022	A.V	A.H
NET REVENUES	26,737.3	29,223.7	100,0%	(8.5%)
Cost of product sold	(9,675.4)	(11,770.8)	(36.2%)	(17.8%)
GROSS MARGIN	17,061.9	17,452.9	63.8%	(2.2%)

OPERATIONAL (EXPENSES) INCOME
Selling, Marketing and Logistics Expenses	(11,015.9)	(11,558.9)	(41.2%)	(4.7%)
Administrative, R&D, IT and Project Expenses	(4,225.0)	(5,023.6)	(15.8%)	(15.9%)
Impairment loss on trade receivables	(605.9)	(604.8)	(2.3%)	0.2%
Other operating income (expenses), net	(1,369.9)	(649.2)	(5.1%)	111.0%
OPERATING LOSS BEFORE FINANCIAL RESULT	(154.8)	(383.6)	(0.6%)	(59.6%)
Financial result	(2,513.5)	(1,785.0)	(9.4%)	40.8%

LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(2,668.3)	(2,168.6)	(10.0%)	23.0%

Income tax and social contribution	86.4	(92.3)	0.3%	(193.6%)
LOSS BEFORE DISCONTINUED OPERATIONS	(2,581.9)	(2,260.9)	(9.7%)	14.2%
NET INCOME FROM DISCONTINUED OPERATIONS	5,556.5	(597.7)	20.8%	(1,029.6%)
NET INCOME (LOSS) PROFIT FOR THE YEAR	2,974.6	(2,858.6)	11.1%	(204.1%)

	(in millions of R$)
	Refers to the fiscal year ended on December 31,
	2023	2022	Variance
Operational segments
Natura &Co LATAM	20,440.8	22,027.3	(7.2%)
Avon International	6,286.8	7,196.0	(12.6%)
Corporate	9.7	0.4	3,133.3%
Net revenues	26,737.3	29,223.7	(8.5%)

25

    Below is a discussion of significant changes to certain items in the income statements of our main segments:

•	Natura &Co LATAM: Net revenue experienced a decrease of 7.2% in 2023, a result explained by the decline in the “home & style” category, a decrease in revenue from the Avon brand, and currency depreciation during the period, partially offset by solid growth of the Natura brand in Brazil and in Hispanic Latin America. Gross margin was 63.8% in 2023 (compared to 59.7%, in 2022), the expansion of 410 bps is mainly explained by price increases, improvements in product mix, and portfolio optimization.Avon International: Net revenue experienced a decline of 12.6%, primarily impacted by a challenging macroeconomic environment in some of its key markets, portfolio adjustments in the “home & style” category, and currency depreciation during the period. Despite the revenue contraction, gross margin reached 63.6% in 2023 (compared to 59.8% in 2022), driven by price increases and a favorable product mix.
    Statement of cash flow

    The tables in this item present a summary of the main information contained in the Company's consolidated statements of income for the years indicated therein, accompanied by comments by the Company's Directors regarding the significant changes that occurred in such periods.

    The table below shows a summary of the main information about our consolidated cash flows for the years indicated there, accompanied by comments from the Company's Directors regarding the significant changes that occurred in such periods:

Amounts in millions of R$	Refers to the fiscal year ended on December 31,
	2023	2022	Variance
Cash (used in) generated by operating activities	(2,347.7)	671.5	449,6%
Cash generated by (used in) investing activities	9,953.6	(771.8)	(1.389,7%)
Cash (used in) generated by financing activities	(7,761.8)	598.5	(1.396.9%)
Effect of exchange rate variation on cash and cash equivalents	(288.9)	(309,8)	(6.7%)
Increase (decrease) in cash and cash equivalents	(444.8)	188.4	(336.1%)

Opening balance of cash and cash equivalents	4,195.7	4,007.3	4.7%
Closing balance of cash and cash equivalents	3,750.9	4,195.7	(10.6%)

    In 2023, the free operational cash flow was (R$2,347.7) million, mainly impacted by the settlement of derivatives related to liability management exercise amounting to (R$1.5 billion), recording of impairment of goodwill for the Avon brand (R$ 663.9 million), and increased working capital consumption during the year.

26

    The cash flow generated from investment activities was heavily impacted in 2023 by the proceeds from the sale of the Company’s former subsidiary Aesop, totaling approximately R$ 12.3 billion.

    The cash flow used in financing activities is associated with the lower volume of loans and financings raised in 2023, as well as with the debt reduction process initiated by the Company in Q3-23.

    These effects, combined with the effect of exchange rate fluctuations on the Company’s cash, resulted in a reduction in available cash in 2023 of approximately R$ 444.8 million.

    2.2     – Operational and financial result

    a)  Company´s operational results

    (i)  description of any material component of revenue

    Net revenue

    The Company’s income comes from the development, manufacture, distribution and marketing of personal care products, fragrances, and cosmetics (HPPC or CF&T).

    The Company’s consolidated net revenue was R$26,737.3 in the year ended December 31, 2023 (compared to R$29,223.7 in the year ended December 31, 2022), a decrease of approximately 8.5%. The year 2023 was a year of simplification of the Company's business model, which, in addition to making adjustments to the commercial and portfolio model in various regions, was also impacted by currency depreciation and a challenging macroeconomic environment in some of its key markets.

    Sales revenue in Brazil

    In 2023, 76.5% of the Company’s net revenue came from the Natura &Co LATAM segment. Of these, 44.9% come from Brazil, resulting from sales of our products by the consultants. The Company’s income comes mainly from its operations, the number of consultants and their productivity. Revenue denominated in foreign currency comes from the sale of products in the countries where the Company operates with the Avon brand.

27

    The following table indicates the breakdown of our net revenue by region / country participation in the years ended December 31, 2023 and 2022:

Year ended on December 31
2023		2022
Ásia	5.0%	5.3%
North America	14.7%	15.3%
México	12.3%	12.2%
Other	2.4%	3.1%
South America	61.6%	59.9%
Brazil	44.9%	38.6%
Argentina	6.4%	10.3%
Other	10.3%	11.1%
Europe, Middle East and Africa (EMEA)	18.7%	19.4%
United Kingdon	1.0%	2.0%
Other	17.7%	17.5%
Consolidated	100.0%	100.0%

    ii)     factors that materially affected operating results

    Macroeconomic environment

    Our operating results are largely contingent upon the levels of demand for our products in the countries we operate in. The demand for our products in these countries is affected by the performance of their respective economies in terms of the gross domestic product (GDP), as well as for the predominant levels of employment, inflation, and interest rates. The Company’s results are specifically affected by the economic environment in Brazil and the economic environment in the United Kingdom.

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    Brazil

    A significant portion of our operations are located in Brazil, whose economic environment has historically been characterized by significant variations in economic growth, inflation, interest and exchange rates. Accordingly, our revenues and profitability are affected by political and economic developments in Brazil and the effect these factors have on credit availability, income, employment rates and average wages.

    Brazil is the largest Latin American economy, considering the GDP. The table below shows the actual GDP, inflation, and interest rate data in Brazil and the dollar/real exchange rate on the fiscal year ended December 31, 2023.

Fiscal year ended on December 31, 2023
Growth in GDP(i)	2.9%
Inflation (IGP-M) (ii)	(3.2%)
Inflation (IPCA) (iii)	4.6%
Interbank rate (CDI) (iv)	13.0%
Long-term interest rate (average) (v)	6.5%
Exchange rate at the end of the period per US$1.00	4.8413
Average exchange rate per US$1.00 (vi)	5.21
Appreciation (depreciation) of real against US dollar (vii)	(7.2%)
Unemployment rate (viii)	7.8%

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    Sources: IBGE, Brazilian Central Bank, B3 and FGV.

(i)	GDP growth is presented for the year ended December 31, 2022. GDP is presented in comparison to the corresponding previous period.
(ii)	Inflation (IGP-M) is the general market price index measured by the FGV.
(iii)	IPCA is the consumer price index calculated by IBGE.
(iv)	CDI refers to the average interbank deposit rates in Brazil, accumulated during the corresponding period.
(v)	The Brazilian long-term interest rate (“TJLP”) is the rate applicable to long-term loans by BNDES, at the end of the period.
(vi)	Average of the exchange rate on each business day of the year.
(vii)	Comparing the PTAX exchange rate at the end of the period’s last day to the day immediately prior to the first day of the period discussed. PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all companies, in US dollars, on the date determined on the interbank exchange market.
(viii)	Average unemployment rate for year as measured by the IBGE.

    As a result of inflationary pressures in 2021 and 2022 (including supply chain disruptions, climate events that had an impact on energy prices, instability in the oil and gas markets as a result of the ongoing war between Russia and Ukraine as well as the adverse effects of the COVID-19 pandemic), the Brazilian Central Bank started to gradually increase SELIC in May 2021. Throughout 2023, with the beginning of the stabilization of the inflation rates, the Brazilian Central Bank started a reduction cycle in the SELIC rate, which ended 2023 at 11.75%.

    Inflation

    Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers. However, although some minor variations in the inflation rate may be passed on to customers without affecting demand for our products and services, we believe that a significant increase could adversely affect demand for our products, whether due to consumer confidence or purchasing power.

    In addition, a significant portion of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, service providers generally use the IPCA index to adjust their prices; our suppliers use the National Consumer Price Index, or INPC, released by the IBGE or FGV, or the IGP-M, or changes in the price of certain commodity products, to adjust their prices for inflation. For operations in the United Kingdom, we also had a relevant impact from inflation, still driven by the increase in commodity prices and the cost of energy and personnel.

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    Foreign exchange

    We operate globally, with manufacturing and distribution facilities in various countries around the world. Thus, our revenue is affected by the increase or decrease in value of the real against the U.S. dollar and the euro, mainly in relation to: (i) changes in raw material costs and imported goods or those linked to U.S. dollars; (ii) our loans in foreign currency; (iii) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; (iv) our operations around the world through Avon International for which we had net underlying foreign currency exchange rate exposures through the Argentine peso, Brazilian real, pound sterling, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia. Certain expected receivables and financial obligations are denominated in foreign currencies.

    The Company and its controlled companies are exposed to the foreign exchange rate risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies.

    Natura &Co Holding currently manages its foreign exchange rate risk exposure through two hedge centers, one in Brazil (responsible for exposures in the Latin American countries) and other in Luxembourg (responsible for international exposures). In order to reduce said exposure, policies were implemented to protect the exchange rate risk, which establish exposure levels linked to these risks.

    The exchange rate risk mitigation policy of Natura &Co Holding establishes that transactional exposures above a certain amount, monthly or accrued in the year, must be mitigated to the functional currency of that entity; the financial exposures (i.e., debts), in turn, must mandatorily be mitigated to the functional currency of the entity.

    Interest rate

    The interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to cash flow risk associated with interest rates. Financial instruments issued at fixed rates expose the Company and its controlled companies to fair value risk associated with interest rates.

    The cash flow risk associated with the Company's interest rate arises from financial investments and short and long-term loans and financing issued at post-fixed rates. The Company's Board of Officers maintains, for the most part, the interest rates of its assets and liabilities pegged to post-fixed rates. Financial investments are adjusted by the CDI and post-fixed reference rates of the currency at hand (ex., SOFR for U.S. dollars); loans and financing, in turn, are adjusted by the CDI and fixed rates, in accordance with contracts entered into with financial institutions and through securities negotiations with investors in this market. In case of debts issued with interest rates connected to price indexes or other market indicators other than post-fixed rates, Natura &Co uses derivative instruments to eliminate such exposures.

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    Other factors

    In addition, our results of operations have been influenced and will continue to be influenced by the following main factors:

•	acquisitions, partnerships and corporate restructurings;
•	demand for cosmetics;
•	seasonality;
•	hedging transactions (as discussed in “Discussion and Analysis of the Management of the Financial Conditions and Operating Results of Natura &Co – Quantitative and Qualitative Disclosures on Market Risk”);
•	trade barriers in North America, Europe and other markets;
•	the growth rate of GDP in the countries in which we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;
•	the tax policies adopted by the governments of the countries in which we operate; and
•	cross-border commercial regulations.
    b)     changes in revenue attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

    The Executive Board commented on this information in item 2.2.a above.

    c)     impact of inflation, changes in prices of main inputs and products, exchange rates and interest rates on our operating and financial results

    The Executive Board commented on this information in item 2.2.a above.

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    2.3.     Significant changes on accounting practices

    a)  changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

    New Standards, Interpretations and Amendments adopted in 2023

    Standards and changes that came into force as of the years started on or after January 1, 2023 did not have any material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

    b)  modifying opinions and emphases present in the auditor's report

    The independent auditors issued an auditor's report without modifying opinions or emphases on the financial statements as of December 31, 2023.

    2.4.     Events with Relevant Effects, Occurred and Expected, on the Financial Statements

    a)  introduction or disposal of operating segment

    On August 30, 2023, the Company completed the sale of the former subsidiary of the company, Aesop, to L’Oreal for the total consideration of R$ 12,429.2 million, after obtaining all relevant regulatory approvals. The total gain on the write-off of assets and liabilities of the former controlled company and recognized as result of the discontinued transactions net of income tax and social contribution was R$ 7,377.8 million.

    On December 29, 2023, the Company completed the sale of the former subsidiary of the Company, The Body Shop, to Aurelius Investment Advisory Limited for the total consideration of R$ 829.5 million, after obtaining all relevant regulatory approvals. After signing the exclusivity agreement for the sale of The Body Shop, in October 2023, an impairment loss was recognized for reduction to the recoverable amount of the net assets held for sale in the amount of R$ 4,007.7 million when measured at fair value less costs to sell (recognized in result of discontinued transactions).

    A gain was made on the write-off of assets and liabilities held for sale, substantially caused by the reclassification of accrued balance sheet translation gains and recognized in other comprehensive results in the amount of R$ 1,622.4 million and goodwill write-off in the amount of R$ 4,861.8 million (recognized in result of discontinued transactions).

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    b)  constitution, acquisition or disposal of equity interest

    The equity interests disposed of throughout 2023 are presented in item 2.4(a) above.

    c)  unusual events or operations

    In addition to the divestitures described in item 2.4 (a) above, there were no significant events or unusual operations with relevant effects, occurred or expected, nor significant changes in accounting practices in the last fiscal year

    2.5.     Non-accounting measurements disclosed in the last fiscal year or for the current fiscal year

    (a)  Inform the value of non-accounting measurements

    We present EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Net Debt, Gross Debt, in each case, on a consolidated basis, which are all non-accounting measurements.

    EBITDA is a non-accounting measurement defined as net income before income tax and social contribution, net financial result, depreciation and amortization, income tax and social contribution, and depreciation and amortization, as defined by the CVM, pursuant to the CVM Resolution No. 156, of June 23, 2022, as amended (“CVM Resolution 156”). Adjusted EBITDA is EBITDA adjusted for the effect of certain non-recurring operations that, in the understanding of Management, are not expected to have a recurring impact on our operating activities or do not necessarily occur on a regular basis. We consider EBITDA and Adjusted EBITDA to be measures of operating performance.

    The (i) EBITDA Margin corresponds to the EBITDA divided by the consolidated net revenue, expressed as a percentage, and (ii) the Adjusted EBITDA Margin corresponds to the Adjusted EBITDA divided by the consolidate net revenue, expressed as a percentage.

    Indebtedness is defined as the sum of current and non-current loans, financing and debentures, and current and non-current leasing. Gross Debt is defined as the sum of our Indebtedness, current and non-current derivative financial instruments, excluding current and non-current leases. Net Debt is calculated as the sum of Gross Debt, minus cash and cash equivalents and current and non-current short-term securities. We consider Indebtedness, Gross Debt and Net Debt as measures of liquidity.

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    (b)  Reconciliation between the amounts disclosed and the amounts in the audited financial statements

    The following table presents the reconciliation of our net result with EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin:

On December 31, 2023 (in millions of R$)
Net income for the year	2,974.4
Financial results, net	2,513.5
Income tax and social contribution	(86.4)
Depreciation e amortization	1,588.0
Discontinued operations (1)	(5,556.5)
EBITDA	1,433.1
Transformation and integration costs (2)	770.2
Restructuring Cost and loss for reduction to recoverable value (3)	685.9
Other non-recurring (income)/ expenses (4)	(164.3)
Adjusted EBITDA	2,724.9
Net revenue	26.737,3
EBITDA Margin	5.3%
Adjusted EBITDA Margin	10.2%

    (1) Refers to Avon business separation in the US, Aesop and The Body Shop.

    (2) Non-recurring costs incurred in connection with restructuring programs initiated at Natura &Co LATAM and Avon.

    (3) It refers substantially to impairment loss for reduction to the recoverable amount referring to a portion of the goodwill generated in the acquisition of Avon.

    (4) It refers basically to tax credits recorded in Natura &Co LATAM.

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    The following table presents a reconciliation of our Indebtedness, Gross Debt and Net Debt with our consolidated indebtedness:

Borrowings, financing and debentures (current liabilities)	163.8
Borrowings, financing and debentures (non-current liabilities)	5,947.8
Lease liabilities (current liabilities)	298.6
Lease liabilities (non-current liabilities)	851.8
Indebtedness	7,262.0

Derivative financial instruments (current and non-current liabilities)	5.7
Lease liabilities (current liabilities)	(298.6)
Lease liabilities (non-current liabilities)	(851.8)
Gross debt	6,117.3

Cash and cash equivalents and short-term securities (current and non-current) ......	7,775.0
Net Debt	(1,657.7)

    (c)     Explain the reason why you understand that such measurement is more appropriate for the correct understanding of your financial situation and the result of your operations

    Our management understands that EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Gross Debt and Net Debt, together with comparable measurements under the terms of the International Financial Reporting Standards (IFRS), provide useful and additional information to potential investors, financial analysts and the public, so that they can review our financial performance.

    Our Management uses these accounting measurements, together with directly comparable measurements under IFRS, to assess our operating performance. However, EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Gross Debt and Net Debt are not accounting measurements under IFRS and should not be considered substitutes for net income or loss, cash flow from operations or other measurements of operational performance or liquidity determined in accordance with IFRS.

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    EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin have limitations and should be analyzed in conjunction with the Company's Financial Statements to provide a comprehensive view of the Company's profitability, as they do not consider certain costs related to the Company's business, which can significantly impact the Company's net profits, such as financial result, net, income tax and social contribution, depreciation, and amortization.

    Other companies may calculate these measurements differently than we do, and therefore our presentation may not be comparable to similarly titled measurements of other companies. EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Gross Debt and Net Debt are not intended to represent funds available for dividends or other discretionary uses, as these funds are required for debt service, capital expenditures (capex), working capital needs and other commitments and contingencies.

    The non-accounting measurements described in this Reference Form do not replace revenue measurements under IFRS.

    2.6.     Events subsequent to the last financial statements

    a)  Announcement that the former controlled company The Body Shop filed for judicial reorganization in the UK

    During January 2024, it was announcd that, under the leadership of its new controllers, the former subsidiary of the Company, The Body Shop, filed for bankruptcy protection in the United Kingdom in the UK, encompassing in the request its commercial operations in that country. The Company's Administration assessed all relevant factors of the filing, including any developments that could arise subsequent to the balance sheet date, and that would have an impact on the financial statements, as highlighted below:

    a.1)  Receivables from the disposal of the former controlled company The Body Shop

    As disclosed in explanatory note No. 5.5 of the financial statements, the Company has receivables to be due in 2025 and 2026 conditioned to the achievement of certain performance goals by the former subsidiary of the Company, The Body Shop. Based on Management's analysis and the information available as of December 31, 2023, there were no indications or evidence until that date suggesting that the performance targets associated with the receivables would not be achieved. Consequently, there was no perceived need to alter the fair value recognized as of December 31, 2023.Additionally, up to the date of the financial statements’ disclosure, the Company has not identified indicative factors suggesting that the credit risk of the counterparty (the acquirer, Aurelius Investment Advisory Limited) regarding this receivable and also the fixed portion, concerning the agreed obligation - which includes the payment of two fixed installments, one upon completion and another in 2028 totaling an undiscounted amount of £80,000 (as disclosed in explanatory note No. 36.2 of the financial statements) - has significantly increased, thus not warranting recognition of expected credit losses as of December 31, 2023.

    The Board of Officers understands that there are no financial effects that can be estimated at this time; however, it will continue to monitor developments regarding the operations of the former subsidiary, The Body Shop, to assess the outcome of the bankruptcy proceedings and potential events that may lead to default on the obligation to pay the second fixed installment and affect the fair value of the receivable in a way that could result in possible financial impacts to the Company in future periods.

    b)  Operating receivables of the controlled company Avon with The Body Shop

    On December 31, 2023, the Company’s subsidiary, Avon, had receivables with the former subsidiary of the Company, The Body Shop, from the manufacture of products in the total amount of R$ 56,982. The Company continues to monitor the potential impacts on the operation of the former subsidiary, The Body Shop, to determine if there is a significant increase in the credit risk that may potentially cause impacts on the revenue of its subsidiary, Avon, and, consequently, require recognition of impairments on the recoverability of these receivables.

    c)  Distribution of dividends

    On March 11, 2024, the Company's Board of Directors approved the distribution of dividends in the total amount of R$ 979,176, encompassing (i) the portion of mandatory minimum dividends in the amount of R$ 293,986, corresponding to 30% of the adjusted net profit for the fiscal year, and (ii) the previously allocated amount to the profit reserve, totaling R$ 685,190. As per the Notice to Shareholders disclosed on March 19, 2024, the final per-share value corresponds to R$ 0.707897, excluding treasury shares. , The payment of dividends will take place on April 19, 2024.

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    2.7.Allocation of social results

    (a)Profit retention rules

    The Company does not have specific rules on profit retention, so the subject is dealt with in our Bylaws (Article 31), reflecting Article 197 of Law 6,404/76, which stipulates that whenever the amount of the mandatory minimum dividend exceeds the portion realized from the net profit for the fiscal year, the management may propose, and the General Meeting may approve, the allocation of the excess to the creation of a reserve for unrealized profits. The Company’s Bylaws are available at the following addresses:

      The Company’s Investor Relations website (ri.naturaeco.com/en), clicking on “Regulatory Documents”, “Bylaws, Codes, Policies and Regulations”, “Bylaws” and, finally, “04/20/2022 Bylaws Natura &Co” or directly through the link https://api.mziq.com/mzfilemanager/v2/d/67c3b7d4-64ea-4c2f-b380-6596a2ac2fbf/e422d703-b518-c955-91cf-a8bf96b4aa3f?origin=1;
      CVM website (www.gov.br/cvm); and
      B3 website (www.b3.com.br).

    (b)Dividend distribution rules

    The Company does not have specific rules on profit retention, so the subject is dealt with in our Bylaws (article 31) and Law 6,404/76, available at the addresses indicated in item (a) above. Thus, shareholders will be entitled to receive, in each year, as dividends, a minimum mandatory percentage of 30% on net income, with the following adjustments: (i) the addition of amounts resulting from the reversal, in the fiscal year, of reserves for contingencies, previously formed; and (ii) the decrease in the amounts allocated, in the fiscal year, to the constitution of the legal reserve and reserves for contingencies; also observing the possibility of allocating the amount exceeding the mandatory minimum dividend to the creation of a reserve for unrealized profits, as mentioned in item 2.7 (a) above.

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    (c)       Frequency of dividend distributions

    The Company does not have specific rules on profit retention, so the subject is dealt with in our Bylaws (article 31, paragraphs 2 and 3) and Law 6,404/76, available at the addresses indicated in item (a) above. Thus, the resolution on the distribution of dividends must occur at least annually, according to the resolution at the annual general meeting, and it is also possible to pay dividends debited from the profit account contained in half-yearly or interim balance sheets or a reserve for unrealized profits.

    (d)Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions Except for the provisions of Law 6,404/76, there are no restrictions on the distribution of dividends.

    (e)If the issuer has a formally approved profit allocation policy, inform the body responsible for approval, the date of approval and, if the issuer publishes the policy, locations on the World Wide Web where the document can be consulted

    On July 28, 2021, our Board of Directors approved a Profit Allocation and Dividend Distribution Policy, which establishes the guidelines, criteria and procedures for the allocation of results.

    Said policy can be consulted at the following addresses:

    ✓  Company’s Investor Relations website (ri.naturaeco.com/en), clicking on “Regulatory Documents”, “Bylaws, Codes, Policies and Regulations”, “Policies” and, finally, “Results Allocation and Dividend Distribution Policy” or directly through the link https://api.mziq.com/mzfilemanager/v2/d/67c3b7d4-64ea-4c2f-b380-6596a2ac2fbf/1d920406-b330-f0fd-1ce0-e02234ed8f0c?origin=1;

    ✓      CVM website (www.cvm.gov.br); and

    ✓      B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br).

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    2.8.Relevant items not shown in the financial statements

    a) assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as: (i) portfolios of receivables written off on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities; (ii) contracts for future purchase and sale of products or services; (iii) unfinished construction contracts; and (iv) contracts for future financing receipts

    Supply contracts:

    In the ordinary course of its business, the Company enters into long-term contracts for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The contracts have termination clauses for noncompliance with essential obligations. In general, the minimum amount agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

    The values are shown through estimates of energy consumption according to the term of the contracts, whose prices are based on the volumes, also estimated, resulting from the continuous operations of the subsidiary.

    Total minimum supply payments, measured at nominal value, according to the contract, are:

(In millions of R$)	2023
Less than one year	273.5
One to five years	487.0
Above 5 years	0.8
Total	761.3

    b)other items not shown in the financial statements

    There are no other relevant items that are not evidenced in our financial statements.

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    2.9.Comments on items not shown in the financial statements, as described in item 2.8 above

    a)How such items change or may change revenues, expenses, operating results, financial expenses, or other items of the issuer's financial statements

    Except for the items reported in item 2.8.a. above, the Company does not expect other material impacts on its financial statements.

    b)nature and purpose of the operation

    The nature of the “off-balance sheet” commitments is described in item 2.8.a above.

    c)nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the transaction

    The nature of the “off-balance sheet” commitments is described in item 2.8.a above.

    2.10.              Business plan

    a)investments, including: (i) quantitative and qualitative description of investments in progress and expected investments; (ii) investment financing sources; and (iii) relevant divestments in progress and planned divestments

    Investments

    The Company's operating activities require regular capital investments, particularly regarding the development of its infrastructure and the acquisition of supplies, such as software, machines, tools, vehicles and industrial models.

    The following table presents additions to property, plant and equipment and intangible assets for the years indicated:

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Fiscal year ended on December 31, 2023 (in millions of R$)

Software	391.1
Machinery and accessories	51.5
Improvements in third parties’ properties	47.4
Buildings	17.0
IT equipment	23.3
Furniture	57.6
Ongoing projects	376.5
Other investments	96.8
Total de PP&E and intangibles acquisition	1,061.2

    Our capital expenditure program is currently focused on IT infrastructure, technology for e-commerce and social selling, opening and renovation of existing stores, as well as product innovation, projects aimed at increasing operational efficiency and productivity.

    Actual versus Budget

    The following table presents the amounts budgeted for CAPEX compared to what was carried out in the indicated years:

CAPEX (in millions of R$)	2023
Budget	1,625.0
Actual	1,061.2

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    Currently, the Company's investment program is focused on opening and renovating existing stores, digital technology, product innovation and projects aimed at increasing the Group's operational efficiency and productivity.

    2024 budget

    The Company’s estimated capital budget for the year 2024 is R$ 950 million, coming from the operational cash flow which will cover the necessary investments for the consolidation of the Company's growth plans. This amount comprises the capital budget of all subsidiaries of the Natura &Co Group, including Natura Cosméticos. For this estimated budget, the following investments are being planned: (i) digitization and information technology projects; (ii) action plans to continue the transformation and integration between the Group's companies; (iii) opening and renovation of existing stores; (iv) development of new products, among others.

    b)as long as it has been disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially influence the issuer's production capacity.

    In the fiscal year ended December 31, 2023, there was no acquisition of plants, equipment, patents or other assets that may materially influence the issuer's production capacity.

    c)new products and services, indicating: (i) description of research in progress already disclosed; (ii) total amounts spent by the issuer on research to develop new products or services; (iii) projects under development already disclosed; (iv) total amounts spent by the issuer on the development of new products or services.

    The Company has a plan to launch new products that are in line with market trends. Investments in research and development throughout 2023 were consistent with what has been presented over the past few years.

    d)Opportunities included in the issuer's business plan related to ESG issues

    The Company believes that, even though it has already been addressing sustainability over the years, it needs to move faster. Accordingly, in June 2020, the Company set bold targets for the next decade by launching its Commitment to Life, a comprehensive sustainability vision as part of which it intends to step up its actions to address some of the world’s most pressing issues. Over the past three years, we have made significant progress in our commitments, and it is gratifying to see that they remain steadfast: To align with the urgent needs of the planet and its people, addressing the climate crisis, protecting human rights, and building a circular society and a more regenerative economy. The Company’s vision is constantly evolving, adapting to new concepts and learnings, and some of its goals depend on collaborations with partners and technological advancements. Internally, the Company is advancing in its processes and exploring ways to engage with its suppliers and the community at large to address these challenges.

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    The Company’s journey towards such goals started with Natura’s own vision for 2050, developed in 2014. The three businesses operated at the time (Natura, The Body Shop and Aesop) jointly developed an agenda for sharing best practices through networks of excellence in fields such as innovation, strategy, digital commerce, retail and sustainability. Its sustainability network of excellence started out by discussing the Company’s vision in terms of priorities that embrace a positive and systemic approach to its business. Along with the environmental and social, the Company’s included a third perspective, the transversal perspective, which takes into account its role as a consumer company and the way its products are developed and disposed of, so that they give back more to the world than they take.

    Notwithstanding, the Company’s Shares are traded on the Novo Mercado listing segment of B3, a special category that lists companies with the highest levels of corporate governance and Natura &Co's shares have been selected for the B3's ISE list for the nineteenth consecutive year. B3's ISE compares Brazilian companies based on corporate sustainability, economic efficiency, environmental balance, social responsibility, and corporate governance.

    Natura and Avon have calculated scope 1 and 2 emissions or “GHG”. For Scope 3 emissions, each brand has calculated its level to varying degrees. In 2021 the Company consolidated its organizational footprints for scope 1 and 2 to calculate and consolidate the footprint for scope 3.

    Natura

    Natura Cosméticos challenges itself to generate positive financial, social, cultural, and environmental impacts. Natura Cosméticos articulated this challenge in its Sustainability Vision 2050, launched in 2014, in which it undertook the commitment to transform Natura into a brand with a positive impact by ensuring that its operations help improve the environment and society, going beyond the current paradigm of merely reducing and mitigating impacts.

    In 2014, Natura Cosméticos was the first listed company in the world to be recognized as a B Corp (as approved by B Lab, an independent organization), a global movement of companies that give equal value to their economic, social, and environmental results. After three years, Natura Cosméticos was recertified as a B Corp, attesting its commitment to positive social and environmental performance and impact on people and the planet. In 2022, the Company expanded the certification from Natura Cosméticos to Natura &Co, which made it the largest consumer businesses in the world to have this certification.

    For the seventeenth consecutive year, Natura Cosméticos’ stock was included in the B3’s Corporate Sustainability Index. From 2014 to 2021, Natura Cosméticos was listed on the Dow Jones Sustainability Index, or “DJSI,” a benchmark for investors that base their investment decisions on social and environmental aspects. Natura Cosméticos was the only emerging markets company on the DJSI in the Cleaning Products segment.

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    Furthermore, for the twentieth second consecutive year, Natura Cosméticos presented its Annual Sustainability Report, which has provided unified disclosure of economic, social and environmental results of its operations since 2001. All information related to social responsibility is described in Natura &Co Latam annual report, which is drafted in accordance with the GRI G4 framework.

    Natura Cosméticos seeks to create sustainable value for society by forging relationships based on quality and generating integrated social, environmental, and economic results. As such, return on shareholder investment is obtained by balancing short- and long-term focuses. Some examples of such social actions include supporting organizations and associations that contribute in some way to the sustainable development of Natura Cosméticos’ industry; adopting fair trade principles in partnerships with extraction communities and supporting sustainable local development; and sharing benefits with communities through access to genetic heritage and associated traditional knowledge of Brazilian biodiversity.

    Natura Cosméticos has a Social and Environmental Responsibility Policy, which sets out the following programs: “Natura Carbon Neutral Program” and “Natura Amazon Program.”

    Natura Cosméticos’ Sustainability Vision 2050 is deeply connected to our strategy and influences Natura &Co’s corporate vision Commitment to Life. The Board of Officers views it as a commitment by the entire business to have a positive impact. The Company endeavors to contribute to the protection and regeneration of the entire ecosystem to which it belongs. The first milestone of this planning, 2020 Ambitions, is a set of goals on topics such as biodiversity, waste, carbon emissions, water, diversity & inclusion, and income generation, among others. The Company mobilized resources internally in this six-year cycle, overcame important business challenges and advanced strategic issues as part of its vision of transforming Natura into a company that generates a positive impact.

    The Company remains committed to transparency and balance and endeavora to establish clear criteria to define its achievements towards goals that are not quantifiable.

    Based on clearly defined medium- and long-term goals, the Company deepened the monitoring of Natura’s impacts in these aspects and in decision-making. Innovation has driven research and development of new technologies and the development of new indicators to assess the development of consultants and communities in the Brazilian Amazon. The Company has also developed new models for assessing its impacts on its network of relationships, such as the consultant’s human development index and environmental profit and loss and social profit and loss.

45

    Avon

    The Company believes that Avon is more than just a beauty brand: it is a movement connecting millions of women to each other and to a better life. This is the real value behind each sale made by Avon’s representatives around the world, and beauty is the journey that gets Avon there.

    Avon recognizes the part it can play in addressing the challenges of rapid climate change and inequalities in income and opportunity. Therefore, in 2019, Avon expanded its sustainability strategy to ensure that it considers its environmental impact throughout its operations.

    Avon is committed to this mission while continuing to minimize its environmental impact as a company that makes and sells responsibly sourced products. Avon is well on track to achieve its 2020 environmental goals but recognize that there is much more to do.

    That is why Avon has now set even more ambitious targets – to improve packaging sustainability, and further reduce its carbon emissions and water use. Avon is also proud that, in 2019, it has become the first global beauty company to end animal testing across all products in every country in which it operates. Avon and the Avon Foundation donated over US$6.2 million in 2023 to causes including breast cancer awareness campaigns, the ending gender-based violence campaigns among other causes, mainly products donated to Ukrainian refugees.

    2.11. Other factors with significant influence

    Cross-default and cross-acceleration in debt contracts

    The Company is the guarantor and main payer in certain financial contracts involving certain subsidiaries, which contain the usual cross-default and/or cross-acceleration clauses with other financial contracts involving the Company's subsidiaries. The occurrence of cross-default and/or cross-acceleration may result, as the case may be, in an event of default and/or early maturity under such financial contracts guaranteed by the Company.

    In addition to the information included above, there are no other factors with a relevant influence not disclosed in the other sections of item 2.

46

    NATURA &CO HOLDING S.A.

    MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

    TO BE HELD ON APRIL 26, 2024

    EXHIBIT II

    Exhibit A of CVM Resolution 81 - Proposal for Destination of Net Profits

    1. Provide the net income for the year

    The result for the 2023 fiscal year was of R$ 2,973,731,000.00 (two billion nine hundred seventy-three million seven hundred thirty-one thousand Brazilian Reais). Pursuant to article 189 of the Corporations Law, the accumulated losses of the Company in the amount of R$ 1,994,555.000.00 (one billion nine hundred ninety-four million five hundred fifty-five thousand Brazilian Reais) were fully deducted from the result of the year, resulting in a net profit of R$979,176,000.00 (nine hundred seventy-nine million one hundred seventy-six thousand Brazilian Reais and no cents).

    2. Provide the overall amount and dividends value per share, including anticipated dividends and interest on equity already declared

    Global amount of R$979,176,000.00, corresponding to the estimated value of R$0.707897 per share, excluding treasury shares.

    3. Provide the percentage of the net income for the fiscal year distributed

    100% of the Company's adjusted net income, considering the deduction of the accumulated losses of the Company in the amount of R$ 1,994,555.000.00 (one billion nine hundred ninety-four million five hundred fifty-five thousand Brazilian Reais) from the result.

    4. Provide the overall amount and dividends value per share distributed based on income from previous fiscal years

    Not applicable.

    5. Provide, net of declared advance dividends and interest on equity already declared:

    5.a. Gross dividend value and interest on equity in a segregated manner, per share of each kind and class

    Not applicable, given that the entire net profit for the year was distributed in advance.

47

    5.b. Dividends and interest on equity payment term and conditions

    Not applicable.

    5.c. Possible application of adjustment for inflation and interest on dividends and interest on equity

    Not applicable.

    5.d. Date of the declaration of dividends and interest on equity payment considered to identify the shareholders who will be entitled to their receipt

    Not applicable.

    6. Statement of interest on equity based on income calculated in half-yearly balance sheets or in shorter periods

    a. Inform the amount of dividends or interest on equity already declared.

    The total amount of dividends already declared is R$979,176,000.00, corresponding to R$0.707897 per ordinary share.

    b. Inform the date of the respective payments

    Dividends will be paid in cash in local currency on April 19, 2024, without remuneration or monetary restatement. Shareholders holding shares issued by the Company on March 19, 2024 will be entitled to receive the dividends.

    7. Comparative table indicating the following values per share of each kind and class: 7.a. Net income for the fiscal year and for the previous three (3) fiscal years 7.b. Dividend and interest on equity distributed in the three (3) previous years

48

    Fiscal Years ended as December 31,

R$	2023*	2022	2021
Net Income	979,176,000.00	(2,858,626,000.00)	1,040,689,000.00
Dividends and Interest on Equity	979,176,000.00	-	180,772,000.00

    * Considers the proposal for the allocation of the income.

    8. In case of profit allocation to the legal reserve

    8.a. Identify the amount allocated to the legal reserve

    Not applicable, considering that the Company currently has capital reserves that exceed 30% of its capital stock, in accordance with § 1 of article 193 of the Corporations Law.

    8.b. Details of the method of calculating the legal reserve

    Not applicable.

    9. Preferred shares entitled to fixed or minimum dividends

    Not applicable, given that the Company has only common shares.

    10. Regarding the mandatory dividend 10.a. Describe the calculation method provided for in the bylaws 10.b. Inform whether it is being paid in full 10.c. Inform any amount occasionally withheld

    Calculation method provided for in the bylaws According to article 29 of the Company's bylaws, in its Chapter IV: Article 29 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

    (i) the addition of the amounts resulting from the reversal of reserves for previously created contingencies in the year;

    (ii) the decrease of the amounts allocated, in the year, for the creation of the legal reserve and contingency reserves; and

    (iii) whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

    Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

    Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this Article is assigned to the shareholder in each year.

    Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

    Paragraph 4 - The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

    Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

49

    Inform whether the dividend is being paid in full: yes.

    Amount withheld: not applicable.

    11. Withholding of the mandatory dividend due to the company's financial conditions

    Not applicable as there is no withholding of the mandatory dividend.

    12. Allocation of income to contingency reserve

    Not applicable.

    13. Allocation of income to profits to be realized reserve:

    Not applicable.

    14. Allocation of income to statutory reserves 14.a. Describe the bylaws’ articles that establish the reserve: 14.b. Identify the amount allocated to the reserve 14.c. Describe how the amount was calculated

    Not applicable.

    15. Income withholding provided for in the capital budget:

    Not applicable.

    16. Allocation of income to the tax incentive reserve:

    Not applicable

50

    NATURA &CO HOLDING S.A.

    MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

    TO BE HELD ON APRIL 26, 2024

    EXHIBIT III

    Items 7.3 to 7.6 of the Company’s Reference Form

51

    7.3. Composition and professional experience of management

Name:	Andrew George Mcmaster Jr.	CPF (Individual Taxpayer Register)/Passport:	718.565.251-04
Date of Birth:	November 4, 1952	Occupation:	Businessman
Elective position held:	27 - Independent Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Independent member:	Yes
Independence criterion:	Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão.
Term of office:	2 years
Starting date of the 1st term of office that started the consecutive terms:	January 3, 2020
Other positions held:	Member of the Audit, Risk Management and Finance Committee
Professional experience:

    Andrew George McMaster Jr. was Deputy Chief Executive Officer and Vice-Chairman of the board of directors of Deloitte & Touche LLP from 2010, and Vice-Chairman of Deloitte LLP from 2003 to his retirement in May 2015. He joined Deloitte in 1976, holding several national and global leadership positions, including National Managing Partner and leader of Deloitte's U.S. and Global Forensic and Dispute Consulting practice. Andrew was a Director of Avon Products, Inc. since 2018, and Chairman of the Audit Committee and member of the Finance Committee. In 2020, he was appointed as an independent member of the Board of Directors of Natura & Co. Holding S.A. and is also a member of the Audit Committee. Andrew McMaster also acts in other organizations, including being Member of the Board of Directors and Lead Director of Black & Veatch Holding Company, Member of the Board of Directors and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, and Member of the Board of Trustees, Former Co-Chairman of the Presidential Search Committee, Member of the Executive, Financial Management and Governance Committee, Chairman of the Audit Committee, and Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges. None of the entities mentioned are part of the issuer's economic group or are controlled by a shareholder of the issuer with a stake greater than 5% of the same class or type of security of the issuer.

Criminal record certificate:

    He has not been subject, over the past five (5) years, to any criminal conviction, adverse judgment in an administrative proceeding by the Securities Commission (CVM), Central Bank of Brazil or Private Insurance Superintendence Office and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

52

Name:	Antônio Luiz da Cunha Seabra	CPF (Individual Taxpayer Register)/Passport:	332.927.288-00
Date of Birth:	March 23, 1942	Occupation:	Economist
Elective position held:	27 - Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Term of office:	2 years
Starting date of the 1st term of office that started the consecutive terms:	July 17, 2019
Other positions held:	Member of the Corporate Governance Committee
Professional experience:

    Antonio Luiz da Cunha Seabra has a degree in economics and founded Natura Cosméticos in 1969, having joined its Board of Directors in 1998. Mr. Seabra started Natura as a small high street store in the city of São Paulo, Brazil, expanding the business by adopting a direct sales model (sales consultants). Over the years, he has developed innovative products and consolidated Natura as one of the largest cosmetics companies globally while strongly committed to ethics and sustainability. Mr. Seabra is currently one of the co-chairmen of the Board of Directors and member of the Corporate Governance Committee of Natura &Co Holding S.A., and Director of Instituto Natura. He is also the Chief Executive Officer of Vivavida Instituto de Ações Solidárias, an NGO that supports social assistance, education and sustainable development initiatives. Vivavida Instituto de Ações Solidárias is neither part of the issuer's economic group nor is controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Name:	Bruno de Araújo Lima Rocha	CPF (Individual Taxpayer Register)/Passport:	664.045.847-00
Date of Birth:	August 21, 1961	Occupation:	Economist
Elective position held:	27 - Independent Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Independent member:	Yes	Term of office:	2 Years
Independence criterion:	Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão.	Starting date of the 1st term of office that started the consecutive terms:	April 26, 2023
Other positions held:	Member of the Strategic Committee and the People and Organizational Development Committee.
Professional experience:

    Bruno de Araújo Lima Rocha obtained a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro - PUC-RJ in 1982. co-founded Dynamo in Brazil in 1993. In 2005, he moved to London and was responsible for Dynamo's investment activity in international markets until the beginning of 2023. Before Dynamo, he was a partner at Banco Garantia, where he worked from 1983 to 1992. Bruno has started his activities as an independent member of the Board of Directors of Natura &Co Holding S.A. in 2023 and also serves as a member of the People and Organizational Development and Strategic Committees. Dynamo is neither part of the issuer's economic group nor is controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Criminal record certificate:

    He has not been subject, over the past five (5) years, to any criminal conviction, adverse judgment in an administrative proceeding by the Securities Commission (CVM), Central Bank of Brazil or Private Insurance Superintendence Office and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

53

Name:	Carla Schmitzberger	CPF (Individual Taxpayer Register)/Passport:	667.280.967-87
Date of Birth:	June 21, 1962	Occupation:	Engineer
Elective position held:	27 - Independent Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Independent member:	Yes	Term of office:	2 Years
Independence criterion:	Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão.	Starting date of the 1st term of office that started the consecutive terms:	January 3, 2020
Other positions held:	Member of the Strategic Committee and of the Organizational Development and Personnel Committee.
Professional experience:

    Carla Schmitzberger has a degree in Chemical Engineering from Cornell University (1984) and a People’s Strategic Management postgraduate course from the FDC/INSEAD (2001). She was Vice-President of the Sandals Division at Alpargatas S.A., managing the company's global Havaianas business and Statutory Officer throughout her 13-year tenure, ended in December 2019. Previously, she worked at Citibank S/A for eight years, holding positions such as Vice-President of Marketing and Products at Credicard S.A. and Vice President of Marketing at Citibank Consumer, including responsibility for Marketing and Decision Management for Latin America for one year. Before that, she had an 11-year career at Procter & Gamble managing several product categories (consumer goods) in several countries, in addition to 2 1/2 years at Johnson & Johnson in Brazil. Carla joined the Board of Directors of Natura Cosméticos in 2016 and is currently an independent member of the Board of Directors of Natura &Co Holding S.A. She is also chairwoman of the People and Organizational Development and the Strategic Committees. Furthermore, she holds the position of independent member of the board of directors of VIVEO, which is not part of the economic group of Natura & Co Holding or is controlled by a shareholder with a stake equal to or greater than 5%.

Criminal record certificate:

    She has not been subject, in the last five (5) years, to criminal conviction, conviction in an administrative proceeding at the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and conviction in a final and unappealable judgment, in the judicial or administrative sphere, that has suspended or disqualified her from practicing a professional or commercial activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

54

Name:	Georgia Garinois-Melenikiotou	CPF (Individual Taxpayer Register)/Passport:	718.573.451-77
Date of Birth:	July 6, 1959	Occupation:	Mechanical Engineer
Elective position held:	27 - Independent Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Independent member:	Yes	Term of office:	2 Years
Independence criterion:	Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão.	Starting date of the 1st term of office that started the consecutive terms:	April 19, 2021
Other positions held:	Member of the Strategic Committee
Professional experience:

    Georgia Melenikiotou is an experienced professional in the beauty and personal care industry. As former Executive Vice President of Corporate Marketing at Estée Lauder Companies (ELC) and a member of the ELC's leadership team, she led the company's "digital first" transformation. She was responsible for the Marketing Excellence capabilities of more than 30 brands globally. With 11 years of experience at ELC, she reported to the CEO and played a crucial role in adapting the company to the digital era. Before his career at ELC, Georgia spent 27 years at Johnson & Johnson in leadership positions in seven countries. Her positions included Global President of Beauty EMEA, President J&J France, and Global President for Strategy and New Growth. She played a crucial role in the development of the J&J Beauty Global Business Unit and led the creation of the J&J consumer business in France. In addition to her executive career, Georgia serves as an Independent Member of the Board of Directors at Inspire Medical (NYSE: INSP), Pulmonx (NYSE: LUNG) and Douglas AG. Originally from Greece, she has a degree in Mechanical Engineering from the National Polytechnic of Athens and an MBA from MIT Sloan, where she attended as a Fulbright scholar. She is currently an advisor for both MIT Sloan and One-to-World Fulbright. Georgia was appointed as a director of Natura &Co Holding’s Board of Directors in 2021 and is also a member of the Strategy Committee. None of the entities mentioned are part of the issuer's economic group or are controlled by a shareholder of the issuer with a stake greater than 5% of the same class or type of security of the issuer.

Criminal record certificate:

    She has not been subject, in the last five (5) years, to criminal conviction, conviction in an administrative proceeding at the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and conviction in a final and unappealable judgment, in the judicial or administrative sphere, that has suspended or disqualified her from practicing a professional or commercial activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

55

Name:	Gilberto Mifano	CPF (Individual Taxpayer Register)/Passport:	566.164.738-72
Date of Birth:	November 11, 1949	Occupation:	Manager
Elective position held:	27 - Independent Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Term of office:	2 years
Independent member:	Yes
Independence criterion:	Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão.
Starting date of the 1st term of office that started the consecutive terms:	January 3, 2020
Other positions held:	Member of the Audit, Risk Management and Finance Committee
Professional experience:

    Gilberto Mifano has a degree in Business Administration from the Business Administration College of Fundação Getúlio Vargas – FGV - SP, 1972. He has been an independent member of the board of directors of TOTVS S/A—since 2017, and Pacaembu Construtora S/A—since 2018 and also coordinates the Audit Committees of these companies. In addition, he has served as an advisory advisor to Pragma Patrimônio Ltda since 2009. Between 1994 and 2008 he was CEO of BOVESPA—Bolsa de Valores of São Paulo and CBLC—Companhia Brasileira de Liquidação e Custódia, becoming Chairman of the Board of Directors of BM&FBOVESPA from 2008 to 2009. Mifano was also an independent director to Cielo S /A (2009-2021), SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A, and member of the Sustainability Committee of Banco Santander Brasil S/A. Internationally, he was member and vice-president of the executive committees of WFE—World Federation of Exchanges and FIAB—Federación Latino Americana de Bolsas for around 8 years. At Natura, he served as a consultant to the Audit, Risk Management and Finance Committee from 2009 to 2016, joining the Board of Directors in 2017. He is currently an independent member of the Board of Directors of Natura &Co Holding S.A. and chairman of the Audit Committee, Risk Management and Finance. Gilberto Mifano also holds (i) member of the Fiscal Council of the Arapyau Institute. In the past he was (ii) member of the Fiscal Council of Instituto Natura; (iii) chairman of the Board of Directors of IBGC—Brazilian Institute of Corporate Governance and; (iv) member of the Fiscal Council of CIEB - Center for Innovation for Education (Institute); (v) member of the Fiscal Council of Amigos da Poli (Institute); and (vi) member of the Advisory Board of RAPS - Political Action Network for Sustainability (Institute).

    Of the organizations mentioned above, they are controlled by a shareholder of the issuer, who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer, companies (i), (ii) and (vi).

Criminal record certificate:

    He has not been subject, over the past five (5) years, to any criminal conviction, adverse judgment in an administrative proceeding by the Securities Commission (CVM), Central Bank of Brazil or Private Insurance Superintendence Office and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

56

Name:	Guilherme Peirão Leal	CPF (Individual Taxpayer Register)/Passport:	383.599.108-63
Date of Birth:	February 22, 1950	Occupation:	Manager
Elective position held:	27 - Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Term of office:	2 years
Starting date of the 1st term of office that started the consecutive terms:	July 17, 2019
Other positions held:	Member of the Corporate Governance Committee and of the Sustainability Committee
Professional experience:

    Guilherme Peirão Leal holds a degree in Business Administration from Universidade de São Paulo - USP. He co-founded Natura Cosméticos and joined its Board of Directors in 1998. He is currently the co-chairman of the Board of Directors of Natura &Co Holding S.A., chairman of the Corporate Governance and Sustainability Committees, and one of the company's main shareholders. Moreover, he serves as a board member of the Natura Institute. Guilherme is the founder and board member of Dengo, a chocolate brand created in 2017 with the aim of building a fairer cocoa production chain. Throughout his career, Guilherme Leal has actively participated in the development and promotion of several social organizations, such as the Ethos Institute of Business and Social Responsibility. He was also involved in environmentally focused institutions, such as the Brazilian Biodiversity Fund (Funbio), WWF Brazil, and the UN Global Compact. Since 2008, Guilherme Leal has structured his socio-environmental activities through the Arapyaú Institute, a private, non-profit institution promoting dialogue and networking for sustainable solutions. In 2010, he ran in the presidential elections as a candidate for vice president alongside former Senator Marina Silva. In 2012, he helped found the Political Action Network for Sustainability (RAPS) and became part of the B-Team, a group of international leaders committed to advancing a vision of business success that incorporates social and environmental objectives into profits.

    More recently, Guilherme supported the creation of networks, such as the Brazilian Coalition on Climate Forests and Agriculture, a multi-sectoral movement focused on promoting a harmonic land use. In 2020, he co-founded the Amazon Concertation, a network of leaders from private and public sector, researchers, indigenous people, and civil society to propose solutions for this territory's sustainable development.

    Guilherme Leal is currently the President of the Board of Directors of RAPS, co-founder of The BTeam, and a member of the Board of Directors of the Arapyau Institute for Education and Sustainable Development. None of the organizations mentioned are part of the economic group of Natura &Co Holding or are controlled by a shareholder with a stake equal to or greater than 5%.

Criminal record certificate:

    He has not been subject, over the past five (5) years, to any criminal conviction, adverse judgment in an administrative proceeding by the Securities Commission (CVM), Central Bank of Brazil or Private Insurance Superintendence Office and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

57

Name:	Maria Eduarda Mascarenhas Kertész	CPF (Individual Taxpayer Register)/Passport:	146.986.968-36
Date of Birth:	March 28, 1973	Occupation:	Business Administrator
Elective position held:	27 - Independent Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Independent member:	Yes	Term of office:	2 Years
Independence criterion:	Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão.	Starting date of the 1st term of office that started the consecutive terms:	April 26, 2023
Other positions held:	Member of the Organizational Development and Personnel Committee
Professional experience:

    Maria Eduarda Mascarenhas Kertész earned a B.S. degree in Business Administration from Fundação Getúlio Vargas – FGV in São Paulo and a Certificate of Special Studies in Administration and Management from the Harvard Extension School. Maria Eduarda has 30 years of global experience in the health, wellness, and beauty space. With a renowned career at Johnson & Johnson Consumer Health, she served as president of U.S. Skin Health & Beauty, leading renowned brands such as Neutrogena® and Johnson's®. Previously, she served as president of U.S. HealthE and played several roles at Johnson & Johnson Consumer Brazil, including Chief Marketing Officer, Vice President of the Global Unit of Baby and Beauty’s Business for Latin America and subsequently President of Johnson & Johnson Consumer Brazil. In addition to her work in the health and beauty area, Maria Eduarda is the founder of the WLI Chapter for Latin America and an active member of the HOLA ERG, Johnson & Johnson Diversity and Inclusion North America Advisory Board. She also contributed as a member of the Board of the American Chamber of Commerce in Brazil and was a founding member of the group "Mulheres do Brasil". Maria Eduarda plays leading roles on the Executive Committee and Board of Directors of the Personal Care Products Council (PCPC) and Cosmetic Executive Women (CEW). Her trajectory is marked by consolidated leadership and significant contributions to the sector. She was appointed as an independent director of Natura &Co Holding S.A. in 2023 and is also a member of the sustainability and People and Organization Development committees.

Criminal record certificate:

    She has not been subject, in the last five (5) years, to criminal conviction, conviction in an administrative proceeding at the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and conviction in a final and unappealable judgment, in the judicial or administrative sphere, that has suspended or disqualified her from practicing a professional or commercial activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

58

Name:	Pedro Luiz Barreiros Passos	CPF (Individual Taxpayer Register)/Passport:	672.924.618-91
Date of Birth:	June 29, 1951	Occupation:	Engineer
Elective position held:	27 - Board of Directors (Permanent)	Elected by the controlling shareholder:	Yes
		Election date:	April 26, 2024
		Date of investiture:	April 26, 2024
Term of office:	2 years
Starting date of the 1st term of office that started the consecutive terms:	July 17, 2019
Other positions held:	Member of the Corporate Governance Committee
Professional experience:

    Pedro Luiz Barreiros Passos, graduated in Production Engineering at Escola Politécnica da Universidade de São Paulo - USP, with postgraduate studies in Business Administration from Fundação Getúlio Vargas – FGV. He co-founded Natura Cosméticos and began his activities on the Board of Directors in 1998. Currently, he is a co-president of the Board of Administration and a member of the Corporate Governance Committee of Natura &Co Holding S.A., and he is also an Instituto Natura's Director. Pedro has experience serving different private entities and organizations: (i) Member of the Board of Directors of IEDI (Private Institution); (ii) Member of the Board of Directors of Fundação Dom Cabral (Private Foundation); (iii) Member of the Board of Directors of Fundação SOS Mata Atlântica (Private Foundation); (iv) Member of the Board of Directors of AC Camargo (Private Foundation); (v) Member of the Board of the Brazilian Industrial Research and Innovation Company – EMBRAPII (Private Association), as well as and public entities: (vi) Member of the Board of Directors of the State of S. Paulo Research Support Foundation - FAPESP (Public Foundation).

    None of the entities mentioned are part of the issuer's economic group or are controlled by a shareholder of the issuer with a stake greater than 5%.

Criminal record certificate:

    He has not been subject, over the past five (5) years, to any criminal conviction, adverse judgment in an administrative proceeding by the Securities Commission (CVM), Central Bank of Brazil or Private Insurance Superintendence Office and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 50.

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    7.4.              Committees Composition

    Name: Andrew George McMaster Jr.        CPF: 718.565.251-04                Occupation: Businessman         Birth date: 04/11/1952

    Professional Experience: Andrew George McMaster Jr. was Deputy Chief Executive Officer and Vice-Chairman of the board of directors of Deloitte & Touche LLP from 2010, and Vice-Chairman of Deloitte LLP from 2003 to his retirement in May 2015. He joined Deloitte in 1976, holding several national and global leadership positions, including National Managing Partner and leader of Deloitte's U.S. and Global Forensic and Dispute Consulting practice. Andrew was a Director of Avon Products, Inc. since 2018, and Chairman of the Audit Committee and member of the Finance Committee. In 2020, he was appointed as an independent member of the Board of Directors of Natura & Co. Holding S.A. and is also a member of the Audit Committee. Andrew McMaster also acts in other organizations, including being Member of the Board of Directors and Lead Director of Black & Veatch Holding Company, Member of the Board of Directors and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, and Member of the Board of Trustees, Former Co-Chairman of the Presidential Search Committee, Member of the Executive, Financial Management and Governance Committee, Chairman of the Audit Committee, and Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges. None of the entities mentioned are part of the issuer's economic group or are controlled by a shareholder of the issuer with a stake greater than 5% of the same class or type of security of the issuer.

    Committees:

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Audit Committee, Risk Management and Finance Committee

    Audit Committee statutory non adherent to instruction of CVM 308/99

    Committee Member (Effective)

    05/03/2023

    2 years

    Independent Board member

    05/03/2023

    Yes

    01/30/2020

    Name: Antônio Luiz da Cunha Seabra    CPF: 332.927.288-00      Occupation: Economist        Birth date: 03/23/1942

    Professional Experience: Antonio Luiz da Cunha Seabra has a degree in economics and founded Natura Cosméticos in 1969, having joined its Board of Directors in 1998. Mr. Seabra started Natura as a small high street store in the city of São Paulo, Brazil, expanding the business by adopting a direct sales model (sales consultants). Over the years, he has developed innovative products and consolidated Natura as one of the largest cosmetics companies globally while strongly committed to ethics and sustainability. Mr. Seabra is currently one of the co-chairmen of the Board of Directors and member of the Corporate Governance Committee of Natura &Co Holding S.A., and Director of Instituto Natura. He is also the Chief Executive Officer of Vivavida Instituto de Ações Solidárias, an NGO that supports social assistance, education and sustainable development initiatives. Vivavida Instituto de Ações Solidárias is neither part of the issuer's economic group nor is controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Other Committees - Corporate Governance Committee

    Committee Member (Effective)

    05/03/2023

    2 years

    Member of the Board of Directors

    05/03/2023

    Yes

    01/30/2020

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    Name: Bruno de Araújo Lima Rocha        CPF: 664.045.847-00       Occupation: Economist         Birth date: 08/21/1961

    Professional Experience: Bruno de Araújo Lima Rocha obtained a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro - PUC-RJ in 1982. co-founded Dynamo in Brazil in 1993. In 2005, he moved to London and was responsible for Dynamo's investment activity in international markets until the beginning of 2023. Before Dynamo, he was a partner at Banco Garantia, where he worked from 1983 to 1992. Bruno has started his activities as an independent member of the Board of Directors of Natura &Co Holding S.A. in 2023 and also serves as a member of the People and Organizational Development and Strategic Committees. Dynamo is neither part of the issuer's economic group nor is controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Other Committees -

    Committee Member (Effective)

    05/03/2023

    2 years

    Independent member of the Board and member of the Organizational Development and People Committee

    05/03/2023

    Yes

    N/A

    Other Committees

    Committee Member (Effective)

    05/03/2023

    2 years

    Independent member of the Board and member of the Strategy Committee

    05/03/2023

    Yes

    N/A

    Name: Carla Schmitzberger CPF: 667.280.967-87               Occupation: Engineer         Birth date: 06/21/1962

    Professional Experience: Carla Schmitzberger has a degree in Chemical Engineering from Cornell University (1984) and a People’s Strategic Management postgraduate course from the FDC/INSEAD (2001). She was Vice-President of the Sandals Division at Alpargatas S.A., managing the company's global Havaianas business and Statutory Officer throughout her 13-year tenure, ended in December 2019. Previously, she worked at Citibank S/A for eight years, holding positions such as Vice-President of Marketing and Products at Credicard S.A. and Vice President of Marketing at Citibank Consumer, including responsibility for Marketing and Decision Management for Latin America for one year. Before that, she had an 11-year career at Procter & Gamble managing several product categories (consumer goods) in several countries, in addition to 2 1/2 years at Johnson & Johnson in Brazil. Carla joined the Board of Directors of Natura Cosméticos in 2016 and is currently an independent member of the Board of Directors of Natura &Co Holding S.A. She is also chairwoman of the People and Organizational Development and the Strategic Committees. Furthermore, she holds the position of independent member of the board of directors of VIVEO, which is not part of the economic group of Natura & Co Holding or is controlled by a shareholder with a stake equal to or greater than 5%.

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Other Committees - Strategy Committee

    Committee Member (Effective)

    05/03/2023

    2 years

    Independent member of the Board of Directors

    05/03/2023

    No

    03/01/2020

    Other Committees - Organizational Development and People Committee

    Committee Member (Effective)

    05/03/2023

    2 years

    Independent member of the Board of Directors

    05/03/2023

    No

    03/01/2020

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    Name: GEORGIA GARINOIS-MELENIKIOTOU   CPF: 718.573.451-77  Occupation: Mechanical Engineer    Birth date: 07/06/1959

    Professional Experience: Georgia Melenikiotou is an experienced professional in the beauty and personal care industry. As former Executive Vice President of Corporate Marketing at Estée Lauder Companies (ELC) and a member of the ELC's leadership team, she led the company's "digital first" transformation. She was responsible for the Marketing Excellence capabilities of more than 30 brands globally. With 11 years of experience at ELC, she reported to the CEO and played a crucial role in adapting the company to the digital era. Before his career at ELC, Georgia spent 27 years at Johnson & Johnson in leadership positions in seven countries. Her positions included Global President of Beauty EMEA, President J&J France, and Global President for Strategy and New Growth. She played a crucial role in the development of the J&J Beauty Global Business Unit and led the creation of the J&J consumer business in France. In addition to her executive career, Georgia serves as an Independent Member of the Board of Directors at Inspire Medical (NYSE: INSP), Pulmonx (NYSE: LUNG) and Douglas AG. Originally from Greece, she has a degree in Mechanical Engineering from the National Polytechnic of Athens and an MBA from MIT Sloan, where she attended as a Fulbright scholar. She is currently an advisor for both MIT Sloan and One-to-World Fulbright. Georgia was appointed as a director of Natura &Co Holding’s Board of Directors in 2021 and is also a member of the Strategy Committee. None of the entities mentioned are part of the issuer's economic group or are controlled by a shareholder of the issuer with a stake greater than 5% of the same class or type of security of the issuer.

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Other Committees - Strategy Committee

    Committee Member (Effective)

    05/03/2023

    2 years

    Independent member of the Board

    05/03/2023

    Yes

    05/13/2021

    Name: Gilberto Mifano CPF: 566.164.738-72 Occupation: Administrator         Birth date: 11/11/1949

    Professional Experience: Gilberto Mifano has a degree in Business Administration from the Business Administration College of Fundação Getúlio Vargas – FGV - SP, 1972. He has been an independent member of the board of directors of TOTVS S/A—since 2017, and Pacaembu Construtora S/A—since 2018 and also coordinates the Audit Committees of these companies. In addition, he has served as an advisory advisor to Pragma Patrimônio Ltda since 2009. Between 1994 and 2008 he was CEO of BOVESPA—Bolsa de Valores of São Paulo and CBLC—Companhia Brasileira de Liquidação e Custódia, becoming Chairman of the Board of Directors of BM&FBOVESPA from 2008 to 2009. Mifano was also an independent director to Cielo S /A (2009-2021), SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A, and member of the Sustainability Committee of Banco Santander Brasil S/A. Internationally, he was member and vice-president of the executive committees of WFE—World Federation of Exchanges and FIAB—Federación Latino Americana de Bolsas for around 8 years. At Natura, he served as a consultant to the Audit, Risk Management and Finance Committee from 2009 to 2016, joining the Board of Directors in 2017. He is currently an independent member of the Board of Directors of Natura &Co Holding S.A. and chairman of the Audit Committee, Risk Management and Finance. Gilberto Mifano also holds (i) member of the Fiscal Council of the Arapyau Institute. In the past he was (ii) member of the Fiscal Council of Instituto Natura; (iii) chairman of the Board of Directors of IBGC—Brazilian Institute of Corporate Governance and; (iv) member of the Fiscal Council of CIEB - Center for Innovation for Education (Institute); (v) member of the Fiscal Council of Amigos da Poli (Institute); and (vi) member of the Advisory Board of RAPS - Political Action Network for Sustainability (Institute). Of the organizations mentioned above, they are controlled by a shareholder of the issuer, who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer, companies (i), (ii) and (vi).

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Audit Committee

    Audit Committee statutory non adherent to instruction of CVM 308/99

    Committee Chairman

    05/03/2023

    2 years

    Independent member of the Board

    05/03/2023

    Yes

    01/30/2020

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    Name: Guilherme Peirão Leal        CPF: 383.599.108-63 Occupation: Administrator      Birth date: 22/02/1950

    Professional Experience: Guilherme Peirão Leal holds a degree in Business Administration from Universidade de São Paulo - USP. He co-founded Natura Cosméticos and joined its Board of Directors in 1998. He is currently the co-chairman of the Board of Directors of Natura &Co Holding S.A., chairman of the Corporate Governance and Sustainability Committees, and one of the company's main shareholders. Moreover, he serves as a board member of the Natura Institute. Guilherme is the founder and board member of Dengo, a chocolate brand created in 2017 with the aim of building a fairer cocoa production chain. Throughout his career, Guilherme Leal has actively participated in the development and promotion of several social organizations, such as the Ethos Institute of Business and Social Responsibility. He was also involved in environmentally focused institutions, such as the Brazilian Biodiversity Fund (Funbio), WWF Brazil, and the UN Global Compact. Since 2008, Guilherme Leal has structured his socio-environmental activities through the Arapyaú Institute, a private, non-profit institution promoting dialogue and networking for sustainable solutions. In 2010, he ran in the presidential elections as a candidate for vice president alongside former Senator Marina Silva. In 2012, he helped found the Political Action Network for Sustainability (RAPS) and became part of the B-Team, a group of international leaders committed to advancing a vision of business success that incorporates social and environmental objectives into profits.

    More recently, Guilherme supported the creation of networks, such as the Brazilian Coalition on Climate Forests and Agriculture, a multi-sectoral movement focused on promoting a harmonic land use. In 2020, he co-founded the Amazon Concertation, a network of leaders from private and public sector, researchers, indigenous people, and civil society to propose solutions for this territory's sustainable development.

    Guilherme Leal is currently the President of the Board of Directors of RAPS, co-founder of The BTeam, and a member of the Board of Directors of the Arapyau Institute for Education and Sustainable Development. None of the organizations mentioned are part of the economic group of Natura &Co Holding or are controlled by a shareholder with a stake equal to or greater than 5%.

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Other Committee - Corporate Governance

    Committee Chairman

    05/03/2023

    2 years

    Member of the Board of Directors

    05/03/2023

    Yes

    01/30/2020

    Other Committee - Sustainability Committee

    Committee Chairman

    05/03/2023

    2 years

    Member of the Board and member

    05/03/2023

    Yes

    04/26/2023

63

    Name: Maria Eduarda Mascarenhas Kertész CPF: 146.986.968-36 Occupation: Administrator       Birth date: 03/08/1973

    Professional Experience: Maria Eduarda Mascarenhas Kertész earned a B.S. degree in Business Administration from Fundação Getúlio Vargas – FGV in São Paulo and a Certificate of Special Studies in Administration and Management from the Harvard Extension School. Maria Eduarda has 30 years of global experience in the health, wellness, and beauty space. With a renowned career at Johnson & Johnson Consumer Health, she served as president of U.S. Skin Health & Beauty, leading renowned brands such as Neutrogena® and Johnson's®. Previously, she served as president of U.S. HealthE and played several roles at Johnson & Johnson Consumer Brazil, including Chief Marketing Officer, Vice President of the Global Unit of Baby and Beauty’s Business for Latin America and subsequently President of Johnson & Johnson Consumer Brazil. In addition to her work in the health and beauty area, Maria Eduarda is the founder of the WLI Chapter for Latin America and an active member of the HOLA ERG, Johnson & Johnson Diversity and Inclusion North America Advisory Board. She also contributed as a member of the Board of the American Chamber of Commerce in Brazil and was a founding member of the group "Mulheres do Brasil". Maria Eduarda plays leading roles on the Executive Committee and Board of Directors of the Personal Care Products Council (PCPC) and Cosmetic Executive Women (CEW). Her trajectory is marked by consolidated leadership and significant contributions to the sector. She was appointed as an independent director of Natura &Co Holding S.A. in 2023 and is also a member of the sustainability and People and Organization Development committees.

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Other Committee - Organizational Development and People Committee

    Committee Member (Effective)

    05/03/2023

    2 years

    Independent member of the Board of Directors

    05/03/2023

    Yes

    04/26/2023

64

    Name: Pedro Luiz Barreiros Passos CPF: 672.924.618-91               Occupation: Engineer         Birth date: 06/29/1951

    Professional Experience: Pedro Luiz Barreiros Passos, graduated in Production Engineering at Escola Politécnica da Universidade de São Paulo - USP, with postgraduate studies in Business Administration from Fundação Getúlio Vargas – FGV. He co-founded Natura Cosméticos and began his activities on the Board of Directors in 1998. Currently, he is a co-president of the Board of Administration and a member of the Corporate Governance Committee of Natura &Co Holding S.A., and he is also an Instituto Natura's Director. Pedro has experience serving different private entities and organizations: (i) Member of the Board of Directors of IEDI (Private Institution); (ii) Member of the Board of Directors of Fundação Dom Cabral (Private Foundation); (iii) Member of the Board of Directors of Fundação SOS Mata Atlântica (Private Foundation); (iv) Member of the Board of Directors of AC Camargo (Private Foundation); (v) Member of the Board of the Brazilian Industrial Research and Innovation Company – EMBRAPII (Private Association), as well as and public entities: (vi) Member of the Board of Directors of the State of S. Paulo Research Support Foundation - FAPESP (Public Foundation).

    None of the entities mentioned are part of the issuer's economic group or are controlled by a shareholder of the issuer with a stake greater than 5%.

    Committee Type

    Audit Type

    Role

    Term Initial date

    Term

    Other role/position

    Election date

    Elected by controlling

    Initial date of first mandate

    Other Committee – Corporate Governance

    Committee Member (Effective)

    05/03/2023

    2 years

    Co-chairman of the Board

    05/03/2023

    Yes

    07/17/2019

    7.5.     Family Relationships

    Not applicable. There is no marital relationship, stable union, or kinship up to the second degree between (i) the candidates for members of the Board of Directors and the Company’s Administration; (ii) the candidates for members of the Board of Directors and directors of our direct and indirect subsidiaries; (iii) the candidates for members of the Board of Directors and the directors of our direct or indirect controllers.

    7.6.    Subordination, service provision or control relationships

    Not applicable. There is no relationship of subordination, provision of services, or control between (i) candidate members of the Board of Directors and the Company; (ii) candidate members of the Board of Directors and the Company's direct and indirect subsidiaries; (iii) the candidates for members of the Board of Directors and our direct or indirect controllers; and/or (iv) the candidates for members of the Board of Directors and relevant suppliers, customers, debtors, or creditors of the Company, its direct or indirect subsidiaries, or our direct or indirect subsidiaries.

65

    NATURA &CO HOLDING S.A.

    MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

    TO BE HELD ON APRIL 26, 2024

    EXHIBIT IV

    Item 8 of the Company’s Reference Form

66

    8.Compensation of Managers

    8.1    Describe the policy or practice adopted for the compensation of the board of directors, statutory officers appointed or not by the bylaws, fiscal council, audit committee, committees created by the bylaws, and of the audit, risk, financial, and compensation committees, addressing the following aspects:

        objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if issuer discloses the policy, websites where the document may be consulted

    The issuer, Natura &Co Holding S.A. (“Company”), is the holding entity of two businesses and brands: Avon and Natura. As publicly disclosed, the Company concluded the sale of Aesop and The Body Shop on August 16th, 2023, and December 29th, 2023, respectively.

    Natura &Co is formed by purpose-driven, multi-channel and beauty brands. Given the Company's structure and business complexities, it is critical to rely on a highly skilled management team to lead the Company on its trajectory, executing a purpose-driven business strategy and creating value for all stakeholders. As per Article 12(ii) of the Company’s bylaws, the shareholders, through a general shareholders meeting establish and approve the Company´s global compensation for members of the Board of Directors, Statutory Officers, and the Fiscal Council (if installed).

    As established in the Company’s Compensation Policy, its objectives are: (i) to align interests among executives and shareholders; (ii) to generate results and increase the Company’s value also taking into consideration social and environmental aspects; and (iii) to acknowledge the contribution and retain professionals based on market references. Specific objectives for the compensation of the Directors and Statutory Officers can be found in the Compensation Policy (items 2.2 and 2.3).

    The Compensation Policy is based on the premise that the intricate structure and multifaceted nature of the business demand an exceptionally proficient management team to efficiently navigate the challenges inherent in a large company. It is imperative to cultivate a cadre of highly skilled executives capable of not only steering the Company's growth trajectory but also adeptly executing a purpose-driven business strategy that resonates with all stakeholders, thereby fostering sustainable value creation..

    The Company’s compensation strategy is based on its broader mission: “people, planet and profitability” and considers some of the best market practices, as follows:

    1The Company's Bylaws are available at the following addresses:
    Company's Investor Relations website (ri.naturaeco.com), clicking on "Regulatory Documents", "Bylaws, Codes, Policies and Regulations", "Bylaws" and finally "20/04/2022 Natura &Co Bylaws" or directly through the link https://api.mziq.com/mzfilemanager/v2/d/67c3b7d4-64ea-4c2f-b380-6596a2ac2fbf/e422d703-b518-c955-91cf- a8bf96b4aa3f?origin=1;
    CVM website (www.gov.br/cvm); and B3 website (www.b3.com.br).

67

    The Company has a compensation policy approved by the Board of Directors on July 17, 2019 (“Compensation Policy”), available for consultation on the following eletronic addresses:

    ✓       Company’s Investor Relations website (https://ri.naturaeco.com/en/a-natura-co/the- group/g-governance/policies-and-bylaws/); and

    ✓       Brazilian Securities and Exchange Commission – CVM: (https://www.gov.br); and

    ✓       Website of B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br).

68

    b. practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the statutory officers, indicating:
      Issuer’s bodies and committees that are part of the decision-making process, identifying the manner in which they participate.

    The participation of the Company’s bodies in the process of defining the compensation is established in the Brazilian Corporations Law, in the Company's Bylaws1 and in the Compensation Policy, available on the eletronic addresses indicated in item 8.1(a) above.

    The Company's Bylaws are available at the following addresses:

    Company's Investor Relations website (ri.naturaeco.com), clicking on "Regulatory Documents", "Bylaws, Codes, Policies and Regulations", "Bylaws" and finally "20/04/2022 Natura &Co Bylaws" or directly through the link https://api.mziq.com/mzfilemanager/v2/d/67c3b7d4-64ea-4c2f-b380-6596a2ac2fbf/e422d703-b518-c955-91cf- a8bf96b4aa3f?origin=1;

    CVM website (www.gov.br/cvm); and B3 website (www.b3.com.br).

    General Shareholders Meeting: upon recommendation of the Board of Directors, the shareholders, through the general shareholders meeting approves the global compensation of the members of the Board of Directors, the Statutory Officers and the Fiscal Council (if installed).

    Board of Directors is responsible for allocating the total amount of the global compensation individually among the members of the Board of Directors and the Statutory Officers, also defining the individual compensation of the members of any advisory committees to the Board of Directors.

    People and Organizational Development Committee (“People Committee”): is an advisory committee to the Board of Directors, and as such, assists the Board of Directors in making decisions regarding management compensation and benefits, as well as indication of members to other advisory committees and the definition of their individual compensation.

    Corporate Governance Committee: is an advisory committee to the Board of Directors and as such, assists it in reviewing the Board and committee members' compensation based on trends and research based on other industry-leading companies in Brazil and the annual self-assessment of the Board of Directors and its advisory committees. The Corporate Governance Committee recommends to the Board of Directors the approval of the proposal of the global compensation of the Board of Directors and its advisory committees, as well the Chief Executive Officer, to be submitted to the General Shareholders Meeting in connection with the People Committee recommendations on management's compensation.

      criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies

    The criteria and methodology used to set the individual compensation of the Company’s Board of Directors and Statutory Officers are established in the Compensation Policy, available on the eletronic addresses indicated in item 8.1(a) above. Additionally, the methodology for calculation and adjustment of each compensation element are described in item 8.1(c)(i) below.

    To set the individual compensation of the Board of Directors and Statutory Officers, salary surveys are contracted and reviewed to provide recommendations aligned to the market. The comparisons consider the relevant markets, including competitors in the retail segment, Brazilian multinationals, companies listed on the stock exchange and companies with similar compensation strategies.

      with what frequency and how the board of directors evaluates the adequacy of the issuer’s compensation policy

    The Board of Directors evaluates the adequacy of the Compensation Policy periodically, by means of guidelines and business objectives and through market research, based on the recommendations made by the People Committee.

    After considering the market researched results, the updated business objectives and the recommendations made by the People Committee, which performs, over the year, a follow up on employees’ performance and market best practices, the Board of Directors evaluates the adequacy of the Compensation Policy.

69

    c. breakdown of the compensation, stating:

    i.a description of the elements that form the compensation, including, in relation to each of them:

      their goals and alignment to short, medium, and long-term interests of the issuer

    The compensation of the Company’s management is composed of:

    Below we highlight the elements of compensation for the Board of Directors, the Statutory Officers, the members of advisory committees and the Fiscal Council members, addressing, in sequence, any specifics of each element of compensation for each management body.

    Below we highlight the elements of compensation for the Board of Directors, the Statutory Officers, the members of the Board of Director´s advisory committees and the Fiscal Council, addressing, in sequence, any specifics of each element of compensation for each management body.

    Compensation Elements for Board of Directors, Statutory Officers and Fiscal Council

70

    The images below indicate the percentage of the compensation elements of each of the Board of Directors, Natura &Co CEO, Statutory Officers and to the Fiscal Council (if installed):

    Following the corporate governance changes initiated in 2022, at the 2023 Annual General Meeting, the shareholders approved several amendments, including a reduction in the composition of the Board of Directors. This restructuring resulted in the elimination of the positions of Executive Chairman of the Board of Directors and Main Executive of the Group, which were replaced by the Chief Executive Officer (CEO) position. Article 18, paragraph 1 of the Company’s bylaws stipulates that the roles of Co-Chairman of the Board of Directors and Chief Executive Officer cannot be held by the same individual, as set forth under article 20 of the Novo Mercado Rules.

71

    As a Statutory Officer, the CEO’s compensation package was revised in accordance with the adjusted responsibilities stemming from the 2023 changes. Further details regarding the roles of the Board of Directors, CEO, Statutory Officers, and Fiscal Council are outlined below.

           Board of Directors

    Fixed Compensation:

    The fixed component is a monthly amount, paid over twelve (12) months, as per market practices. Variable Compensation:

    The Board of Directors receives share-based variable compensation to strengthen the engagement between the Board of Directors and the Company, support the long-term strategy and add further value creation to all stakeholders.

72

    Above is a description of the compensation elements which are specific to the Board of Directors. For a description of all other compensation elements which are common to the Natura &Co CEO and Statutory Officers, refer to item 8.1 (b)(i). .

    Members of Board of Director´s Advisory Committees

    The Board of Director´s Advisory Committees can be statutory or non-statutory.

    Members of the Board of Directors who participate in any Advisory Committees receive additional fixed monthly compensation for their role as leaders or members of these committees and not for meeting participation. External members or members of the Board of Director´s Advisory Committees that are not Statutory Officers or members of the Board of Directors also receive a fixed monthly compensation.

    Any members of the Board of Directors or of Advisory Committees who are also Statutory Officers, shall be exclusively entitled to the compensation received as Statutory Officers. Currently, there are no committee members who are also Statutory Officers.

    Natura &Co CEO

    Under the new corporate governance structure approved by the shareholders on April 26th, 2023, the Natura &Co CEO is no longer the Executive Chairman of the Board of Directors. Hence, the Board of Director´s compensation for the 2023 fiscal year for the Board of Directors and the Statutory Officers assumed that as from May 2023 the Natura &Co CEO compensation will be recognized as part of the Statutory Officers’ compensation, rather than part of the Board of Directors’ compensation.

    Fixed Compensation:

    The fixed component is a monthly amount, paid over twelve (12) months, in accordance with market practices.

    Variable Compensation:

    The Natura &Co CEO receives a one-time bonus payment reflecting his performance over the year aligned to his contract.

    Statutory Officers

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    Below is a description of the compensation elements which are specific to the Statutory and Non- Statutory Officers. For a description of all other compensation elements which are common across the Board of Directors, the Natura &Co CEO and Statutory Officers, refer to item 8.1 (b)(i).

    Fixed Compensation: The Statutory and Non-Statutory Officers receive a monthly amount, paid in twelve (12) monthly installments. The Brazilian Statutory and Non-Statutory Officers also receive a thirteenth (13th) installment and paid vacation, as set forth under the Brazilian applicable law. The UK Statutory Officer does not receive a thirteenth installment or paid vacation.

    Direct and Indirect Benefits: The benefits package may include medical plan, day care or nursery aid, car allowance, private pension plan, life insurance and dental assistance with the objective of attracting the best talents and in order to match market practices.

    Variable Compensation:

    The Statutory and Non-Statutory Officers receive an annual variable compensation (bonus) that allows the Company to recognize the achievement of goals based on economic, social and environmental indicators, and other criteria as established by the Board of Directors. This compensation aims to align the interests of the Statutory Officers with those of shareholders and other stakeholders, considering financial, social and environmental indicators.

    The Statutory and Non-Statutory Officers receives share-based variable compensation fostering engagement between the Board of Directors and the Company, supporting the long-term strategy and adding further value creation to all stakeholders.

    Fiscal Council

    The compensation of the Fiscal Council (if installed) is composed of the following elements:

    The Fiscal Council is not permanent and may be installed upon request of the Company’s shareholders, as per article 27, paragraph 1st, of the Company’s bylaws. If installed, the Fiscal Council compensation is set forth at the Company’s annual shareholders general meeting, pursuant to article 162, paragraph 3rd, of the Brazilian Corporations Law, which states that the compensation of its members may not be less, for each member in office, than ten percent (10%) of the average compensation of each statutory officer, excluding benefits and variable pay, in addition to reimbursement of travel and accommodation expenses required for the performance of the member’s role.

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      their proportion in the global compensation of the 3 last fiscal years

    The table below indicates the proportions of each element in the compensation of the Board of Directors, the Statutory Officers, and the Fiscal Council members:

    The above figures do not take into account the compensation associated with hiring bonuses and benefits arising from the transition of the members of the Board of Directors and the Statutory Officers (reported in item 8.2 as "others" and "post-employment benefits arising from termination").

      Calculation method and adjustment

    The Company periodically reviews its compensation to keep it in line with the market by comparing its practices with those of competitors in the retail segment, Brazilian multinationals, companies listed on the Brazilian stock exchange and abroad, as well as companies with similar compensation strategies, as already described in item 8.1, (b), (ii) of this Form.

    Below are the specific rules for the calculation and adjustment of each element of the compensation: Fixed compensation:

    Fixed compensation is established according to responsibility and complexity of the position, experience of the professional, competitiveness and market practices. Individual qualifications and experience are considered in establishing the fixed compensation, but there is no performance indicator taken into consideration for the purpose of determining this element of the compensation.

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    Fixed compensation is reviewed annually on the basis of experience acquired and changes in responsibilities. An evaluation is carried out by the Co-Chairmen of the Board of Directors and is then validated by the Board of Directors and any adjustment made is then approved by the relevant unions, without prejudice to the approval of the compensation at the general meeting as described above.

    Annual Variable compensation (Bonus): applicable to the executive management only, based on individual performance, assessed on the basis of a scorecard composed of three factors (i) economic, (ii) social, and (iii) environmental. The specific metrics used, and their associated weightings may vary by year to reflect the business strategy. The indicators currently used are EBITDA Margin, Free Cash Flow to Firm, in addition to relevant environmental and social aspects, such as packaging commitments, market competitiveness (Market Share) and people (Engagement). Without prejudice to the achievement of individual targets, for the release of resources to occur, a minimum EBITDA threshold must be reached.

    The Annual Variable compensation (Bonus) considers the three steps below:

    Share-Based Variable Compensation: share-based compensation takes into consideration the value of the shares listed on the stock exchange and business performance indicators, such as profitability metrics, and shareholder return relative to the market, as well as Sustainability metrics (related to Zero Carbon Emission).

    The adjustments of the Share-Based Variable compensation element consider the variations of compensation in the market, periodically comparing the Company’s practices with those of competitors in the retail sector, Brazilian multinationals, listed companies or other companies with similar compensation strategies.

      the main performance indicators taken into account, including, if applicable, ESG-related indicators

    The table below indicates the weight of each Key Performance Indicator (KPI) in the Annual Variable Compensation (Bonus) and Share-based Variable Compensation incentives for 2023.

    Variable Compensation Metrics for the 2023 Financial year.

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    Variable Compensation Metrics for the 2024 Financial Year

    Since 2022, the Board of Directors adjusted its measures and weightings to focus more on cash flow and profitability rather than revenue. This continued into the 2023 and 2024 short-term annual variable compensation metrics.

    For the 2023 long-term share-based compensation metrics, the Company continued with carbon emission reductions to align with its sustainability goals. After conducting interviews and analyzing market data, the Company has revised the 2024 LTI design. The upcoming design will shift from performance-based to restricted shares. Also, in early 2024, the Company delisted its ADRs from the New York Stock Exchange, resulting in executives based outside Brazil receiving phantom B3 shares, while executives based in Brazil will continue to receive B3 shares.

    ii.reasons that justify the composition of the compensation

    The Company’s compensation strategy combines short- and long-term elements, with the objective of retaining and compensating its professionals according to their respective responsibilities, market practices and levels of competitiveness.

    The variable component, whether Annual Variable compensation (Bonus) or Share-Based Variable compensation, represents a significant portion of the compensation because the Company believes in joint value creation.

    The Share-Based Variable compensation programs seek to convey a sense of ownership to the participants with respect to the Company, intensifying the relationship between compensation, the construction of the Company's core values, and long-term growth. Currently, the Share-Based Variable compensation is based on the granting of restricted shares as part of a Long-Term Incentive Program.

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    Compensation structure reflecting the evolution of performance indicators

    The variable portion of the management compensation is connected to performance in the relevant period. Thus, bonuses, profit sharing, or the granting of call options or restricted are dependent on performance results and defined goals as well as on individual performance. Performance indicators are assessed on a quarterly basis and a final financial results assessment is completed the following year. Performance metrics define the total variable compensation.

    iii.the existence of members not compensated by the issuer and the reason for such fact

    All members of management are compensated for the performance of their duties at the Company.

    d. existence of compensation borne by subsidiaries, direct or indirect controlled companies or controlling shareholders

    In the current fiscal year, one Statutory Officer is not compensated by the Company, but has all elements of his compensation - fixed and variable - supported by the Company's subsidiaries.

    e. the existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as disposal of issuer’s controlling interest

    For this financial year, some Statutory Officers received compensation as a result of the sale of Aesop and The Body Shop, this is show in “Others” in item 8.2 below.

    8.2.Compensation recognized in the results of the last 3 fiscal years and forecast for the current fiscal year for the board of directors, statutory officers, and fiscal council.

    Based on the recommendations made by the People Committee, the Board of Directors annually assesses the adequacy of the Compensation Policy through the guidelines and objectives of the business and market research exercises.

    The management compensation proposed by the Board of Directors in the Management Proposal for the Annual General Shareholders Meeting to be held on April 26, 2024, considers the global amount to be paid for the period commencing on May 2024 and ending on April 2025 (until the General Annual Shareholders Meeting, to be held in 2025 to approve the 2024 accounts). Therefore, the amounts disclosed in the table above differs from the global compensation being proposed, since the amount in the table considers the estimated compensation for the fiscal year ended on 12/31/2024 (period commencing in January 2024 and ending December 2024).

Estimated amounts for the current Fiscal Year – 12/31/2024 – Annual Amounts (BRL 000’s)
Board of Directors		Statutory Officers	Fiscal Council	Total
Total number of members	9.00	5.00	0.00	14.00
Number of compensated members	9.00	4.00	0.00	13.00
Annual Fixed Compensation
Salary or Management Fee (a)	5,074.4	10,521.1	0.00	15,595.40
Direct and Indirect Benefits (b)	407.2	813.2	0.00	1,220.4
Participation in Committees (c)	1,556.5	0.0	0.00	1,556.5
Others (d)	0.0	9,070.5	0.00	9,070.5
Description of other fixed compensation
Variable Compensation
Bonus (e)	0.0	0.0	0.0	0.0
Profit Sharing (f)	0.0	10,819.4	0.0	10,819.4
Participation in meetings (g)	0.0	0.0	0.0	0.0
Commissions (h)	0.0	0.0	0.0	0.0
Others (i)	0.0	3,750.0	0.0	3,750.0
Description of other variable compensation
Other compensation benefits
Post-Employment Benefit (j)	0.0	0.0	0.0	0.0
Cessation of exercise of the position (k)	0.0	0.0	0.0	0.0
Share-based compensation, including options (l)	5,514.7	34,213.3	0.0	39,728.0
Total Compensation	12,552.7	69,187.4	0,00	81,740.10

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Total compensation for the Fiscal Year ended on 12/31/2023 - Annual Amounts (BRL000’s)
Board of Directors		Statutory Officers	Fiscal Council	Total
Total number of members	10.17	5.00	3	18.17
Number of compensated members	10.17	4.00	3	17.17
Annual Fixed Compensation
Salary or Management Fee	5,543.8	8,931.3	615.6	15,090.7
Direct and Indirect Benefits	363.3	934.7	0.0	1,298.0
Participation in Committees	936.0		0.0	936.0
Others	0.0	17,063.2	0.0	17,063.2
Description of other fixed compensation		Additional Incentive Awards
Variable Compensation
Bonus	0.0	0.0	0.0	0.0
Profit Sharing	0.0	9,140.2	0.0	9,140.2
Participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Other compensation benefits
Post-Employment Benefit	0.0	0.0	0.0	0.0
Cessation of exercise of the position	0.0	0.0	0.0	0.0
Share-based compensation, including options	9,068.6	16,349.5	0.0	25,418.1
Observations:

    In accordance with CIRCULAR LETTER CVM/SEP/2023, the number of remunerated members of each corporate board was calculated according to the annual average of the number of remunerated members of each board calculated on a monthly basis, to two decimal places.

		N/A	N/A
Total Compensation	15,911.62	52,418.93	615.6	68,946.13

    For 2023, the global compensation paid out was lower than the amount approved at the Company´s annual general shareholders meeting held on April 26, 2023.  The main reason for this is because of the Company’s overall performance, reflected in the Company’s share-based compensation, which resulted in lower-than-expected outcomes due to unmet performance metrics.

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Total compensation for the Fiscal Year ended on 12/31/2022 - Annual Amounts (BRL000’s)
Board of Directors		Statutory Officers	Fiscal Council	Total
Total number of members	12.50	5.67	3.00	21.17
Number of compensated members	12.50	4.67	3.00	20.17
Annual Fixed Compensation
Salary or Management Fee	10,821.4	7,949.8	490.5	19,261.7
Direct and Indirect Benefits	403.1	1,311.7	0.0	1,714.8
Participation in Committees	762.3	0.0	0.0	762.3
Others	46,384.9	1,135.5	0.0	47,520.4
Description of other fixed compensation	Includes Exit Package Terms	Includes Exit Package Terms
Variable Compensation
Bonus	8,385.0	0.0	0.0	8,385.0
Profit Sharing	0.0	7,702.6	0.0	7,702.6
Participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation	Includes Bonus / Termination Bonus		0.0	0.0
Other compensation benefits
Post-Employment Benefit	0.0	0.0	0.0	0.0
Cessation of exercise of the position	0.0	0.0	0.0	0.0
Share-based compensation, including options	99,639.0	14,465.6	0.0	114,104.6
Observations:

    In accordance with CIRCULAR LETTER CVM/SEP/2022, the number of remunerated members of each corporate board was calculated according to the annual average of the number of remunerated members of each board calculated on a monthly basis, to two decimal places.

    In accordance with CIRCULAR LETTER CVM/SEP/2022, the number of remunerated members of each corporate board was calculated according to the annual average of the number of remunerated members of each board calculated on a monthly basis, to two decimal places.

			N/A
Total Compensation	166,395.7	32,565.3	490.5	199,451.5
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Total compensation for the Fiscal Year ended on 12/31/2021 - Annual Amounts
	Board of Directors	Statutory Officers	Fiscal Council	Total
Total number of members	12.75	6.00	1.00	19.75
Number of compensated members	12.75	5.00	1.00	18.75
Annual Fixed Compensation
Salary or Management Fee	11,394,500.0	6,750,100.0	117,300.0	18,261,900.0
Direct and Indirect Benefits	344,700.0	851,400.0	0.0	1,196,100.0
Participation in Committees	744,300.0	0.0	0.0	744,300.0
Others	0.0	1,531,100.00	0.0	1,531,100.0
Description of other fixed compensation	0.0	Indemnity to be paid to Statutory Officer, required by Law	0.0	0.0
Variable Compensation
Bonus	4,917,300.0	0.0	0.0	4,917,300.00
Profit Sharing	0.0	3,886,600.0	0.0	3,886,600.0
Participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation	0.0	0.0	0.0	0.0
Other compensation benefits
Post-Employment Benefit	0.0	0.0	0.0	0.0
Cessation of exercise of the position	0.0	2,245,700.0	0.0	2,245,700.0
Share-based compensation, including options	66,074,100.0	10,600,200.0	0.0	76,674,300.0
Observations:

    In accordance with CIRCULAR LETTER CVM/SEP/No.1/2021, the number of remunerated members of each corporate board was calculated according to the annual average of the number of remunerated members of each board calculated on a monthly basis, to two decimal places.

		N/A	N/A
Total Compensation	83,474,900.0	25,865,100.0	117,300.0	109,457,300.0

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    8.3.             Variable compensation of the last 3 fiscal years and foreseen for the current fiscal year for the Board of Directors, Statutory Officers and Fiscal Council

Estimated Variable compensation for the current fiscal year ending on 12/31/2024 Annual Values (BRL 000’s)
Board of Directors		Statutory Officers	Fiscal Council	Total
Total number of members	9.00	5.00	0.00	14.00
Number of compensated members	9.00	4.00	0.00	13.00
Bonus
Minimum amount set forth in the compensation plan	0.0	0.0	0.0	0.0
Maximum amount set forth in the compensation plan	0.0	0.0	0.0	0.0
Amount provided for in the compensation plan if goals are met	0.0	0.0	0.0	0.0
Profit Sharing
Minimum amount set forth in the compensation plan	0.0	8,114.5	0	8,114.5
Maximum amount set forth in the compensation plan	0.0	16,229.1	0	16,229.1
Amount provided for in the compensation plan if goals are met	0.0	10,819.4	0	10,819.4

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Variable compensation for the Fiscal Year Ended on 12/31/2023- Annual Values (BRL 000’s)
Board of Directors		Statutory Officers	Fiscal Council	Total
Total number of members	10.17	5.00	3.00	18.17
Number of compensated members	10.17	4.00	3.00	17.17
Bonus
Minimum amount set forth in the compensation plan	0.0	0	0	0.0
Maximum amount set forth in the compensation plan	0.0	0	0	0.0
Amount provided for in the compensation plan if goals were met	0.0	0	0	0.0
Amount effectively recognized	0.0	0	0	0.0
Profit Sharing
Minimum amount set forth in the compensation plan	0.0	7,278.6	0	7,278.6
Maximum amount set forth in the compensation plan	0.0	14,557.1	0	14,557.1
Amount provided for in the compensation plan if goals were met	0.0	9,704.7	0	9,704.7
Amount effectively recognized	0	9,140.17	0	9,140.2

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Variable compensation for the Fiscal Year Ended on 12/31/2022- Annual Values (BRL 000’s)
Board of Directors		Statutory Officers	Fiscal Council	Total
Total number of members	12.50	5.67	3.00	21.17
Number of compensated members	1.00	4.67	3.00	8.67
Bonus
Minimum amount set forth in the compensation plan	8,271.8	0.0	0.0	8,271.8
Maximum amount set forth in the compensation plan	16,543.7	0.0	0.0	16,543.7
Amount provided for in the compensation plan if goals were met	11,029.1	0.0	0.0	11,029.1
Amount effectively recognized	10,062.0	0.0	0.0	10,062.0
Profit Sharing
Minimum amount set forth in the compensation plan	0.0	6,405.1	0.0	6,405.1
Maximum amount set forth in the compensation plan	0.0	12,810.2	0.0	12,810.2
Amount provided for in the compensation plan if goals were met	0.0	8,540.1	0.0	8,540.1
Amount effectively recognized	0.0	7,702.64	0.0	7,702.6

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Variable compensation for the Fiscal Year Ended on 12/31/2021 - Annual Values (BRL 000’s)
Board of Directors		Statutory Officers	Fiscal Council	Total
Total number of members	12.75	6.00	0.00	18.75
Number of compensated members	1.00	5.00	0.0	6.0
Bonus	1.0	0.0	0.0	1.0
Minimum amount set forth in the compensation plan	6,876.6	0.0	0.0	6,876.6
Maximum amount set forth in the compensation plan	13,753.2	0.0	0.0	13,753.2
Amount provided for in the compensation plan if goals were met	9,168.8	0.0	0.0	9,168.8
Amount effectively recognized	4,917.2	0.0	0.0	4,917.2
Profit Sharing	0.0	5	0.0	5
Minimum amount set forth in the compensation plan	0.0	5,482.6	0.0	5,482.6
Maximum amount set forth in the compensation plan	0.0	10,965.2	0.0	10,965.2
Amount provided for in the compensation plan if goals were met	0.0	7,310.1	0.0	7,310.1
Amount effectively recognized	0.0	3,886.6	0.0	3,886.6

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    8.4.             Share-Based Compensation Plans for the Board of Directors and Statutory Officers in effect during the last fiscal year and planned for the current fiscal year

    Below is an executive summary of the Share-Based Compensation Programs (“Programs”). For further details of each program, see following pages.

Program	Plan	Type	Acquisition Schedule
2015 Share Option Program	2018 Plan 2019 Plan	Options Options	4 years(0;1/3;1/3;1/3) 4 years(0;1/3;1/3;1/3)
2017 Strategy Acceleration Program	2017 Plan 2018 Plan Plan 2019	Options Options Options	5 years (0;0;0;1/2;1/2) 5 years (0;0;0;1/2;1/2) 5 years (0;0;0;1/2;1/2)

2017 Restricted Shares Programs	2019 Plan	RSU	3 years (0; 1/2;1/2)
2019 Long-Term Incentive Program

	2021 Plan	PSU	Total acquisition in the 3rd year
	2021 Plan	Options	4 years (0; 0; 1/2; 1/2)
	2021 Plan	RSU	3 years (1/3;1/3;1/3)
	2022 Plan	PSU	Total acquisition in the 3rd year
	2022 Plan	RSU	4 years (0; 0; 1/2; 1/2)
	2022 Plan	RSU	Total acquisition on grant date
	2022 Plan	RSU	3 years (1/3;1/3;1/3)
	2023 Plan	PSU	Total acquisition in the 3rd year
	2023 Plan	RSU	3 years (1/3;1/3;1/3)
	2023 Plan	RSU	3 years (0; 1/2; 1/2)
Co-investment	2021 Plan	RSU	3 years (1/3;1/3;1/3)
Program
	2022 Plan	RSU	3 years (1/3;1/3;1/3)
	2023 Plan	RSU	3 years (1/3;1/3;1/3)

    Notwithstanding the existence of the Programs described above, since 2020, shares and options have been granted only under the Long-Term Incentive Program (“LTIP”) and the Co-Investment Program. However, there are still open grants relating to the Share-Based Compensation Programs approved between 2015 and 2017.

    The Company included the description of the 2015 SOP and the 2015 and 2017 Strategy Acceleration Shares Option or Subscription Award Programs (“2015 Acceleration Program”, “2017 Acceleration Program” and together, “Acceleration Programs”) in this and subsequent items of this Reference Form strictly to comply with CVM rules. The 2015 SOP and the Acceleration Programs are not characterized as “compensation”, for any purposes, since they constitute a mercantile and onerous contract between the parties.

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      general terms and conditions

    All long-term incentive programs are administered by the Board of Directors, who is fully empowered to organize and manage these programs, supported by the People Committee, and can at any time establish rules applicable to situations not addressed in the program, provided that it does not negatively affect any rights or obligations without the prior consent of the beneficiary.

    The Company has the following long term incentive programs in place:

    1) 2015 Common Shares Option Award or Subscription Program (“2015 SOP”).

    The 2015 SOP is a program to award options to purchase or subscribe for shares of common stock issued by the Company directed to eligible employees as provided in such program.

    2) 2015 and 2017 Restricted Shares Programs (“2015 Restricted Shares Program” and “2017 Restricted Shares Program” and together, “Restricted Shares Programs”).

      The 2015 Restricted Shares Program is a program for a group of eligible executives and employees, as determined by the Board of Directors, consists of the award of shares of the Company's common shares, up to an annual limit of 0.20% of the Company's total capital stock.
      The 2017 Restricted Shares Program consists of the award of shares of the Company's common shares to a group of eligible executives and employees, as determined by the Board of Directors, up to the annual limit of 0.10% of the total capital of the Company.

    3) 2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration (the Company has not granted shares or options in connection with this program since 2020):

      The 2015 Acceleration Program consists of the free granting of options to purchase or subscribe common shares of the Company to a restricted group of Brazilian or foreign executives and employees, as determined by the Board of Directors.
      The 2017 Acceleration Program consists of the free granting of options to purchase or subscribe common shares of the Company to a restricted group of Brazilian or foreign executives and employees, as determined by the Board of Directors.

    4) 2019 Long-Term Incentive Program ("LTIP")

    2019 Long-Term Incentive Program: The Long-Term Incentive Program was approved in 2019. Consists of the granting of performance awards or options of the Company, to a selected group of executives and employees of the Company and its subsidiaries, as determined by the Board of Directors (“Long-Term Incentive Program”).

    5) 2019 Co-Investment Program ("Co-Investment Program").

    The Co-Investment Program consists of the award of shares or options of the Company to a selected group of executives and employees of the Company and its subsidiaries, as determined by the Board of Directors.

    Since 2020, shares and options have only been granted under the 2019 Long-Term Incentive Program and the 2019 Co-Investment Program.

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    b. approval date and responsible body

    The Programs described in item (a) were approved within its subsidiary, Natura Cosméticos S.A. (“Natura Cosméticos”) and migrated to the Company at an Extraordinary General Meeting held on December 13, 2019.

    Below are the dates of approval of the Programs under Natura Cosméticos:

    (i)           2015 SOP: approved at the extraordinary general meeting of Natura Cosméticos on February 6, 2015, and added at an extraordinary general meeting held on April 12, 2019;

    (ii)          2015 Restricted Shares Program: approved at the extraordinary general meeting of Natura Cosméticos on February 6, 2015;

    (iii)         2015 Acceleration Program: approved at the extraordinary general meeting of Natura Cosméticos on July 27, 2015;

    (iv)         2017 Restricted Shares Program: approved at the extraordinary general meeting of Natura Cosméticos on November 30, 2017 and added at an extraordinary general meeting held on April 12, 2019;

    (v)          2017 Acceleration Program: approved at the extraordinary general meeting of Natura Cosméticos on November 30, 2017;

    (vi)         Co-Investment Program: approved at the extraordinary general meeting of Natura Cosméticos on April 12, 2019; and

    (vii)        LTIP: replacing the program originally approved at the extraordinary general meeting of Natura Cosméticos held on April 12, 2019.

    All Programs are managed by the Board of Directors, which has full powers to organize and manage these programs, relying on the support of the People Committee, and may, at any time, establish the rules applicable to situations not addressed in the program, provided that they do not adversely affect any rights or obligations without the consent of the beneficiary.

    For each Program, specific Plans were approved, as per the table highlighted in item 8.4 of this Form. On December 10, 2021, a Board of Directors' Meeting was held deliberating and approving, under the LTIP, the exceptional LTIP Plan for Talent Award 2021, and re-ratifying the terms and conditions of the following plans, also under the LTIP, in order to adjust certain topics relating to their respective grants:

    (i)           2019 Long-Term Incentive Plan;

    (ii)          2020 Long-Term Incentive Plan;

    (iii)         2021 Long-Term Incentive Plan

    (iv)          Long-Term Incentive Plan - Award to Employees and Management - 2021

    (v)           Long-Term Incentive Plan - Special Award - 2021.

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    c. maximum number of covered shares

    The total number of covered shares is defined in each of the programs of the Company, as described below:

    (i)SOP 2015: In this program, the maximum number of Options that may be annually granted shall be limited to 0.55% of the shares that represent the total capital of the Company. Accordingly, the total number of non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 3.35% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or that can be issued pursuant to the Plan is always within the limit of the authorized capital of the Company.

    (ii)2015 Restricted Shares Programs: award of common shares of the Company, up to the annual limit of 0.20% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.65% of that capital.

    (iii)2017 Restricted Shares Programs: award of common shares of the Company, up to the annual limit of 0.10% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.50% of that capital.

    (iv)2015 Acceleration Program: the maximum number of Options that may be granted shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of shares issued or that can be issued pursuant to each plan is always within the limit of the authorized capital of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

    (v)2017 Acceleration Program: the maximum number of Options that may be granted shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of shares issued or that can be issued pursuant to each plan is always within the limit of the authorized capital of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

    (vi)2019 Co-investment Program and LTIP: the total number of new Shares and treasury Shares in relation to which there may be non-exercisable Awards at any time pursuant to the Long-Term Incentive Program and to the Co-investment Program, plus the total number of new Shares and treasury Shares used for liquidation of the awards under the terms of the Program and of the LTIP, shall not exceed 5% of the total capital of the Company from time to time.

    d. the maximum number of options to be awarded

     See the provisions of item (c) above.

89

     e. the conditions for acquisition of shares

     Since 2020, shares and options are granted only under the LTIP and the Co-Investment Program, and therefore the conditions for acquiring shares under the other Programs are not described in this document. Under both Programs, the Board of Directors is responsible     for  approving the award of both options and conditional awards or restricted shares, as applicable, to be distributed among the chosen participants, as described below:

    (i)         LTIP: The awards may be subject to performance conditions, to be defined by the Board of Directors with each award. Performance conditions may be changed after award, provided that (i) there has been an event that causes the Board to consider it appropriate to change the performance conditions; (ii) the changed performance condition is not materially more or less difficult to meet than the original performance condition if the relevant event had not occurred; and (iii) the Board acts in a fair and reasonable manner upon making such change. In addition, each participant must sign a private instrument of award, expressly adhering to the program and stating that it is aware of all its conditions and restrictions.

    (ii)         Co-Investment Program:  The evaluation of the options or restricted shares to be awarded to the participants is made as follows, highlighting that each participant must sign a private instrument of award, expressly adhering to the program and stating that he/she is aware of all its conditions and restrictions.

    ✓         Participants in the Program may opt for receiving a maximum percentage (to be defined by the Board of Directors) of their annual bonus or profit sharing (“Investment Amount”) in Conditional Awards or Options, according to the approved plan;

    ✓         The number of Shares that will be received by Participant will correspond to the Investment Amount divided by the Fair Value (defined in the program), rounded to the closer whole number; and

    ✓          For each share received, the Company will award one matching award to the participant.

     f. criteria to determine the purchase price or exercise

      Since 2020, shares and options are granted only under the LTIP and the Co-Investment Program, and therefore the criteria for setting the acquisition or exercise price for the other Programs are not described herein.

    (i)           LTIP: The Options will cost BRL 0.01 per Share for Participant. The Conditional Awards will have no cost for Participant or, if necessary, in accordance with the applicable legislation, will cost BRL 0.01 per Share.

    (ii)          Co-Investment Program: The Matching Awards, if structured as Options, will cost BRL

     0.01 per Share for Participant. If structured as Conditional Awards, they will have no cost for Participant or, if necessary, in accordance with the applicable legislation, will cost BRL 0.01 per Share.

90

     g. the acquisition or exercise term criteria

      Since 2020, shares and options are awarded only under the LTIP and the Co-Investment Program, and therefore the criteria for setting the acquisition or exercise price for the other Programs are not described herein.

    (i)        LTIP: the Award will become exercisable to the extent the Participant remains continuously connected to the concerned Company, or its subsidiaries, as manager or employee, except for occasional dismissal rules regarding the Participant or special situations (change of control and other events) established in the Program, during the period from the granting date up to the dates below. If the Award is an Option, except as otherwise defined by the Board of Directors, the term for the exercise of an Award will be of 30 days after the Option becomes exercisable. For the awards to be performed in 2020, the vesting term may be suspended if Participant requests a non-paid leave, being resumed after his/her return to the Company.

    ✓         The 3rd anniversary of the granting date; and

    ✓          If the award is subject to performance conditions or other conditions, the date on which the Board of Directors determines that such conditions were complied with.

    (ii)          2019 Co-Investment Program: the award will become exercisable to the extent that the participant remains an administrator or employee of the Company or its subsidiaries, subject to any rules for the participant’s termination or special situations (change of control and other events) established in the program. Each Award will be divided into three tranches (“Tranche”), and the first and second Tranches will correspond to one third of the total number of Shares connected to an Award each, and the third Tranche will correspond to the balance of the Shares in the referred to Award. The Tranches will become exercisable within the following terms: If the Award is an Option, except as otherwise defined by the Board of Directors, the term for the exercise of an Award will be of 30 days after the Option becomes exercisable. For the awards to be performed in 2020, the Vesting term may be suspended if Participant requests a non-paid leave, being resumed after his/her return to the Company.

    ✓           On the first anniversary of the award, for the first Tranche;

    ✓           On the second anniversary of the award, for the second Tranche; and

    ✓           On the third anniversary of the award, for the third Tranche.

            h. the form of liquidation

    Since 2020, shares and options are awarded only under the LTIP and the Co-Investment Program, and therefore the conditions for acquiring shares under the other Programs are not described in this document. For the Long-Term Incentive Program and the Co-investment Program, with the purpose of satisfying an award under the terms of the Program, the Company, subject to the applicable law and regulations, may: (i) issue new Shares; (ii) transfer treasury shares; (iii) transfer shares in an "employee benefit trust"; or (iv) register depositary receipts linked to Shares.

91

            i. restrictions to the transfer of shares

    Since 2020, shares and options are award only under the LTIP and the Co-Investment Program, and therefore the conditions for acquiring shares under the other Programs are not described in this document.

    In the Co-investment Program, except in the event of dismissal, the Shares object of the Investment Award may not be transferred until occurrence of Vesting and liquidation of the Options or Conditional Awards of the Matching Award. Any attempt of transfer of the Investment Awards will result in the expiry of the corresponding Matching Award.

            j. the criteria and events that, if verified, will entail the suspension, change, or extinction of the plan

    It is up to the General Meeting to approve and, therefore, also to change, suspend or terminate certain Programs. Each and every change in the programs, proposed by the Board of Directors, shall be submitted to the approval of the General Meeting and once approved, it can only reach the share call options to be awarded. The occurrence of factors that cause serious change in the economic scenario and that compromise our financial situation is among the causes that may generate the change or extinction of said programs.

    For the LTIP and for the Co-investment Program, any significant change in the case law and in the tax, labor, social-security laws and regulations and laws and regulations related to capital markets applicable to long-term incentive programs may result in the partial or full review of the Program, or even in its suspension or termination.

            k. the effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

    The cases of Dismissal of Participants shall be treated as follows:

    (i)          SOP 2015:

    ✓           Dismissal for cause or at his own request: non-vested options will be canceled, and non- vested options that have not yet been exercised may not be exercised and will be canceled.

    ✓          Dismissal without cause: non-vested options will be reduced proportionately, and the calculation will take into account the period between the award date and the date of dismissal, in relation to the option vesting period. Such Non-Vested Options will become Vested Options on the date when they would be exercisable pursuant to the SOP 2015 and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the shares. As for vested options, but which have not yet been exercised, can be exercised within at most thirty (30) days from the dismissal or from the date when the blocked period ends, if the dismissal occurs during a period blocked for negotiation of the Shares.

92

    ✓Withdrawal immediately after retirement due to time and/or age: non-vested options will be reduced proportionately, so that the calculation will take into account the period between the award date and the withdrawal date, in relation to the options             vesting period. Such non-vested options will become vested options on the date when they would be exercisable pursuant to the SOP 2015 and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the             Dismissal occurs during a period blocked for negotiation of the Shares. This situation is conditioned to the approval, by the National Institute of Social Security (INSS), of the retirement request presented by the participant or to the approval of an         equivalent measure, in case the participant is not a Brazilian resident. As for vested options, but which have not yet been exercised, they can be exercised within at most ninety (90) days from the date on which the blocked period ends, if the dismissal       occurs during the period blocked for shares trading. The exercise due to dismissal immediately after retirement for time of service or age is conditioned to award by the National Social Security Institute - INSS of the retirement request made by the     Participant, or to award of an equivalent provision if the Participant does not reside in Brazil.

    ✓           Dismissal due to permanent disability: non-vested options and vested options, but which have not yet been exercised, can be exercised within one hundred and eighty (180) days from the termination of the employment agreement due to the granting of   retirement due to permanent disability, by the Participant or his/her legal representative (trustee), upon the presentation to the Company of the relevant proof of granting of retirement due to permanent disability issued by INSS - National Social Security   Institute, or a similar document in case the Participant does not reside in Brazil, and consequent termination of the employment agreement.

    ✓          Dismissal due to the participant's death: non-vested options and vested options, but which have not yet been exercised, can be exercised after the death of the Participant, upon the presentation to the Company of the appropriate documentation of the   Participant’s probate, within one hundred and eighty (180) days from the appointment of the executor by the court, provided that the probate proceedings have been started within 6 months from the date of the Participant’s death.

    (ii)           2015 Restricted Shares Programs

    ✓           Termination for cause or at his request: the restricted shares not fully vested will be automatically canceled, automatically. The Board of Directors may, at its discretion, decide differently from the provisions of the program with respect to one or more   participants.

    ✓           Dismissal due to permanent disability retirement: the restricted shares not fully vested may be fully acquired by the participant or his/her legal representative (trustee) within one hundred and eighty (180) days after the termination of the employment   contract. In this case, the competent proof of permanent disability retirement issued by the INSS

    - National Institute of Social Security, or similar document, in the case of a participant who is not resident in Brazil, must be presented to the Company. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

    ✓            Dismissal due to death: In case of dismissal due to the death of the Participant, the

     Restricted Shares not fully vested can be fully acquired after the death of the Participant, upon the presentation to the Company of the appropriate documentation of the Participant’s probate, within one hundred and eighty (180) days from the   appointment of the executor by the court, provided that the probate proceedings have been started within 6 months from the date of the Participant’s death, regardless of the term established. The Board of Directors may, at its exclusive discretion, extend   the terms mentioned above.

    ✓            Dismissal without cause and dismissal immediately after retirement for time of service and/or age: the restricted shares that have not been fully vested will be reduced proportionally, based on the period elapsed between the grant date and the dismissal   date, in relation to the deadlines set forth in the program. Such restricted shares not fully vested will become fully acquired on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days   or   90 days from the date when the blocked period ends, if the dismissal occurs during a period blocked for negotiation of the Shares.

93

    (iii)         2017 Restricted Shares Programs

    ✓            Dismissal for cause or at his/her request: the restricted shares not fully vested shall be automatically canceled, by operation of law, regardless of prior notice or notification, and without any right to compensation.

    ✓           Dismissal without cause or by the participant’s own initiative due to just cause motivated by the Company: any restricted shares that have been specifically awarded as part of incentive packages for hiring by the Company (sign-on incentives) shall be   fully acquired by the Participant; and any restricted shares that have been awarded in addition to the restricted shares awarded as sign-on incentives shall be proportionally calculated and transferred to the participant, considering the granting date and   the  dismissal date.

    ✓            The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

    (iv)          2015 Acceleration Program

    ✓             Dismissal for cause or at your request: non-vested options and vested options that have not been exercised will be canceled.

    ✓             Dismissal without cause before the third anniversary of the granting date: options will be canceled.

    ✓             Dismissal without cause after the third anniversary of the granting date: Board of Directors may, in its sole discretion, determine that the Participant may keep part of his/her options and, in such case, the conditions will be determined by the Board of        Directors.

    ✓             Dismissal immediately after retirement due to time and/or age: non-vested options will be canceled and vested options, but which have not yet been exercised, may be exercised within 90 days from the date of dismissal or from the date on which the        block period ends, if the dismissal occurs in a period blocked for trading in the Shares. The ninety (90)-day term for the exercise due to retirement for time of service and/or age is counted from the date of award by the National Social Security Institute     -  INSS of the

      retirement request made by the Participant, or upon award of equivalent provision if the Participant does not reside in Brazil. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

    ✓             Dismissal due to permanent disability: Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised within at most one hundred and eighty (180) days from the Dismissal or from the date when the blocked period        ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The one hundred and eighty (180)-day term for the exercise due to permanent disability is counted from the date of issue by the National Social Security Institute -            INSS   of the relevant proof of award of retirement due to permanent disability presented to the Company by the Participant or by his/her legal representative, or the issue of a similar document, if the Participant does not reside in Brazil. The Board of      Directors   may, at its exclusive discretion, extend the terms mentioned above.

    ✓           Dismissal due to death: Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised after the death of the Participant within at most one hundred and eighty (180) days from the appointment of the executor by the   Court, provided that the probate proceedings have been started within six months from the date of the Participant’s death. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

    ✓             In the events provided for in items (b) and (c) above, the Non-Vested Options will be proportionally reduced, based on the period from the Granting Date to the Date of Dismissal in relation to the Vesting Term of the Options. Such Non-Vested Options   will become Vested Options on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked   for negotiation of the Shares.

94

    (v)           2017 Acceleration Program:

    ✓             Dismissal for cause: non-vested options will be canceled, and non-vested options that have not yet been exercised may not be exercised and will be canceled.

    ✓             In case of Disconnection without just cause or by the Participant's own initiative due to just cause motivated by the Company: any options that have been specifically awarded to participant as a part of incentive packages for his/her contracting by the        Company (sign-on incentives), whether they are Vested or Non-Vested, will become exercisable by Participant in full for a term of one (1) year counted as from the Date of Dismissal; and

    ✓             Any options that have been awarded in addition to the options awarded under the sign- on incentives above and that are still non-vested options on the date of dismissal will be treated as follows: (a) 1/3 of the non-vested options awarded in the year           prior to the termination date, (b) 2/3 of the non-vested options awarded in the second year prior to the termination date, and (c) 3/3 of the non-vested options awarded in the third and fourth years prior to the termination date will become exercisable by     he participant in full for a period of one (1) year from the termination date.

    ✓              The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

    (vi)            LTIP and Co-Investment Program

    ✓               If a dismissal occurs prior to the normal vesting date of an award because of one of the events described below, the award will be exercisable on the normal vesting date, unless the reason for the award is death (or other, in the discretion of the board),        in which case such award will be exercisable on the early vesting date. Unless the board provides otherwise, awards will be subject to a pro rata reduction in the number of shares granted based on the period beginning on the grant date and ending on        the date of withdrawal related to the normal vesting period of the tranche.

        a.       Death of the Participant.

        b.       Illness or disability (evidenced as the Board may deem satisfactory).

        c.       At the age of contractual retirement or when achieving eligibility for retirement for time of service (in both cases, only if such concepts are applicable in accordance with the local laws); otherwise, by the approval of the Board, at its discretion.

        d.        redundancy of Participant, such as part of a redundancy program that results in the redundancy of nine or more employees and/or managers as deemed satisfactory by the Board, and if such concept is applicable under the terms of the relevant             local laws.

        e.        The connection or office of the participant is either with an entity that is no longer a member of the Natura &Co Group or relates to a business or part of a business that is transferred or sold to another company other than a member of the                     Company Group; or

        f.        in any other events in which the Board determines that this Rule must be applied in relation to the award.

95

    8.5. Share-based compensation in the form of shares options recognized in the result of the last 3 fiscal years and the expected compensation for the current fiscal year for the Board of Directors and Statutory Officers

    Amounts estimated for the 2024 fiscal year. The table below refers to the estimate of grants to be made in 2024.

Shares-Based Compensation in the Form of Shares Options Forecast for the current fiscal year ending 12/31/2024
	Board of Directors	Statutory Officers
Total number of members	9.00	5
Number of compensated members	0	3
Weighted average price of exercise
Outstanding options at the beginning of the fiscal yearo	-	524,176
Options forfeited and expired during the fiscal year (*)	-	12,504
Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	-	0.04%

    (*) In relation to the options lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on December 31, 2024, taking into account the variation presented in the last years.

Shares-Based Compensation in the Form of Shares Options Forecast for the current fiscal year ending 12/31/2023
	Board of Directors	Statutory Officers
Total number of members	10.17	5
Number of compensated members	0	3
Weighted average price of exercise
Outstanding options at the beginning of the fiscal year	-	524,176
Options forfeited and expired during the fiscal year (*)	-	0
Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	-	0.04%

Shares-Based Compensation in the Form of Shares Options Fiscal year ending on 12/31/2022
	Board of Directors	Statutory Officers
Total number of members	12.5	5.67
Number of compensated members	1	4
Weighted average price of exercise
Outstanding options at the beginning of the fiscal year	6,150,000	2,488,735
Options forfeited and expired during the fiscal year (*)	-	1,100,000
Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0.44%	0.18%

96

Shares-Based Compensation in the Form of Shares Options Fiscal year ending on 12/31/2021
	Board of Directors	Statutory Officers
Total number of members	12.75	6
Number of compensated members	1	5
Weighted average price of exercise
Outstanding options at the beginning of the fiscal year	5,700,000	891,342
Options forfeited and expired during the fiscal year	-	-
Options exercised during the fiscal year	-	102,616
Potential dilution in case of exercise of all outstanding options	0.45%	0.18%

97

    8.6. Shares Option Awards made in the last 3 fiscal years and expected for the current fiscal year, from the Board of Directors and Statutory Officers

Fiscal Year ending 12/31/2024

    The Company clarifies that it will not grant stock options in the fiscal year to be ended on December 31, 2024.

Fiscal Year ending 12/31/2023

    There were no options granted in 2023.

Fiscal Year ending 12/31/2022

    There were no options granted in 2022.

Fiscal Year ending 12/31/2021

Statutory Officers
Total Number of Members	6
Number of compensated members	3	1
Shares Call Options Award	2019 LTIP Program 2021 Plan (Exceptional)	2019 LTIP Program 2021 Plan (Sign-On)
Grant date	17-Dec-2021	31-Mar-2021
Quantity of options awarded	600,000	1,100,000
Term required in order to exercise the options	17-Dec-2024 17-Dec-2025	31-Mar-2025 31-Mar-2026
Maximum term for exercise of the options	17-Dec-2031	31-Mar-2031
Term of restriction on the transfer of shares received as a result of the exercise of options	N/A	N/A
Fair option value on the date of award	17.87	29.45
Multiplication of the number of shares awarded by the fair value of the options on the date of award	10,722,000	32,395,000

98

Board of Directors
Total Number of Members	13
Number of compensated members	1
Shares Call Options Award	2019 LTIP Program 2021 Plan (Exceptional)
Grant date	17-Dec-2021
Quantity of options awarded	450,000
Term required in order to exercise the options	17-Dec-2024 17-Dec-2025
Maximum term for exercise of the options	17-Dec-2031
Term of restriction on the transfer of shares received as a result of the exercise of options	N/A
Fair option value on the date of award	17.87
Multiplication of the number of shares awarded by the fair value of the options on the date of award	8,041,500

99

    8.7. Outstanding options held by the board of directors and the Statutory Officers at the end of the last fiscal year:

Statutory Officers
Total Number of Members	5
Number of compensated members	2	2
As for non-vested options	2015 SOP Program 2019 Plan	2019 LTIP Program 2021 Plan (Exceptional)
Quantity	0	400,000
Vesting date	-	17-Dec-2024 17-Dec-2025
Maximum term for exercise of the Options	-	17-Dec-2031
Lock-up period for transfer of shares	N/A	N/A
Weighted average price of exercise	23.41	27.28
Fair value of the Options on the last day of the fiscal year	2.28	6.605
As for vested options	-	-
Quantity	69,160	0
Maximum term for exercise of the Options	20-Mar-2027	N/A
Lock-up period for transfer of shares	N/A	N/A
Weighted average price of exercise	23.41	N/A
Fair value of the Options on the last day of the fiscal year	2.28	6.605
Fair value of total Options on the last day of the fiscal year	157,684	2,642,000

100

Board of Directors
Total Number of Members	9
Number of compensated members	-	-	-
As for non-vested options	-	-	-
Quantity	-	-	-
Vesting date	-	-	-
Maximum term for exercise of the Options	-	-	-
Lock-up period for transfer of shares	-	-	-
Weighted average price of exercise	-	-	-
Fair value of the Options on the last day of the fiscal year	-	-	-
As for vested options	-	-	-
Quantity	-	-	-
Maximum term for exercise of the Options	-	-	-
Lock-up period for transfer of shares	-	-	-
Weighted average price of exercise	-	-	-
Fair value of the Options on the last day of the fiscal year	-	-	-
Fair value of total Options on the last day of the fiscal year	-	-	-

101

    8.8. Options Exercised Relating to the Share-Based Compensation of the Board of Directors and Statutory Officers in the Last 3 Fiscal Years

Statutory Officers

    There were no options exercised by the Statutory Officers in 2022 and 2023.

Options exercised - Fiscal Year ended on 12/31/2021
Total number of members	5
Number of compensated members	1
Regarding Exercised Options	2015 SOP Program 2018 Plan	2015 SOP Program 2019 Plan
No. of shares	17,048	14,192
Weighted average price of exercise	16.83	23.41
Weighted average market price of the shares related to the options exercised	49.20	51.51
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	32.37	28.10

Board of Directors

    There were no options exercised by the Board of Directors in the last 3 fiscal years.

102

    8.9. Share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last 3 fiscal years and the one foreseen for the current fiscal year, of the Board of Directors and the Statutory                                 Officers

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Forecast for the Fiscal Year ending 12/31/2024
	Board of Directors	Statutory Officers
Total number of members	9	5
Number of compensated members	7	4
Potential dilution if all shares are granted to the beneficiaries	0.016%	0.016%

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Fiscal Year ending 12/31/2023
	Board of Directors	Statutory Officers
Total number of members	9	5
Number of compensated members	7	3
Potential dilution if all shares are granted to the beneficiaries	0.007%	0.01%

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Fiscal year ending on 12/31/2022
	Board of Directors	Statutory Officers
Total number of members	12.5	5.67
Number of compensated members	12.5	5.67
Potential dilution if all shares are granted to the beneficiaries	0.055%	0.01%

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Fiscal year ending on 12/31/2021
	Board of Directors	Statutory Officers
Total number of members	12.17	4.67
Number of compensated members	12.17	4.67
Potential dilution if all shares are granted to the beneficiaries	0.038%	0.0044%

103

    8.10. Shares granting made in the last 3 fiscal years and planned for the current fiscal year by the Board of Directors and Statutory Officers

Forecast for the current Fiscal Year to end on 12/31/2024

Statutory Officers
Total Number of Members	5
Number of compensated members	3	3	1
Shares Award	2019 CIP Program 2024 CIP Plan	2019 LTIP Program 2024 RSU	2019 LTIP Program 2024 RSU 2
Grant date	26-March-2024	26-March-2024	26-March-2024
Number of awarded shares	299,350	561,570	152,321
Deadline for the delivery of the shares	25-March-2024 24-March-2025 23-March-2026	26-March-2027	30-June-2025
Lock-up period for transfer of shares	N/A	N/A	N/A
Fair value of the shares on the granting date	16.49	16.49	16.49
Multiplication of the number of shares granted by the fair value of the shares on the granting date	4,936,282	9,260,289	2,511,773

Board of Directors
Total Number of Members	9
Number of compensated members	9
Shares Award	2024 RSU Board
Grant date	26-March-2024
Number of awarded shares	964,332
Deadline for the delivery of the shares	26-March-2025 26-March-2026 26-March-2027
Lock-up period for transfer of shares	N/A
Fair value of the shares on the granting date	16.49
Multiplication of the number of shares granted by the fair value of the shares on the granting date	15,901,835

104

Fiscal Year to end on 12/31/2023

Statutory Officers
Total Number of Members	3
Number of compensated members	3	3
Shares Award	2019 CIP Program 2023 CIP Plan	2019 LTIP Program 2023 PSU
Grant date	31-March-2023	31-March-2023
Number of awarded shares	298,068	257,984
Deadline for the delivery of the shares	25-March-2024 24-March-2025 23-March-2026	23-March-2026
Lock-up period for transfer of shares	N/A	N/A
Fair value of the shares on the granting date	11.20	11.20
Multiplication of the number of shares granted by the fair value of the shares on the granting date	3,338,361	2,889,420

Board of Directors
Total Number of Members	12
Number of compensated members	12
Shares Award	2019 LTIP Program 2023 RSU Board
Grant date	31-March-2023
Number of awarded shares	618,949
Deadline for the delivery of the shares	25-March-2024 24-March-2025 23-March-2026
Lock-up period for transfer of shares	N/A
Fair value of the shares on the granting date	11.20
Multiplication of the number of shares granted by the fair value of the shares on the granting date	6,932,228

105

Statutory Officers
Total Number of Members	5
Number of compensated members	5	5	1
Shares Award	2019 CIP Program 2022 CIP Plan	2019 LTIP Program 2022 PSU	2019 LTIP Program 2022 Sign-On RSU
Grant date	31-March-2022	31-March-2022	20-Sep-2022
Number of awarded shares	103,861	184,580	1,100,000
Deadline for the delivery of the shares	31-March-2023 31-March-2024 31-March-2025	31-March-2025	31-March-2025 31-March-2026
Lock-up period for transfer of shares	N/A	N/A	N/A
Fair value of the shares on the granting date	24.99	24.99	18.66
Multiplication of the number of shares granted by the fair value of the shares on the granting date	2,595,486	4,612,654	20,526,000

Board of Directors
Total Number of Members	13
Number of compensated members	1	1	12	1
Shares Award	2019 CIP Program 2022 CIP Plan	2019 LTIP Program 2022 PSU	2019 LTIP Program 2022 RSU Board	2019 LTIP Program 2022 CEO Sign-On RSU
Grant date	31-March-2022	31-March-2022	31-March-2022	24-Aug-2022
Number of awarded shares	476,100	956,500	331,458	63,800
Deadline for the delivery of the shares	31-March-2023 31-March-2024 31-March-2025	31-March-2025	31-March-2023 31-March-2024 31-March-2025	24-Aug-2022
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Fair value of the shares on the granting date	24.99	24.99	24.99	15.674
Multiplication of the number of shares granted by the fair value of the shares on the granting date	11,897,739	23,902,935	8,283,135	1,000,001

106

Fiscal Year ending 12/31/2021

Statutory Officers
Total Number of Members	5
Number of compensated members	4	5	3
Shares Award	2019 CIP Program 2021 CIP Plan	2019 LTIP Program 2021 PSU	2019 LTIP Program 2021 RSU Exceptional
Grant date	31-March-2021	31-March-2021	31-March-2021
Number of awarded shares	47,944	89,707	15,635
Deadline for the delivery of the shares	31-March-2022 31-March-2023 31-March-2024	31-March-2024	31-March-2022 31-March-2023 31-March-2024
Lock-up period for transfer of shares	N/A	N/A	N/A
Fair value of the shares on the granting date	48.98	48.98	48.98
Multiplication of the number of shares granted by the fair value of the shares on the granting date	2,348,297	4,393,848	765,802

Board of Directors
Total Number of Members	13
Number of compensated members	1	1	12
Shares Award	2019 CIP Program 2021 CIP Plan	2019 LTIP Program 2021 PSU	2019 LTIP Program 2021 RSU Board
Grant date	31-March-2021	31-March-2021	31-March-2021
Number of awarded shares	760,998	505,864	167,832
Deadline for the delivery of the shares	31-March-2022 31-March-2023 31-March-2024	31-March-2024	31-March-2022 31-March-2023 31-March-2024
Lock-up period for transfer of shares	N/A	N/A	N/A
Fair value of the shares on the granting date	48.98	48.98	48.98
Multiplication of the number of shares granted by the fair value of the shares on the granting date	37,273,682	24,777,218	8,220,411

107

    8.11.                                 Shares Delivered Related to the Share-Based Compensation of the Board of Directors and Statutory Officers

Statutory Officers
Total number of members	5
Number of compensated members	4
In relation to the shares delivered	2018 RSU Program 2019 Plan	2019 LTIP Program “PSU2020”	2019 CIP Program Plan “CIP2021”	2019 LTIP Program 2021 RSU Exceptional Plan	2019 LTIP Program 2021 RSU Board Plan
No. of shares	8,668	16,087	6,827	3,070	3,805
Weighted average price of exercise	N/A	N/A	N/A	N/A	N/A
Weighted average market price of the shares purchased	12.95	13.59	13.59	13.59	13.59
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	112,250	218,622	92,778	41,721	51,709

In relation to the shares delivered	2019 CIP Program Plan “CIP2022”	2019 LTIP Program 2022 RSU Board Plan
No. of shares	26,285	8,283
Weighted average price of exercise	N/A	N/A
Weighted average market price of the shares purchased	13.59	13.59
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	357,213	112,565

108

Board of Directors
Total number of members	9
Number of compensated members	7
In relation to the shares delivered	2019 LTIP Program 2021 RSU Board Plan	2019 LTIP Program 2022 RSU Board Plan
No. of shares	30,061	61,675
Weighted average price of exercise	N/A	N/A
Weighted average market price of the shares purchased	13.59	13.59
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	408,528	838,163

Statutory Officers
Total number of members	6
Number of compensated members	4
In relation to the shares delivered	2015 RSU Program 2018 Plan	2018 RSU Program 2019 Plan	2019 CIP Program Plan “CIP2020”	2019 CIP Program Plan “CIP2021”	2019 LTIP Program 2021 RSU Exceptional Plan
No. of shares	11,669	14,332	16,479	13,219	5,213
Weighted average price of exercise	N/A	N/A	N/A	N/A	N/A
Weighted average market price of the shares purchased	22.21	24.87	25.97	26.05	26.05
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	259,168	356,436	427,959	344,354	135,798

109

Board of Directors
Total number of members	13
Number of compensated members	13
In relation to the shares delivered	2018 RSU Program Plan “AR2019”	2019 CIP Program Plan “CIP2020”	2019 CIP Program Plan “CIP2021”	2019 LTIP Program 2021 RSU Board Plan	2019 LTIP Program 2022 CEO Sign-On RSU Plan
No. of shares	155,972	293,502	253,666	55,944	63,800
Weighted average price of exercise	N/A	N/A	N/A	N/A	N/A
Weighted average market price of the shares purchased	24.87	25.97	26.05	26.05	15.674
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	3,879,023	7,622,246	6,607,999	1,457,341	1,000,001

Statutory Officers
Total number of members	6
Number of compensated members	5
In relation to the shares delivered	2015 RSU Program Plan “AR2018”	2018 RSU Program Plan “AR2019”	2019 CIP Program Plan “CIP2020”
No. of shares	13,003	22,998	28,997
Weighted average price of exercise	N/A	N/A	N/A
Weighted average market price of the shares purchased	48.86	51.53	47.52
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	635,326	1,185,086	1,377,937

110

Board of Directors
Total number of members	13
Number of compensated members	1
In relation to the shares delivered	2015 RSU Program Plan “AR2018”	2018 RSU Program Plan “AR2019”	2019 CIP Program Plan “CIP2020”
No. of shares	73,872	155,972	293,504
Weighted average price of exercise	N/A	N/A	N/A
Weighted average market price of the shares purchased	48.86	51.53	47.52
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	3,609,385	8,037,237	13,947,310

111

          8.12 Information Required for Understanding the Data Disclosed in Items 8.5 to 8.11

Restricted Shares, Performance Shares and 2023 Shares Options
	Board of Directors	Statutory Officers
a) pricing model	Stochastic, Black-Scholes and Finnerty Models	Stochastic, Black-Scholes and Finnerty Models

    b)    data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

    Share Price US$*4.49, BRL 11.20

    Exercise price: US$0.00, BRL 0.01

    Estimated deadline: 1 to 3 years

    Risk-free interest rate: 11.69% to 12.93%

    Estimated dividend yield: 0%

    Estimated volatility: 48.64% to 57.70%

    Share Price US$*4.49, BRL 11.20

    Exercise price: US$0.00, BRL 0.01

    Estimated deadline: 1 to 3 years

    Risk-free interest rate: 11.69% to 12.93%

    Estimated dividend yield: 0%

    Estimated volatility: 48.64% to 57.70%

c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility

    period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.

    period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.

e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

    * US$ amounts relate to awards settled in ADRs as opposed to B3 shares.

112

Restricted Shares, Performance Shares and 2022 Shares Options
	Board of Directors	Statutory Officers
a) pricing model	Stochastic, Black-Scholes and Finnerty Models	Stochastic, Black-Scholes and Finnerty Models

    b)    data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

    Share Price US$*9.48, BRL 24.99, BRL 15.647

    Exercise price: US$0.00, BRL 0.01

    Estimated deadline: 1 to 3 years

    Risk-free interest rate: 12.30% to 13.27%

    Estimated dividend yield: 0%

    Estimated volatility: 42.09% to 50.39%

    Share Price US$*9.48, US$5.94, BRL 24.99

    Exercise price: US$0.00, BRL 0.01

    Estimated deadline: 1 to 3 years

    Risk-free interest rate: 12.30% to 13.27%

    Estimated dividend yield: 0%

    Estimated volatility: 42.09% to 50.39%

c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility

    period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.

    period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.

e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

113

Restricted Shares, Performance Shares and 2021 Shares Options
	Board of Directors	Statutory Officers
a) pricing model	Stochastic, Black-Scholes and Finnerty Models	Stochastic, Black-Scholes and Finnerty Models

    b)    data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

    Share Price US$*16.99, BRL 48.14, US$9.71

    Exercise price: US$0.00, BRL 0.01, US$16.99, US$9.70

    Estimated deadline: 1 to 7 years

    Risk-free interest rate: 0.07% to 7.84%

    Estimated dividend yield: 0%

    Estimated volatility: 39.55% to 58.71%

    Share Price BRL 48.14, BRL 27.96, US$16.99, US$9.70

    Exercise price: BRL 0.01, US$0.00, US$16.99, US$17.36, BRL 27.28, US$9.70, BRL 48.14

    Estimated deadline: 1 to 7.5 years

    Risk-free interest rate: 0.34% to 10.94%

    Estimated dividend yield: 0%

    Estimated volatility: 39.55% to 50.41%

c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility

    period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date

e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

2020 Strategy Restricted Shares, Performance Actions and Acceleration Plan
	Board of Directors	Statutory Officers
a) pricing model	Stochastic, Black-Scholes; Binomial	Stochastic, Black-Scholes; Binomial

    b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%.	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 820 days.	Standard deviation of the last 820 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

114

2019 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Statutory Officers
a) pricing model	Binomial	Binomial

    b)     data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	Volatility of approximately 38%; Dividend yield of 1.17%; Risk-free interest rate of 6.41% up to 8.78%.	Volatility of approximately 38%; Dividend yield of1.17%; Risk-free interest rate of 6.41% up to 8.78%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

2018 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Statutory Officers
a) pricing model	Binomial	Binomial

    b)     data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	Volatility of approximately 39%; Dividend yield of 2.31%; Risk-free interest rate of 6.17% up to 8.74%.	Volatility of approximately 39%; Dividend yield of 2.31%; Risk-free interest rate of 6.17% up to 8.74%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

2017 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Statutory Officers
a) pricing model	N/A	Binomial

    b)     data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	N/A	Volatility of approximately 41.9%; Dividend yield of 3.3%; Risk-free interest rate of 9.4 up to 9.6%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

115

2016 Shares Option and Restricted Shares Plan
	Board of Directors	Statutory Officers
a) pricing model	N/A	Binomial

    b)      data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	N/A	Volatility of approximately 37.2%; Dividend yield of 3.4%; Risk-free interest rate of 12.9 up to 13.2%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

Strategy Acceleration Program
	Board of Directors	Statutory Officers
a) pricing model	N/A	Binomial

    b)      data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	N/A	Volatility of approximately 39.4%; Dividend yield of4.6%; Risk-free interest rate of 11.5 up to 12.1%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

116

    8.13.             Number of shares, membership units (quotas) and other securities convertible into shares or quotas, issued in Brazil or abroad, issued by the issuer, its direct or indirect controlling shareholders, subsidiaries or companies under common control, held by members of the Board of Directors, Statutory Officers or Fiscal Council

Body	Common Shares
Board of Directors	143,492
Statutory Officers	1,055,511
Fiscal Council	0

    8.14.         Information Regarding the Social Security Plans Granted to the Members of the Board of Directors and to the Statutory Officers

	Board of Directors	Statutory Officers
Total number of members	9.00	5.00
Number of compensated members	0	3
Name of the plan	-	Avonprev (Sociedade de Previdência Privada), Natura &Co Group benefits plan
Number of managers who qualify for retirement	-	3
Conditions for early retirement	-	the conditions are: you must be at least 55 years old, you must have worked for the company for 3 years and your employment must have ended, and you can apply for the early retirement benefit.
The updated value of contributions accruing under the pension plan until the end of the latest fiscal year, minus the direct contributions made by the managers	-	15,046
Total accrued amount of contributions made during the last fiscal year, minus the contributions directly made by the managers	-	14581.15
If there is the possibility of early redemption and what the conditions are (**)	-	no, only after the end of the employment relationship. the company part needs to have at least 5 years of employment and no more contributions.

    (**) The redemption of the portability part of the company migrated from Itaú to Avonprev at the end of January 2024, can only be requested after the end of the employment relationship and if you have been with the company for at least 5 years. The employee will be able to request portability of their employee balance to Avonprev or keep their employee balance there at Itaú. If ported to Avonprev, the employee can request redemption at any time, with no waiting period and without losing the company share.

    (**) The redemption of total or partial portability of the accumulated balance may be made at any time, with reference to the employee's contributions, respecting the grace period of 60 days from the date of joining the benefit or the 60-day interval since the last redemption. When redeeming total or partial contributions, the employee loses the proportional amount of the company / matching.

117

    8.15.         Maximum, minimum and average individual compensation of The Board of Directors, of The Statutory Officers and of the Fiscal Council

	12/31/2023	Board of Directors 12/31/2022	12/31/2021	12/31/2023	Statutory Officers 12/31/2022	12/31/2021	12/31/2023	Fiscal Council 12/31/2022	12/31/2021
No. of members	10.17	12.50	12.75	5.00	5.67	6.00	3	3	1
Number of compensated members	10.17	12.50	12.75	4.00	4.67	5.00	3	3	1
Highest individual compensation value (Reais)	1,449.7	150,931.0	73,415.2	33,576.2	15,814.3	6,715.1	205.2	163.5	117.3
Lowest individual compensation value (Reais)	483.17	1,072.0	752.2	2202.98	2,186.6	1,806.0	205.2	163.5	117.3
Average individual compensation value (Reais)	1,564.56	13,311.65	6,547.1	13,104.73	6973.30	5,173.0	205.2	163.5	117.3

118

    Natura &Co CEO

    Under the new corporate governance structure approved by the shareholders on April 26th, 2023, the Natura &Co CEO is no longer the Executive Chairman of the Board of Directors. Hence, the Board of Director´s compensation for the 2023 fiscal year for the Board of Directors and the Statutory Officers assumed that as from May 2023 the Natura &Co CEO compensation will be recognized as part of the Statutory Officers’ compensation, rather than part of the Board of Directors’ compensation.

Statutory Officers
12/31/2023

    Managers who held office for less than 12 months were excluded from the minimum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

12/31/2022

    Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

    Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

Board of Directors
12/31/2023

    Managers who held office for less than 12 months were excluded from the minimum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

12/31/2022

    Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

    Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

    The highest compensation considers the combined position of Executive Chairman of the Board and Group CEO, whose structure and pay levels reflect specific market norms for the position.

Fiscal Council
12/31/2023

    Managers who held office for less than 12 months were excluded from the minimum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

12/31/2022

    Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

    Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations.

    The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

    Permanence in the position of the member with the highest compensation: 12 months.

119

    8.16.         Contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers and officers in the event of removal from office or retirement, including financial consequences for the Company.

    Within the scope of its activity, and based on the market practice, the Company negotiates confidentiality and non-compete agreements with members of its management in case of dismissals. Such agreements may establish a compensation to former Board of Director members or Statutory Officers for the assumed non-competition and confidentiality of information.

    Additionally, under the terms of the share-based compensation programs of the Company, in the events of dismissal or retirement, former Board of Director members or Statutory Officers may retain a portion, or all rights granted, according to the rules applicable to each program and referred to in item 8.4 of this Reference Form.

    Apart from the above, there are currently no pre-agreed mechanisms for compensating former Board of Director members or Statutory Officers specifically in the event of retirement or removal from office and there is no concrete expectation of any financial consequences for the Company.

    8.17.         Percentage of total compensation of each body recognized in the Company’s results referring to members of the Board of Directors, Statutory Officers and Fiscal Council who are related parties to the direct or indirect controlling shareholders, in relation to the last 3 fiscal years and the forecast for the current fiscal year.

	Board of Directors	Statutory Officers	Fiscal Council
Estimated Fiscal year ending 12/31/2024	12%	0%	0%
Fiscal year ending 12/31/2023	24%	0%	0%
Fiscal year ending 12/31/2022	2%	0%	0%
Fiscal year ending 12/31/2021	3%	0%	0%

    In 2022 and in previous years, the Company considered the Executive Chairman of the Board of Directors and Group CEO as a member of the Board of Directors when calculating compensation. Under the new corporate governance structure approved by the shareholders on April 26th, 2023, the Natura &Co CEO is no longer the Executive Chairman of the Board of Directors and Main Executive of the Group. Hence, the Board of Director´s compensation for the 2023 fiscal year for the Board of Directors and the Statutory Officers assumed that as from May 2023 the Natura &Co CEO compensation will be recognized as part of the Statutory Officers’ compensation, rather than part of the Board of Directors’ compensation. In addition, the Company now has a smaller number of Board of Directors members.

    8.18.         Amounts recognized in the Company's income statement as compensation of members of the Board of Directors, Statutory Officers or Fiscal Council, for any reason other than their position, such as commissions and consulting or advisory services, in relation to the last 3 fiscal years and the forecast for the current fiscal year.

    The Company has established subcommittees that report directly to the Audit Committee in order to advise it on specific issues and the development of business strategies, namely the Finance Subcommittee, the Information Security Subcommittee and the Internal Audit Subcommittee.

    In addition to their fixed compensation, until 2023, the Board of Directors’ members who participated in such subcommittees received an additional fixed compensation, paid in twelve monthly installments, the amount of which varies according to the functions (leadership or member) in each subcommittee. Since this is not a benefit received as a result of participation in the Board of Directors, these amounts are not included in the global compensation to be approved at the Annual General Shareholders Meeting. In 2024, as a consequence of the adjustments applied to the Board of Directors’ compensation, including for the members’ participation in advisory committees as leaders or members, the monthly payment for subcommittees participation was suppressed.

	Board of Directors	Statutory Officers	Fiscal Council
Fiscal year ending December 31, 2024	0	0	0
Fiscal year ended on December 31, 2023	101,113.92	0	0
Fiscal year ended on December 31, 2022	162,828.42	0	0
Fiscal year ended on December 31, 2021	252,610.10	0	0

120

    8.19.              Amounts recognized in the income statement of direct or indirect controlling shareholders, companies under common control and the issuer’s subsidiaries as compensation of members of the board of directors, statutory officers or the fiscal council, in relation to the past 3 fiscal years and the forecast for the current fiscal year.

    In the table below, the compensation amount refers to the compensation paid to one Statutory Officer of the Company, who receive for the position held in the issuer’s subsidiary, Avon Cosmetics Ltd. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the social security and governmental charges related to such compensation.

Forecast for the Current Fiscal Year 2024 - Other compensation received. Compensation received for position held in the issuer
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	42,062.4	0	42,062.4
Companies under Common Control	0	0	0	0

Fiscal year 2023 - Other compensations received. Compensation received for position held in the issuer
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	33,576.2	0	33,576.2
Companies under Common Control	0	0	0	0

Fiscal year 2022 - Other compensations received. Compensation received for position held in the issuer
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	15,814.3	0	15,814.3
Companies under Common Control	0	0	0	0

121

Fiscal year 2021 - Other compensations received. Compensation received for position held in the issuer
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	6,715.1	0	6,715.1
Companies under Common Control	0	0	0	0

Forecast for the Current Fiscal Year 2024 - Other compensation received.
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	20,827.3	0	20,827.3
Companies under Common Control	0	0	0	0

Fiscal year 2023 - Other compensations received.
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	20,060.5	0	20,060.5
Companies under Common Control	0	0	0	0

Fiscal year 2022 - Other compensations received.
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	13,164.14	0	13,164.14
Companies under Common Control	0	0	0	0

Fiscal year 2021 - Other compensations received.
	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	10,054.3	0	10,054.3
Companies under Common Control	0	0	0	0

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    8.20 - Other relevant information

    1)      Company’s Global Compensation:

    At the Company´s annual general shareholders meeting held on April 26, 2023, the shareholders approved the global compensation for the Board of Directors and Statutory Officers for the period between May 2023 and April 2024, in the total amount of up to R$77,810,117.47 (“2023 Approved Amount”).

    However, the actual expenditure amount for May 2023 to April 2024 was R$67,244,222.41, below the projected amount (“2023 Paid Amount”). This reduction was due to the following factors:

    Inflationary Adjustments: Forecasted and additional inflationary increases, typically factored into salary adjustments, were implemented earlier in the year. However, additional inflationary adjustments were not applied as projected.

    Foreign Exchange Fluctuations: Variations in foreign exchange rates throughout the year impacted actual payments made to Board of Directors and Statutory Officers, whose compensation is denominated in USD / GBP, compared to forecasts.

    Share Based Payments Discrepancies: Share based payments to Statutory Officers was lower than anticipated due to unmet performance metrics.

    Conversely, certain payments exceeded expectations due to exceptional corporate events such as the sale of Aesop and The Body Shop, along with ad-hoc incentives awarded to reflect these events.

    The comparison table below outlines:

    (i)            the global compensation approved by the Company’s shareholders at the Company´s annual general shareholders meeting held on April 26, 2023, for the period between May 2023 and April 2024:

    (ii)           the actual amounts paid as compensation for the period between May 2023 and April 2024; and

    (iii)          the proposed amount for the global compensation for the period between May 2024 and April 2025.

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    The Company´s proposal for global compensation for the period between May 2024 and April 2025 is R$82,422,812.14 (“2024 Proposed Amount”). This amount represents an increase of 5.93%, when compared to the 2023 Approved Amount.

    2)      Compensation differences between Reference Form and Financial Statements:

    It is important to mention that the compensation information contained in this item 8 of the Reference Form differs from the rubric Key Management Personnel Compensation as disclosed in the Company's Financial Statements. The latter is reported in accordance with the standards of the Brazilian Accounting Standards Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), whereas the Reference Form is prepared pursuant to CVM rules, which requires the disclosure of compensation solely for the Board of Directors, Statutory Officers and the Fiscal Council (when installed).

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    NATURA &CO HOLDING S.A.

    MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

    TO BE HELD ON APRIL 26, 2024

    EXHIBIT V

    Proposal for Amendment to the Bylaws and Comparative Chart

    Comparative Chart of the proposed amendments to the Bylaws of Natura &Co

Current wording of the Bylaws	Proposed changes to the Bylaws	Reason

    Article 5 – The Company’s share capital, fully subscribed and paid up, is R$12,697,194,064.43 (twelve billion, six hundred and ninety-seven million, one hundred and ninety-four thousand, sixty-four reais and forty-three centavos), divided into 1,383,152,570 one billion, three hundred and eighty-three million, one hundred and fifty-two thousand, five hundred and seventy registered common shares, with no par value.

    Article 5 - The Company’s share capital, fully subscribed and paid up, is ~~twelve billion, six hundred and ninety-seven million, one hundred and ninety-four thousand, sixty-four reais and forty-three centavos (BRL 12,697,194,064.43)~~ R$ 12,697,285,074.75 (twelve billion, six hundred and ninety-seven million, two hundred and eighty-five thousand, seventy-four reais and seventy-five cents), divided into ~~one billion, three hundred and eighty-three million, one hundred and fifty-two thousand, five hundred and seventy (1,383,152,570)~~ 1,386,848,066 (one billion, three hundred and eighty-six million, eight hundred and forty-eight thousand, and sixty-six) registered common shares without par value.

    The Company’s Management proposes updating the wording of article 5 of the Company’s Bylaws to reflect the current value of the share capital established at the Board of Directors’ Meeting held on October 10, 2023, of BRL 12,697,285,074.75, divided into 1,386,848,066 registered common shares, without par value, as a result of the exercise of options to purchase or subscribe to common shares issued by the Company, as authorized by article 6, paragraph 2, of the Company's Bylaws.

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    Proposed Bylaws of Natura &Co highlighting the amendments

    BYLAWS

    OF

    NATURA &CO HOLDING S.A.

    CHAPTER I

    NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

    Article 1 - NATURA &CO HOLDING S.A. (“Company”) is governed by these Bylaws and applicable legislation, especially Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

    Sole Paragraph - With the admission of the Company to Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, the shareholders thereof, including controlling shareholders, managers and fiscal council members, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

    Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

    Sole Paragraph - The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Statutory Office.

    Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

    Paragraph 1 - The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

    Paragraph 2 - The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

    Article 4 - The Company is incorporated for an indefinite term of duration.

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    CHAPTER II

    SHARE CAPITAL, SHARES AND SHAREHOLDERS

    Article 5 – The Company’s share capital, fully subscribed and paid up, is R$12,697,285,074.75 (twelve billion, six hundred and ninety-seven million, two hundred and eighty-five thousand, seventy-four reais and seventy-five cents), divided into 1,386,848,066 (one billion, three hundred and eighty-six million, eight hundred and forty-eight thousand, and sixty-six) registered common shares, with no par value.

    Article 6 - The Company shall be authorized to increase its share capital, regardless of a bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, as resolved by the Board of Directors, which shall set the conditions of the issuance, including the price and term for full payment.

    Paragraph 1 - Within the authorized capital limit, the Board of Directors may resolve on the issue of convertible debentures and subscription warrants, as well as the capital increase upon capitalization of profits or reserves, with or without stock dividends.

    Paragraph 2 - The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options.

    Article 7 - The share capital shall be exclusively represented by common shares and each common share shall entail the right to one vote in the shareholders’ resolutions.

    Article 8 - All of the Company’s shares shall be held in book-entry form, in the name of their holders, and shall be held in a trust account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM.

    Sole Paragraph - The transfer cost of the shares may be charged directly to the shareholder by the depositary institution, as may be defined by the custody agreement, with due regard to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

    Article 9 - The issue of new shares, debentures convertible into shares or subscription warrants, the placement of which is carried out through sale in a stock exchange, public subscription or exchange for shares in a public offer of shares pursuant to articles 257 to 263 of Law No. 6,404/76, or, also, pursuant to special law regarding tax incentives, it may occur without the shareholders being granted a preemptive right for the subscription or with the reduction of the minimum term set forth by law for the exercise thereof.

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    CHAPTER III

    GENERAL MEETING AND MANAGEMENT OF THE COMPANY

    SECTION I

    GENERAL MEETING

    Article 10 - The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

    Paragraph 1 - The resolutions of the General Meeting shall be made by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation.

    Paragraph 2 - The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

    Paragraph 3 - Shareholders may only vote with the shares registered in their names two (2) business days prior to the date of the General Meeting.

    Article 11 - The General Meeting shall be chaired by any of the Co-Chairmen of the Board of Directors or, in their absence or impediment, by the Corporate Governance Officer. In the absence or impediment of all the Co-Chairmen and the Corporate Governance Officer, the General Meeting shall be presided over by whomever is indicated thereby. The chairman of the General Meeting shall choose up to two (2) of those present as secretaries, to help conduct the work.

    Article 12 - The General Meeting shall, in addition to the duties set forth by law:

    (i)              elect and dismiss members of the Board of Directors and of the Fiscal Council, as the case may be;

    (ii)set the global compensation of the members of the Board of Directors and of the Statutory Office, as well as that of the members of the Fiscal Council, if convened;

    (iii)approve any splitting or grouping of shares;

    (iv) approve share-based compensation programs for its managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

    (v)resolve on the allocation of the net profits of the year and on the distribution of dividends;

    (vi)elect the liquidator, as well as the Fiscal Committee that will operate during the winding-up period; and

    (vii)resolve on the Company’s exit from the Novo Mercado of B3.

    Sole Paragraph - The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and any votes cast opposing to the content of such agreements may not be considered.

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    SECTION II

    MANAGEMENT BODIES

    Subsection I

    General Provisions

    Article 13 - The Company shall be managed by the Board of Directors and by the Statutory Office.

    Paragraph 1 - The investiture in office shall occur through an instrument of investiture, which shall state that the individual will be subject to the commitment clause referred to in article 34 of these Bylaws, drafted in a proper book, and signed by the manager who was invested in office, with any management guarantee being waived.

    Paragraph 2 - The managers shall hold their offices until the investiture of the substitutes thereof.

    Paragraph 3 - The managers, in the exercise of their duties, shall observe the short- and long-term interests of the Company, including the interests and expectations of the shareholders, associates, suppliers, partners, clients and other creditors, of the communities in which the Company operates locally and globally, as well as the impacts on the environment.

    Article 14 - The Meeting shall determine the annual global allowance for allocation among the managers and the Board of Directors shall be responsible for allocating the amount individually, in compliance with the provisions set forth in these Bylaws.

    Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

    Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the Chairman of the Board of Directors presiding the meeting shall have the casting vote to tie-break the resolution.

    Paragraph 2 - The calls for the meetings of the management bodies shall be made at least seventy-two (72) hours in advance, stating the date, time, place, detailed agenda and documents to be discussed.

    Paragraph 3 - Irrespective of the formalities set forth herein, prior call shall be waived and the meeting shall be deemed regular when all its members are present, and for this purpose, votes in writing shall be admitted.

    Paragraph 4 - The meetings of the management bodies may be held partially or exclusively digitally, by video-conference, audio-conference or by any other means of communication that allows: (i) the registration of attendance and respective votes; (ii) simultaneous consideration of and access to documents presented during the meeting and not previously made available; and (iii) the possibility of communication among those present, with recording by the Company being allowed.

    Paragraph 5 - Members who attend the meetings by conference call, video conference, phone conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

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    Subsection II

    Board of Directors

    Article 16 - The Board of Directors shall be composed of at least seven (7) and at most nine (9) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

    Paragraph 1 - The Board of Directors shall be mostly comprised of external members. At least one-third (1/3) of the members of the Board of Directors shall be independent directors, as defined in the Novo Mercado Rules, and the qualification of the individuals appointed to the board of directors as independent directors shall be resolved at the general meeting that elects them; provided that, if there is a controlling shareholder, a director elected under the option set forth in article 141, paragraphs 4 and 5 of Law No. 6,404/76 shall also be deemed an independent directors. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of board members, it will be rounded-up to the subsequent whole number.

    Paragraph 2 - The member of the Board of Directors must have an unblemished reputation. Unless waived by the General Meeting, the Company prohibits election of those who (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent interests that conflict with those of the Company.

    Paragraph 3 - Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

    Paragraph 4 - A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to matters to which he/she has or represents a conflicting interest with the Company.

    Paragraph 5 - The Board of Directors may, for a better performance of its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

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    Article 17 - In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141, of Law No. 6,404/76.

    Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

    Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen of the Board of Directors, who will be elected by the majority vote of its members, at the first Board of Directors' meeting held immediately after they take office, or whenever there is a vacancy or resignation in those positions.

    Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Chief Executive Officer cannot be held by the same person.

    Paragraph 2 - The members of the Board of Directors, at the first meeting after their investiture in office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the meetings of the Board of Directors for the term of office.

    Paragraph 3 - In addition to their legal duties, the elected Co-Chairmen shall have the following duties:

    a)to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Chief Executive Officer;

    b)to review and propose the compensation of the members of the Board of Directors and the Chief Executive Officer;

    c)to organize and coordinate the agendas of the Company’s Board of Directors' meetings, the calendars of meetings and General Meetings of the Company, calling and chairing meetings of the Company’s Board of Directors, ensuring that directors receive adequate information for each meeting, as well as ensuring the proper functioning of the body; and

    d)to set forth and monitor the evaluation process of the Chief Executive Officer and the members of the Board of Directors, individually, and of the Board of Directors itself, as well as of its committees, as collegiate bodies, and of the governance secretariat;

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    Paragraph 4 – In the event of vacancy in the position of member of the Board of Directors, a substitute may be appointed by the remaining members, who will hold office on an interim basis until the date of the next General Meeting, which will elect a new member (who may be the member temporarily elected by the Board of Directors), who will hold office for the remaining period until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

    Paragraph 5 – In the event of temporary absence of any member of the Board of Directors, he/she may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of each meeting's agenda. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.

    Article 19 – The Board of Directors shall meet, ordinarily, six (6) times a year, according to the annual calendar to be approved by the Board of Directors in the first meeting to be held after the election and, extraordinarily, whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of Article 18 or by the majority of its members.

    Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

    (i)exercise the normative functions regarding the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or the Statutory Office;

    (ii)establish the general orientation of the Company’s businesses;

    (iii)elect and dismiss the Officers of the Company;

    (iv)attribute to the Officers their respective functions, observing the provisions of these Bylaws;

    (v)resolve on the calling of the General Meeting, when deemed appropriate, or in the case of article 132 of the Law No. 6,404/76;

    (vi)supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or which are in the process of being executed and any other acts;

    (vii)analyze the quarterly results of the operations of the Company;

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    (viii)choose and remove independent auditors;

    (ix)call the independent auditors to provide the clarifications it deems necessary;

    (x)evaluate the Management Report and the accounts of the Statutory Office, and resolve on their submission to the General Meeting;

    (xi)approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation by the Company and the Business Units;

    (xii)approve the creation and dissolution of a subsidiary and the Company’s interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

    (xiii)determine the execution of inspections, audits or rendering of accounts in the Company’s subsidiaries, controlled companies or affiliates, as well as in any foundations sponsored thereby;

    (xiv)previously issue statements on any subject to be submitted to the General Meeting;

    (xv)authorize the issue of shares of the Company, within the limits authorized in article 6 of these Bylaws, establishing the issue conditions, including the paying-up price and term, being also able to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

    (xvi)resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

    (xvii)resolve on the issue of subscription warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock bonus, pursuant to Article 6, Paragraph 1, of these Bylaws;

    (xviii)grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

    (xix)establish the amount of the profit sharing of the officers, managers and employees of the Company;

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    (xx)resolve on the issuance of debentures;

    (xxi)authorize the Company to post bond with respect to third-party obligations, except in case of wholly owned subsidiaries of the Company;

    (xxii)approve the Statutory Officers’ authority and policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the Statutory Office;

    (xxiii)approve hiring of a trustee institution to provide bookkeeping services;

    (xxiv)provide, in compliance with the rules of these Bylaws and applicable legislation, for the order of its work and adopt or issue rules for its operation;

    (xxv)pronounce itself for or against any public offer of shares contemplating shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including concerning the price and potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission - CVM;

    (xxvi) decide on (i) the declaration of interim dividends, pursuant to Article 29, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on shareholders’ equity during the year to the shareholders, pursuant to the applicable law;

    (xxvii)define the individualization of the global compensation of managers approved by the General Meeting;

    (xxviii)provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;

    (xxix)annually assess and disclose a list of the independent members of the Board of Directors, as well as disclose and justify any circumstances that may compromise their independence; and

    (xxx)resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

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    Subsection III

    Statutory Office

    Article 21 – The Statutory Office, whose members may be elected and removed at any time by the Board of Directors, shall be comprised of at least two (2) and up to eight (8) members, one (1) of them being the Chief Executive Officer, one (1) being the Financial Officer, one (1) being the Legal and Compliance Officer, one (1) being the Executive Officer for Latin America, one (1) being the Corporate Governance Officer, one (1) being the Investor Relations Officer, and up to two (2) Executive Officers, for a term of three (3) years, re-election being permitted, and the positions of Investor Relations Officer shall mandatorily be taken.

    Paragraph 1 - The election of the Statutory Office shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

    Paragraph 2 – The Statutory Officers shall be replaced, in cases of temporary absence or impairment, with another Officer chosen by the Chief Executive Officer. In case of vacancy, he/she shall be an interim substitute, until the Board of Directors elects a permanent replacement for the remainder of the term.

    Paragraph 3 – The Statutory Officers may accumulate positions, observing the minimum number of two (2) members.

    Article 22 - The Statutory Office has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

    (i)complying with and causing compliance with these Bylaws and the resolutions of the Board of Directors and of the General Shareholders’ Meeting;

    (ii)preparing and submitting to the Board of Directors, each year, the strategic plan, the annual revisions thereof and the overall budget of the Company, arranging for the respective executions;

    (iii)resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

    (iv)deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

    (v)annually submit, for the appraisal of the Board of Directors, the Management Report and the accounts of the Statutory Office, together with the report of the independent auditors, and the proposal to allocate the profits of the previous year; and

    (vi)submitting, on a quarterly basis, to the Board of Directors the interim financial statements of the Company and its subsidiaries.

    Article 23 - The Officers, in addition to the activities attributed to them by the Board of Directors, shall have the following duties:

    Paragraph 1 - It is incumbent upon the Chief Executive Officer:

    (i)to manage the Company’s business, coordinating the activities of the other officers of the Company and of the main executives of the Group’s Business Units, in order to ensure the execution of the resolutions of the Board of Directors and of the Executive Board itself;

    (ii)to convene and chair the meetings of the Executive Board, establishing the agenda and directing the respective work;

    (iii)to make recommendations to the Board of Directors and the Statutory Office regarding the management of the Company as a whole and of the Group’s Business Units;

    (iv)to supervise the performance of the activities related to the general planning and execution in short- and long-term strategies;

    (v)other duties that may be assigned thereto from time to time by the Board of Directors.

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    Paragraph 2 - It is incumbent upon the Financial Officer:

    (i)to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

    (ii)to prepare financial statements, manage the accounts and finances of the Company in compliance with the legal determinations in effect;

    (iii)to guide the Company in decision-making that involve risks of a financial nature;

    (iv)to prepare financial reports and provide information related to his area of authority to the Company’s bodies;

    (v)to plan and execute management policies within his or her scope; and

    (vi)other duties that may be assigned thereto from time to time by the Chief Executive Officer.

    Paragraph 3 - It is incumbent upon the Legal and Compliance Officer:

    (i)to advise and assist the Company on legal issues;

    (ii)to defend the Company’s interests before third parties;

    (iii)to develop and coordinate the Company’s compliance program; and

    (iv)other duties that may be assigned thereto from time to time by the Chief Executive Officer.

    Paragraph 4 - It is incumbent upon the Chief Executive Officer for Latin America:

    (i)evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

    (ii)other duties that may be assigned thereto from time to time by the Chief Executive Officer.

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    Paragraph 5 – It is incumbent on the Corporate Governance Officer:

    (i)to organize and act as secretary regarding the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

    (ii)to organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

    (iii)to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

    (iv)to establish the best dialogue between the Board of Directors and the Group’s executive areas;

    (v)to prepare the annual calendar of activities of the Board of Directors and the Annual Shareholders’ Meeting;

    (vi)to guide the governance agents on their rights and obligations; and

    (vii)other duties that may be assigned thereto from time to time by the Chief Executive Officer.

    Paragraph 6 - It is incumbent upon the Investor Relations Officer:

    (i)to represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

    (ii)to provide information to the investors, the Brazilian Securities and Exchange Commission – CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable Brazilian and foreign laws;

    (iii)to keep the registration of the Company as a listed corporation updated with the Brazilian Securities and Exchange Commission – CVM; and

    (iv)other duties that may be assigned thereto from time to time by the Chief Executive Officer.

    Paragraph 7 - It is incumbent upon the Statutory Officers, in addition to other duties set forth by the Board of Directors:

    (i)to foster the development of activities of the Company, pursuant to its corporate purpose;

    (ii)to coordinate the activities of the Company and controlled companies thereof;

    (iii)to manage the budget of the areas of the Company under his/her responsibility, including management and expenses control;

    (iv)to coordinate the actions of their area and specific attributions with those of other officers;

    (v)to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image; and

    (vi)other duties that may be assigned thereto from time to time by the Chief Executive Officer.

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    Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

    Paragraph 1 - The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

    Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) proxy in the following cases:

    (i)if the action to be taken requires a single representative, it shall be represented by any Officer or attorney-in-fact with special powers;

    (ii)with respect to receiving and giving release for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts, and before the National Health Surveillance Agency; and

    (iii)in the case the Investor Relations Officer represents the Company before Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that operate in the capital market.

    Paragraph 3 - The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the Statutory Office or an attorney-in-fact, acting alone, or even by the adoption of the limitation of authority criteria, to restrict, in certain cases, the representation of the Company to only one Officer or attorney-in-fact.

    Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

    (i)all powers of attorney shall be granted jointly by any two (2) Officers;

    (ii)if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

    (iii)unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

    Paragraph 5 - The actions taken in violation of the provisions set forth in this Article shall not be valid nor shall they be binding upon the Company.

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    Subsection IV

    Audit, Risk Management and Finance Committee

    Article 25 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advising body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members:

    (i)at least one (1) of whom must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

    (ii)at least one (1) of whom must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by CVM;

    (iii)at least one (1) of them shall not be a member of the Board of Directors of the Company; and

    (iv)one (1) of the members may accumulate the qualifications described in items “(i)” and “(ii)” above.

    Paragraph 1 - The Audit Committee shall be coordinated by a Chairman designated upon appointment of the members of the Audit Committee, among the Independent Directors.

    Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, requirements on the qualifications of its members and activities of the Chairman of the Audit Committee, among other things.

    Paragraph 3 - The Audit Committee shall have its own budget, approved by the Board of Directors, intended to cover expenses with its operation and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

    Article 26 - The Audit Committee shall:

    (i)issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

    (ii)approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

    (iii)assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

    (iv)assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

    (v)assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

    (vi)assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

    (vii)have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information; and

    (viii)other duties set forth in the Internal Rules of the Audit Committee.

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    SECTION III

    FISCAL COUNCIL

    Article 27 - The Company’s Fiscal Council, with the duties set forth by law, shall be composed of three (3) members and an equal number of alternates.

    Paragraph 1 - The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

    Paragraph 2 - The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which shall set forth that it shall be subject to the commitment clause referred to in Article 34 of these Bylaws, as well as the compliance with the applicable legal requirements.

    CHAPTER IV

    DISTRIBUTION OF PROFITS

    Article 28 - The fiscal year shall start on January 1 and end on December 31 of each year.

    Paragraph 1 - At the end of each fiscal year, the Statutory Office shall prepare, pursuant to the applicable legal principles, the following financial statements:

    (i)      balance sheet;

    (ii)     statement of results of the fiscal year;

    (iii)    comprehensive income statements;

    (iv)    statements of changes in net equity;

    (v)      cash flow statements;

    (vi)     added value statements; and

    (vii)    explanatory notes to the financial statements.

    Paragraph 2 - The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

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    Article 29 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

    (i)      the addition of the amounts resulting from the reversal of reserves for previously created contingencies in the year;

    (ii)     the decrease of the amounts allocated, in the year, for the creation of the legal reserve and contingency reserves; and

    (iii)    whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

    Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

    Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this Article is assigned to the shareholder in each year.

    Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

    Paragraph 4 - The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

    Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

    Article 30 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

    CHAPTER V

    DISPOSAL OF SHARE CONTROL AND OPA AS A RESULT OF REACHING A RELEVANT INTEREST

    SECTION I

    DISPOSAL OF SHARE CONTROL

    Article 31 - The direct or indirect disposal of the Company’s control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or condition subsequent that the purchaser undertakes to carry out the public offer of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

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    SECTION II

    OPA AS A RESULT OF REACHING A RELEVANT INTEREST

    Article 32 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission - CVM, the regulations of B3 and the terms of this Article.

    Paragraph 1 - The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition under the OPA of shares issued by the Company.

    Paragraph 2 - The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

    OPA Price = Share Value

    Where:

    ‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article.

    ‘Share Value’ means the greatest amount between: (i) the highest unit price achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Consolidated Average EBITDA of the Company (as defined in paragraph 11 below) deducted from the Company’s consolidated net indebtedness, divided by the total number of shares issued by the Company.

    Paragraph 3 - The conduct of the OPA referred to in the main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

    Paragraph 4 - The conduct of the OPA referred to in the main section of this Article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened specially to resolve on the OPA.

    Paragraph 5 - The Relevant Shareholder shall be obliged to comply with any requests or requirements related to the OPA made by the Brazilian Securities and Exchange Commission - CVM, within the maximum terms set forth in the applicable regulations.

    Paragraph 6 - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission - CVM, if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of Article 120 of Law No. 6,404/76.

    Paragraph 7 - Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this Article 32.

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    Paragraph 8 - The obligations set out in article 254-A of Law No. 6,404/76 and in Articles 31 and 33 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligations set forth in this Article.

    Paragraph 9 - The provisions of this Article 32 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole primary issue approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

    Paragraph 10 - For the purposes of calculating the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this Article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

    Paragraph 11 - For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

    “Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. The examples of persons who may represent the interests of the Relevant Shareholder include any person

    (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

    “Outstanding Shares” means all shares issued by the Company, except those (i) held, directly or indirectly, by the Controlling Shareholder and/or persons related to it; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) owned, directly or indirectly, by the Company’s managers.

    “Company’s Average Consolidated EBITDA” is the arithmetic means of the Company’s Consolidated EBITDA related to the two (2) most recent full fiscal years.

    “Company’s Consolidated EBITDA” means the Company’s consolidated operating profit before the net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the consolidated audited financial statements related to the end of the most recent fiscal year made available by the Company to the market.

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    Paragraph 12 - If the regulations of the Brazilian Securities and Exchange Commission - CVM applicable to the OPA set forth in this Article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission - CVM shall prevail in the consummation of the OPA set forth in this Article.

    Article 33 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, CVM regulations and applicable B3 regulations.

    Sole Paragraph - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

    CHAPTER VI

    ARBITRATION COURT

    Article 34 - The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

    CHAPTER VII

    COMPANY’S LIQUIDATION

    Article 35 – The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

    CHAPTER VIII

    INDEMNIFICATION AGREEMENT

    Article 36 - Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, Officers, Committee members and their other employees holding management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

    Paragraph 1 - The Company shall not indemnify the Beneficiary for (i) acts performed outside of the exercise of his or her duties or powers; (ii) acts with bad faith, willful misconduct, gross negligence or fraud; (iii) acts practiced in their own interest or in the interest of third parties, to the detriment of the Company’s corporate interest; (iv) indemnifications arising from social actions set out in article 159 of Law No. 6,404/76 or reimbursement for losses set out in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnity set forth in the indemnity agreement entered into with the Beneficiary.

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    Paragraph 2 - If sentenced, by a court, arbitral or administrative decision made final and unappealable, by virtue of acts performed (i) outside of the exercise of his or her duties; (ii) in bad faith, willful misconduct, gross negligence or fraud; or (iii) to his or her own benefit or that of third parties, to the detriment of the Company’s corporate interests, the Beneficiary shall reimburse the Company for all costs and expenses incurred with legal counsel, on the terms of the legislation in force.

    Paragraph 3 - The indemnification conditions and limits that are object of this Article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the contracting of a specific insurance to cover for management risks.

    CHAPTER IX

    FINAL AND TRANSITIONAL PROVISIONS

    Article 37 – Events not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

    Article 38 – The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden from accepting and considering any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden from accepting and proceeding with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

    Article 39 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

    Sole Paragraph - The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

    Article 40 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company’s shareholders who are signatories of the Company’s Shareholders Agreement, dated September 4, 2019 and filed at the headquarters of the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Company’s Shareholders Agreement, including, but not limited to, purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that may contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being their own shareholders, their descendants, partners, heirs or legatees.

    *****

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Handbook for Participation in the Annual and Extraordinary General Meeting Date: April 26, 2024 Time: 9:30 a.m. Format: Exclusively online, using the Ten Meetings online platform Natura &Co

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    1. INVITATION

    São Paulo, March 26, 2024.

    Dear Shareholder,

    Natura &Co Holding S.A. (“Company” or “Natura &Co”) invites you to participate in the Annual and Extraordinary Shareholders' Meetings to be held jointly at 9:30 a.m. on April 26, 2024 ("AEGM” or “General Meeting”), exclusively online, with no option for in-person attendance, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3 of Resolution No. 81 issued by the Brazilian Securities and Exchange Commission ("CVM") on March 29, 2022, as amended ("CVM Resolution 81"), via Ten Meetings Online Platform (https://assembleia.ten.com.br/808431682). Shareholders can also participate by sending the remote voting ballot, following the instructions provided in this Handbook for Participation in the General Meeting (“Handbook”).

    The matters to be resolved at the AEGM are listed on the agenda of the call notice (“Call Notice”), pursuant to item 3 of this Handbook.

    The participation of the shareholders in the General Meeting is of great importance. Pursuant to applicable regulations, the Company made available online the information and documents set out in Law No. 6,404, of December 15, 1976 (“Corporations Law”) and in the CVM Resolution 81.

    Please examine the Management Proposal and other documents related to the AEGM at Natura &Co Investor Relations’ website (https://ri.naturaeco.com), CVM’s website (https://www.gov.br/cvm/pt-br), B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br) and at the Company’s principal place of business.

    The AEGM will be held exclusively in an online manner, with participation through Ten Meetings’ electronic system, with no option for in-person attendance.

    Natura &Co’s Investor Relations Office is available to shareholders to provide any information required through the following channels:

    https://ri.naturaeco.com/

    ri@natura.net

    Guilherme Strano Castellan

    Chief Financial Officer and Investor Relations Officer

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    2. PROCEDURES AND TERMS

    The instatement of the Annual General Meeting at first call will require the presence of shareholders representing at least one-quarter (1/4) of registered common shares without par value issued by the Company, pursuant to article 125 of the Corporations Law.

    The instatement of the Extraordinary General Meeting at first call will require the presence of shareholders representing at least two thirds (2/3) of the registered common shares without par value issued by the Company, pursuant to article 135 of the Corporations Law, since an amendment to the Bylaws is being proposed.

    The General Meeting will be installed with respect to the matters for which the minimum instatement quorum is achieved. If a certain quorum is not achieved, the Company will publish a new Call Notice announcing the new date for to hold the AEGM on second call, which may be instated with the presence of any number of shareholders, to resolve specifically on the matters subject the quorum that was not achieved. If the quorum necessary to instate the Extraordinary General Meeting is not achieved, a new Call Notice will be published announcing the new date for this meeting only, which, then, may be instated with the presence of any number of shareholders.

    Shareholders, or their duly appointed attorneys, will participate exclusively in an online manner, through the Ten Meetings’ online platform, with no option for in-person attendance. Shareholders may also cast their votes by sending the remote voting ballot (“Ballot”), as provided for in CVM Resolution 81.

    2.1. Shareholder present in an online manner – mandatory prior registration

    Pursuant to article 28-C, paragraph 2 of CVM Resolution 81, shareholders will be provided with the option to (i) simply participate in the General Meeting, regardless of whether a Ballot was submitted; or (ii) participate and cast votes at the General Meeting. If a Shareholder that previously sent a Ballot decides to vote at the General Meeting, any voting instructions received through the Ballot will be disregarded.

    The General Meeting will be held exclusively in an online manner. Shareholders or proxies/representatives that wish to participate in the General Meeting using the Ten Meetings online platform must visit the following website: https://assembleia.ten.com.br/808431682, complete the registration, and submit all requisite documents through the website for qualification to participate and/or vote at the General Meeting.

    The Proxy/representative must register with their details at the provided electronic address. Following registration, they must use the same link to specify each Shareholder that they will represent and attach all the necessary documents listed below. Subsequently, the proxy will receive individual emails regarding the qualification status of each registered shareholder and, if needed, will be prompted to provide additional document details. A proxy representing multiple Shareholders will only be permitted to vote at the General Meeting for those shareholders whose qualification has been verified by the Company. This entire process must be completed within two (2) days prior to the date of the General Meeting, that is, by April 24th, 2024.

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    The following documents must be submitted by the shareholders and/or their proxies/representatives through the online platform:

    A)    individual shareholders:

    (i) identification document of the shareholder with photo. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License, professional card or work cards issued by the Government agencies, provided they contain a photo of their holder;

    B)    shareholders that are legal entities:

    (i) last consolidation of the bylaws or articles of association;

    (ii) documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and

    (iii) identification document with photo of the legal representative(s) or Proxy;

    C)    shareholders that are investment funds:

    (i) latest restated regulations of the fund;

    (ii) bylaws or articles of association of the manager or administrator;

    (iii) documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers’ election, if the legal representative is a right elected in the minutes); and

    (iv) identification document with photo of the legal representative(s).

    The Company will not require certification of signature, consularization or apostille of the shareholders’ identification documents, as well as of the proxy instruments granted by the shareholders to their respective representatives. The Company will also not require a sworn translation of the proxies and documents, provided that they are drawn up or translated into Portuguese or English, nor of the documents attached with the respective translations into such languages.

    Shareholders that do not send the necessary information through the Ten Meetings’ online platform pursuant to this Handbook by April 24th, 2024, will not be able to participate in the AEGM in an online manner.

    Upon the successful verification of the proxy documents submitted in accordance with the terms, and following the confirmation of qualification by the Company, details and instructions for accessing the online platform will be sent via email to each shareholder (or their appointed proxy/representative, as applicable) that completed the registration process.

    The communication will include the login credentials for individual access to the General Meeting’s platform. A proxy representing multiple shareholders will only be eligible to vote for those shareholders which registration was duly completed. The information access will be sent exclusively to the email address informed in the registration process.

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    2.1.1. Instructions for using the online platform for participation in an online manner

    If a shareholder (or the respective proxy/representative, as applicable) that properly registered through the electronic system does not receive the e-mail with instructions for participation, the participant must contact the Invertors Relations Department of the Company by 6:00 p.m. (Sao Paulo time) of April 25, 2024 through the email ri@natura.net.

    To access Ten Meetings’ online platform¸ the shareholder or their Proxy will need access to a computer with a camera and audio that can be enabled and internet access with a minimum bandwidth of 1mb. Access must be done preferably through the Google Chrome browser. The IOS Safari browser is not supported by the platform. It is also recommended that the shareholder disconnects any VPN and ensures that is camera is not in use prior to accessing the platform. The online platform allows the participant to access the AEGM's audio and video, as well as to participate and through its computer microphone and camera.

    Access to the General Meeting’s electronic system will be limited to shareholders (or its respective proxy/representative, as applicable) who complete registration by April 24th, 2024, and log on into the online platform before the commencement of proceedings.

    On the date of the General Meeting, the link to access the online platform will be available thirty (30) minutes before the start time. Shareholders can register their attendance via the electronic system by accessing the provided link, following the instructions indicated herein.

    The Company recommends participants to familiarize themselves in advance with the online platform and verify the compatibility of their respective electronic devices with the platform. On the day of the AEGM, shareholders are recommended to access the online platform well in advance for seamless participation.

    The login and password information are personal and non-transferable. Access to the General Meeting will be made exclusively through the electronic platform and will be restricted to the shareholders or respective proxy/representative that previously registered pursuant to this Handbook.

    On the date of the AEGM, the duly registered shareholder that registers their presence digitally through the Ten Meetings’ online platform will be considered present at the AEGM, pursuant to article 47, item III, and sole paragraph, of CVM Resolution 81.

    Participants are individually responsible for ensuring the compatibility of their equipment with the online platform. The Company will not be responsible for any operational or connectivity issues experienced by shareholders or other situations beyond the Company’s control, such as unstable internet connection or incompatibility of the platform with the shareholder’s equipment. The AEGM will be recorded, pursuant to article 28, paragraph 1, item III of CVM Resolution 81.

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    2.1.2. Shareholders Represented by Proxy

    The shareholder may be represented in the AEGM by a proxy appointed less than one (1) year ago, as set out in paragraph 1 of article 126 of the Corporations Law.

    Powers of attorney, pursuant to paragraph 1 of article 126 of the Corporations Law, may only be granted to those who meet at least one of the following requirements:

    I. be a shareholder or manager of the Company;

    II. be a lawyer; or

    III. be a financial institution.

    For shareholders that are legal entities, pursuant to the understanding of the CVM Board at a meeting held on November 4, 2014 (Proceeding CVM RJ2014/3578), it is not necessary to meet the above-mentioned requirements.

    The Proxy representing more than one shareholder must attach the necessary representation documentation for the qualification of each shareholder to be represented by them at the AEGM, as indicated above.

    Proxies that do not timely register and submit all required documents pursuant to this Handbook by April 24, 2024, will not be able to participate in the AEGM through the Ten Meeting’s online platform, pursuant to article 6, paragraph 3 of CVM Resolution 81.

    2.2. Participation through Remote Voting Ballot:

    The shareholders may also cast their votes in the General Meeting by submitting a Ballot, as provided for in CVM Resolution 81. The vote shall be formalized by means of the Ballot, according to versions made available by the Company on its Investor Relations website (https://ri.naturaeco.com), CVM’s website (https://www.gov.br/cvm/pt-br), B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br) or through the shareholders’ respective custodians.

    Since the Company will hold an Annual General Meeting and an Extraordinary General Meeting on the same day, the shareholders must deliver separate Ballots for each General Meeting in which they wish to cast their votes.

    In the Ballot, the following information must be filled in: (i) full name or corporate name; and (ii) National Register of Legal Entities (CNPJ) or Individual Taxpayers’ Register (CPF) of the Ministry of Treasury. Providing an e-mail address is advisable, but not mandatory.

    Any shareholder that opts for submitting a Balot may, at its own discretion: (i) fill out the Ballot and submit it directly to the Company, on hard copy or in a digital manner; (ii) if the shareholder has its shares deposited with a custodian, the shareholder may submit the voting instructions to the respective custodian, which will send the votes to the Depositary Center of B3 S.A. - Brasil, Bolsa, Balcão, pursuant to the procedures and required documentation set forth by the respective custodian; or (iii) in case the shareholders with shares deposited with the financial depository institution responsible for the Company’s book-entry share services, namely Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), the shareholder may submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú.

    Notwithstanding the possibility of sending the Ballot and other documents in physical form, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission, according to item 2.2.1 below.

    For the Ballot to be considered valid and for the votes therein to be counted for the AEGM (i) all fields must be properly filled; (ii) all pages must be initialled by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it.

    The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 27 of CVM Resolution. 81) is no later than seven (7) calendar days before the date the AEGM is to be held, that is, by April 19, 2024 (including such date). The Ballots received after such date will be disregarded.

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    2.2.1. Exercise of remote voting right by means of the Ballot in a digital manner:

    A shareholder that opts for exercising its remote voting right by sending the Ballot directly to the Company in a digital manner must send the documents listed below exclusively to the electronic address ri@natura.net (Subject: AEGM 2024 Remote Voting Ballot):

    (i) a digital copy of the Ballot, duly filled out, initialed, and signed; and

    (ii) a digital copy of the following documents:

    (a) individual shareholders: identification document with photo. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

    (b) legal entities shareholders:

      last consolidation of the bylaws or articles of association;
      documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and
      identification document with photo of the legal representative(s) or Proxy;

    (b) shareholders who are investment funds:

      latest restated rules of the fund;
      bylaws or articles of association of its manager;
      documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers’ election, if the legal representative is a right elected in the minutes); and
      identification document with photo of the legal representative(s).

    The Company will not require certification of signature, consularization or apostille of the shareholders’ identification documents, as well as of the proxy instruments granted by the shareholders to their respective representatives. The Company will also not require a sworn translation of the proxies and documents, provided that they are drawn up or translated into Portuguese or English, nor of the documents attached with the respective translations into such languages.

    The Ballot and the related documentation shall only be deemed received by the Company and, therefore, considered for the quorums of the AEGM if the Company receives the digitalized copy of the required documentation no later than seven (7) calendar days before the date the AEGM is to be held, that is, by April 19, 2024 (including such date). The Ballots and the related documentation received after such date will be disregarded.

    Upon receipt of the Ballot and other required documentation in a digital manner, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, if the documentation received is sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

    In any event, the Shareholder may only rectify or resend the Ballot or the documents accompanying it by the deadline of April 19, 2024 (including such date). The Ballots and/or supporting documents received after such date will be disregarded.

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    2.2.2. Exercise of remote voting right by means of the Ballot sent directly to the Company in hard copy:

    The shareholder that chooses to exercise its remote voting right by sending  the Ballot in hard copy directly to the Company must send the documents listed below to the Company's principal place of business located at Avenida Alexandre Colares, n.º 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Investor Relations Senior Manager - AEGM 2024”

    (i) a digital copy of the Ballot, duly filled out, initialed, and signed; and

    (ii) a digital copy of the following documents:

    (a) individual shareholders: identification document with photo. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

    (b) legal entities shareholders:

      last consolidation of the bylaws or articles of association;
      documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and
      identification document with photo of the legal representative(s) or Proxy;

    (b) shareholders who are investment funds:

      latest restated rules of the fund;
      bylaws or articles of association of its manager;
      documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers’ election, if the legal representative is a right elected in the minutes); and
      identification document with photo of the legal representative(s).

    The Company will not require certification of signature, consularization or apostille of the shareholders’ identification documents, as well as of the proxy instruments granted by the shareholders to their respective representatives. The Company will also not require a sworn translation of the proxies and documents, provided that they are drawn up or translated into Portuguese or English, nor of the documents attached with the respective translations into such languages.

    The Ballot and the related documentation shall only be deemed received by the Company and, therefore, considered for the quorums of the AEGM if the Company receives the hard copies the required documentation at its headquarters no later than seven (7) calendar days before the date the AEGM is to be held, that is, by April 19, 2024 (including such date). The Ballots and the related documentation received after such date will be disregarded.

    Upon receipt of the hard copies of the Ballot and other required documentation, the Company will inform the shareholder, preferably via email, within three (3) days of the receipt of the Ballot, if the documentation received is sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

    In any event, the shareholder may only rectify or resend the Ballot or the documents accompanying it by the deadline of April 19, 2024 (including such date). The Ballots and/or supporting documents received after such date will be disregarded.

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    2.2.3. Exercise of remote voting right by means of the Ballot sent through service providers:

    The shareholder that chooses to exercise its right to vote remotely through service providers must inform their voting instructions to their respective custodians or to the financial depository institution responsible for the Company’s book-entry share services (bookkeeping agent), depending on whether their shares are deposited in a central depositary, and provided that the rules determined by them are observed.

    To this end, shareholders must contact their custodians or the bookkeeping agent responsible and verify the procedures established by them to send voting instructions via Ballot, as well as the documents and information they may require.

    The Company clarifies that conflicting voting instructions will be disregarded. Conflicting voting instructions are those coming from the same shareholder who, in relation to the same resolution, voted differently in Ballots submitted by different service providers.

    If there is a discrepancy between the information contained in any Ballot sent directly to the Company and the voting instructions contained in the voting map sent by the bookkeeping agent for the same shareholder, the voting instructions contained in the voting map sent by the bookkeeping agent shall prevail, and the Ballot received directly by the Company will be disregarded.

    2.2.4. Sending the Ballot digitally via the Ten Meetings Digital Platform

    Alternatively, the Ballot may be filled in and transmitted digitally via the "Ten Meetings" Digital Platform. To do so, shareholders must access the electronic address: https://assembleia.ten.com.br/808431682 and fill in, within 7 (seven) days prior to the date of the AGM, i.e. up to and including April 19, 2024, the registration data for the Company's AEGM, attaching the documents set out in item 2.2.1 above, as applicable. After completing the registration, and within the same period (i.e. up to and including April 19, 2024), shareholders must digitally fill in the fields of the Ballot, with the voting options for the AEGM, and then confirm their votes.

    * * *

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    3. CALL NOTICE

    NATURA &CO HOLDING S.A.

    CNPJ/ME No. 32.785.497/0001-97              Publicly Held Company              State Registration (NIRE) 35.300.531.582

    CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

    The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meeting to be jointly held, at first call, at 9:30 a.m. of April 26, 2024 (“General Meeting” or “AEGM”), exclusively online, with participation through Ten Meetings’ online platform and with the possibility of sending a remote voting ballot, in order to resolve upon the following matters:

    At the Annual General Meeting:

    (1)Review the management accounts, examine, discuss, and vote on the financial statements, together with the report of the independent auditors, the Audit, Risk Management and Finance Committee’s report, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2023;

    (2)Define the number of members for the Company’s Board of Directors;

    (3)Resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors;

    (4)Elect the members of the Company’s Board of Directors, to serve for a unified mandate of two (2) years; and

    (5)Define the global compensation of the Company’s managers, to be paid until the date of the annual general meeting in which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2024.

    At the Extraordinary General Meeting:

    (1)Update article 5 of the Company’s Bylaws reflecting the share capital established at the Board of Directors’ Meeting held on October 10, 2023, and consolidate the Company’s Bylaws.

    General Information:

    The Handbook for Participation in the General Meeting (“Handbook”) and the Management Proposal, as well as the other documents provided by law and applicable regulation are available to the shareholders at the Company’s principal place of business, located at Avenida Alexandre Colares, n.º 1.188, Sala A17, Bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, at the Company‘s Investor Relations website (https://ri.naturaeco.com), at CVM’s website (https://www.gov.br/cvm/pt-br) and at B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br).

    In accordance with Law No. 6,404, of December 15, 1976 (“Corporations Law”), and CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), the Company will conduct the AEGM exclusively in an online manner, through Ten Meetings’ online platform, with no option for in-person attendance.

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    As the AEGM will be held exclusively online, the shareholders' attendance may only occur via: (i) remote voting ballot; or (ii) online platform. Shareholders holding common registered shares without par value issued by the Company may attend the General Meeting by themselves, by their legal representatives or by their attorneys-in-fact, provided that their shares are registered in their name at the financial depository institution responsible for the Company’s book-entry share services (bookkeeping agent), namely, Itaú Corretora de Valores S.A. (CNPJ/ME no. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of the Corporations Law.

    Pursuant to CVM Resolution No. 70, of March 22, 2022, as amended, the minimum percentage interest in the Company’s voting capital required for adoption of the multiple voting mechanism for election of members of the Board of Directors is five percent (5%). The requirement for adoption of the multiple voting mechanism must be delivered by the shareholders in up to forty-eight (48) hours prior to the General Meeting, pursuant to paragraph 1 of article 141 of the Corporations Law.

    Remote Voting Ballot

    If the shareholder opts to exercise the right to vote by submitting a remote voting ballot (“Ballot”) made available by the Company under the terms of CVM Resolution No. 81, the shareholder may send the Ballot through the following channels: (1) in case of shares issued by the Company deposited with Itaú, the financial depositary institution responsible for the Company’s book-entry share services (bookkeeping agent), submit the voting instructions to Itaú, subject to the procedures established and documents requested by Itaú, as informed in the Handbook; (2) in case they have shares issued by the Company deposited with a custodian, submit the voting instructions to the respective custodian, which will send the votes to the Depositary Center of B3 S.A. – Brasil, Bolsa, Balcão, pursuant to the procedures and required documentation set forth by the respective custodian, as informed in the Handbook; (3) by sending the voting instructions directly to the Company, in digital or hard copy, according to the instructions in the Handbook; or (4) by sending the Ballot digitally via the "Ten Meetings" online platform, in accordance with the guidelines and deadlines set out in the Handbook.

    For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Resolution No. 81, as well as the instructions and terms contained in the Handbook and in the Ballots published by the Company.

    Since the Company will hold an Annual General Meeting and an Extraordinary General Meeting on the same day, the shareholders must deliver separate Ballots for each General Meeting for which they wish to cast their vote.

    Notwithstanding the possibility of sending the Ballot and other documents on hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to preferably send the Ballot in a digital manner via the "Ten Meetings" online platform, in accordance with the guidelines and deadlines set out in the Manual.

    The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 27 of CVM Resolution No. 81) is April 19, 2023 (inclusive). Ballots received after such date will be disregarded.

    Pursuant to CVM Resolution No. 81, shareholders who attend the General Meeting in person or through a representative, or which remote voting ballot is deemed valid by the Company, shall be deemed present at the General Meeting.

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    Online Participation

    Shareholders will be able to participate online in the General Meeting, through Ten Meetings’ online platform, pursuant to the Handbook and Management Proposal. Pursuant to article 28, paragraphs 2 and 3 of CVM Resolution No. 81, shareholders shall have the option of:

    (i) simply participate in the General Meeting, regardless of whether or not a Ballot was submitted; or

    (ii) participate and cast votes at the General Meeting. If a Shareholder that previously sent a Ballot decides to vote at the General Meeting, any voting instructions received through the Ballot will be disregarded.

    Shareholders or proxies/representatives that wish to participate in the General Meeting using the Ten Meetings electronic system must visit the following website https://assembleia.ten.com.br/808431682, complete the registration, and submit all requisite documents through the website for qualification to participate and/or vote at the General Meeting. This process must be completed within two (2) days prior to the date of the General Meeting, that is, by April 24th, 2024.

    For registration purposes, Shareholders must send to the Company, no later than April 24, 2024, the following documents:

    (i) individual shareholders: a photo ID;

    (ii) shareholders that are legal entities: the latest consolidation of the bylaws or articles of association and documentation proving representation (minutes of election of directors and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s);

    (iii) shareholders that are investment funds: the latest consolidated regulations of the fund, bylaws, or articles of association of its manager or administrator, documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s).

    The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents, whether drafted or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

    São Paulo, March 26, 2024.

    GUILHERME PEIRÃO LEAL

    Co-Chairman of the Board of Directors

    4. INFORMATION ON THE MATTERS SUBJECT TO RESOLUTION

    To obtain information on the matters subject to resolution in the General Meeting, please refer to the Management Proposal and other documents relating to the AEGM made available by the Company at its Investor Relations website (https://ri.naturaeco.com), at CVM’s website (https://www.gov.br/cvm/pt-br), at B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br) and at the Company’s principal place of business.

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